As filed with the Securities and Exchange Commission on October 31, 2007
Registration No. 333-146767

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

China Nepstar Chain Drugstore Ltd.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	5912	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6th Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nanshan District, Shenzhen
Guangdong Province 518054
People’s Republic of China
(86)755-2643-3366

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leiming Chen	William Y. Chua
Simpson Thacher & Bartlett LLP	Sullivan & Cromwell LLP
35th Floor, ICBC Tower	28th Floor
Three Garden Road	Nine Queen’s Road Central
Central, Hong Kong	Hong Kong
(852) 2514-7600	(852) 2826-8688

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated          , 2007

China Nepstar Chain Drugstore Ltd.
20,625,000 American Depositary Shares
Representing
41,250,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of China Nepstar Chain Drugstore Ltd., or China Nepstar.

China Nepstar is offering 20,625,000 ADSs. Each ADS represents two ordinary shares, par value US$0.0001 per share, of China Nepstar. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$11.50 and US$13.50. We have received approval to list the ADSs on the New York Stock Exchange under the symbol “NPD.”

See “Risk Factors” beginning on page 9 to read about risks you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to China Nepstar	US$	US$

To the extent the underwriters sell more than 20,625,000 ADSs, the underwriters have an option to purchase up to 3,093,750 additional ADSs from China Nepstar at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on          , 2007.

Goldman Sachs (Asia) L.L.C.

Goldman Sachs (Asia) L.L.C.                         Merrill Lynch & Co.

CLSA Asia-Pacific Markets

Prospectus dated          , 2007.

# China Nepstar Chain Drugstore Ltd.

海王星辰
NEP-STAR DRUG STORE
健康药房

The largest retail drugstore chain in China with 1,791 directly operated outlets in 62 cities

Shenyang
Dalian
Tianjin
Weifang
Qingdao
Nanjing
Shanghai
Ningbo
Chengdu
Changsha
Fuzhou
Kunming
Guangzhou
HQ:Shenzhen

Dedicated to provide high-quality, professional and convenient pharmacy services for urban Chinese

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are the largest retail drugstore chain in China based on the number of directly operated stores. As of September 30, 2007, our store network was comprised of 1,791 directly operated drugstores located in 62 cities in China, and we believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2004, 2005 and 2006. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter, or OTC, drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer products under our own brand names, which we refer to as private label products. We believe our private label product offering distinguishes our company from our key competitors. We launched our first private label product in September 2005 and currently offer 1,108 private label products. Sales of our private label products accounted for 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit in 2006 and the six months ended June 30, 2007, respectively.

Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. The numbers of our directly operated drugstores increased from 668 as of December 31, 2004 to 1,115 as of December 31, 2005 and to 1,446 as of December 31, 2006. Our stores are generally located in well established residential communities and prime retail locations in major cities in China’s coastal and adjoining provinces. As of September 30, 2007, we had 1,791 directly operated drugstores. Our revenue increased from RMB842.9 million in 2004 to RMB1,313.2 million in 2005 and to RMB1,732.4 million (US$227.6 million) in 2006, representing a compound annual growth rate, or CAGR, of 43.4% from 2004 to 2006. In the six months ended June 30, 2007, our revenue amounted to RMB946.3 million (US$124.3 million), representing an increase of 18.4% over the same period in 2006.

Our Industry

We operate in the large and growing drugstore industry in China, which we believe offers compelling industry fundamentals and benefits from favorable demographics. With approximately one-fifth of the world’s population and one of the world’s fastest-growing economies, China presents significant potential for the drugstore industry. According to the PRC State Information Center, a research institute under the PRC National Development and Reform Commission, or the NDRC, and Frost & Sullivan, an independent market research and consulting firm, total expenditure on pharmaceutical products in China increased from RMB175.6 billion in 2002 to RMB360.3 billion (US$47.3 billion) in 2006, representing a CAGR of 19.7% in that period. Frost & Sullivan expects expenditure on pharmaceutical products in China to grow at 23.5% annually between 2007 and 2011, and to reach

RMB965.2 billion (US$126.8 billion) in 2011. We believe the significant growth potential of the drugstore industry in China is mainly due to the following factors:

PRC Economic Growth, Increasing Disposable Income and Urbanization.   China’s fast growing economy has led to increases in disposable income, improvements in standard of living and accelerated urbanization, which have made pharmaceutical products more affordable and spending on pharmaceutical products more common.

Aging Population.  China’s aging population is a key contributor to the increased expenditures on pharmaceutical products. The portion of the Chinese population aged 60 and above has increased in both absolute numbers and as a percentage of the total population, and this trend is likely to continue in the next decade.

Government Support of the Drugstore Industry.  The PRC government has supported the growth of the drugstore industry with a series of initiatives.

•	Anti-Corruption. In China, sales by hospital pharmacies accounted for a large percentage of retail sales of pharmaceutical products in China. The PRC government has strengthened its anti-corruption measures targeting corruption practices in procurement and prescription in government-owned hospitals, and such anti-corruption measures are expected to result in more growth opportunities for drugstores that are not affiliated with hospitals.

•	Pharmaceutical Product Labeling and Prescription Management. The pharmaceutical product labeling regulations adopted in March 2006 require that pharmaceutical product labels state the generic ingredients of the pharmaceutical products and bar the registration of any brand name for any pharmaceutical product which does not contain active ingredients. In addition, effective May 1, 2007, doctors are not permitted to include brand names in their prescriptions and required to specify the chemical ingredients of the medicines they prescribe. These requirements are expected to help curb corrupt practices by pharmaceutical product manufacturers and doctors, ensure that patients are given better information on medicines they purchase, and weaken the hospitals’ monopoly on prescriptions and prescription pharmaceutical products.

•	Advertising of Pharmaceutical Products. The PRC government has adopted a series of measures regulating the advertising of pharmaceutical products. Consumers typically become familiar with a medicine through advertising and word-of-mouth recommendations by pharmacy salespeople. With increased restrictions on advertising of pharmaceutical products, pharmaceutical product manufacturers are expected to increasingly rely on retail pharmacies to build brand familiarity among the general public.

•	Equal Opportunity for Non-Hospital Drugstores. The PRC Ministry of Health has promulgated prescription regulations requiring hospitals to allow prescriptions to be filled at non-hospital drugstores. The implementation of this regulation is expected to increase drug sales, especially prescription drug sales, in drugstores chains and independent drugstores that are not affiliated with hospitals.

•	Increased Availability of Funding Under the National Medical Insurance Program. The PRC government has increased the availability of funding under the national medical insurance program and included more pharmaceutical products in the China’s national medical insurance scheme.

•	Enhanced Quality Requirements for the Operations of Pharmacies. China has strengthened its enforcement of good supply practice, or GSP, standards since adopting it at the end of December 2004. As a result, many smaller drugstore chains or independently operated drugstores may find it difficult to meet these enhanced quality requirements for the operations of pharmacies.

Fragmentation of the Drugstore Industry and the Trend for Consolidation.  The drugstore industry in China is highly fragmented. The NDRC reported that as of December 31, 2004, 7,445 pharmaceutical product wholesalers, 1,410 pharmacy chain stores and 58,065 individual pharmaceutical product retailers have obtained GSP certification. Given the level of fragmentation and increased regulatory requirements, retailers with an effective nationwide presence and a strong reputation are most likely to thrive.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the drugstore industry in China:

•	leading market position with strong brand name recognition;

•	directly operated business to provide a consistent customer experience;

•	optimized, diverse and high quality product offerings including private label products;

•	proven ability to expand rapidly while increasing profitability; and

•	experienced management team with proven track record.

Our Strategies

We intend to further strengthen our position as the leading pharmaceutical and healthcare retailer in China by implementing the following strategies:

•	expand in large and fast-growing metropolitan markets;

•	strengthen customer trust and loyalty with effective marketing and promotional programs;

•	increase private label product offerings;

•	upgrade our information management systems and distribution centers; and

•	selectively pursue complementary acquisitions.

Our Challenges

We expect to face risks and uncertainties relating to our ability to:

•	identify and respond to changing customer preferences, as well as optimize product offering and inventory position;

•	achieve and maintain broad market acceptance for our private label products;

•	effectively manage the expansion of our operations;

•	attract and retain experienced management personnel and qualified pharmacists;

•	establish effective marketing, advertising and promotional programs;

•	obtain governmental approvals to open new drugstores; and

•	adapt to adverse changes in the political and economic policies of the PRC government.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Corporate Information

Our principal executive offices are located at 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. Our telephone number at this address is (86) 755-2643-3366 and our fax number is (86) 755-2640-1549.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.nepstar.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Nepstar” is to China Nepstar Chain Drugstore Ltd.;

•	“Nepstar group companies,” “we,” “us,” “our company” and “our” are to China Nepstar, its predecessor entities and its consolidated entities;

•	“ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“regional Nepstar companies” are to 11 PRC incorporated companies that operate Nepstar drugstores in their respective regions under the trade name Nepstar;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A redeemable convertible preferred shares” are to our Series A redeemable convertible preferred shares, par value US$0.0001 per share;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“Yunnan Nepstar” are to Yunnan Jianzhijia Chain Drugstore Ltd., our 40.0% owned consolidated subsidiary that operates our directly operated stores in Yunnan province. Yunnan Nepstar operates under the trade name Jianzhijia.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on June 29, 2007, which was RMB7.6120 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risk Related to Doing Business in China — Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment.” On October 25, 2007, the noon buying rate was RMB7.4800 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$11.50 and US$13.50 per ADS

ADSs offered by us	20,625,000 ADSs

Total ADSs offered	20,625,000 ADSs

Ordinary shares outstanding immediately after the offering	206,250,000 ordinary shares

The number of ordinary shares outstanding immediately after the offering:

• assumes the conversion of all outstanding Series A redeemable convertible preferred shares into 50,000,000 ordinary shares upon completion of the offering;

• excludes 8,674,000 ordinary shares issuable upon the exercise of options outstanding granted under our pre-IPO share option scheme; and

• excludes 8,680,000 ordinary shares reserved for issuance under our 2007 share incentive plan.

The ADSs	Each ADS represents two ordinary shares, par value US$0.0001 per share. The ADSs will be evidenced by a global ADR.

The depositary will be the holder of the ordinary shares underlying your ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 3,093,750 additional ADSs.

Form and settlement of ADSs	The ADSs will be represented by one or more ADRs in definitive, fully registered form. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately US$231.7 million assuming an initial public offering price of US$12.50, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

• approximately US$52.0 million to open new stores;

• approximately US$27.0 million to set up two new distribution centers; and

• approximately US$11.0 million to upgrade our information management and inventory control system.

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of retail drugstore chains or independently operated drugstores. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-up	We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs. Furthermore, each of our directors, executive officers and shareholders, have agreed to a similar 180-day lock-up. See “Underwriting.”

New York Stock Exchange trading symbol	NPD

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six-month periods ended June 30, 2006 and 2007 and consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

						Six Months Ended
	Year Ended December 31,					June 30,
	2004	2005	2006	2006		2006	2007	2007
	RMB	RMB	RMB	US$		RMB	RMB	US$
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data
Revenue	842,862	1,313,153	1,732,433	227,592		799,199	946,283	124,315
Gross profit	222,984	381,180	608,212	79,901		263,426	380,416	49,976
Sales, marketing and other operating expenses	(214,258)	(348,297)	(517,047)	(67,925)		(243,314)	(283,112)	(37,193)
General and administrative expenses	(29,388)	(45,480)	(62,556)	(8,218)		(29,075)	(36,237)	(4,761)
(Loss)/Income from operations	(20,662)	(12,597)	28,609	3,758		(8,963)	61,067	8,022
Net (loss)/income	(20,822)	(17,953)	13,602	1,786		(11,614)	43,323	5,691
Accretion to Series A redeemable convertible preferred shares redemption value	(2,367)	(10,551)	(16,592)	(2,180)		(8,113)	(8,663)	(1,138)
Net (loss)/income attributable to ordinary shareholders	(23,189)	(28,504)	(2,990)	(394)		(19,727)	34,660	4,553
Net (loss)/income per share
Basic	(0.20)	(0.25)	(0.03)	(0.00	)(1)	(0.17)	0.30	0.04
Diluted	(0.20)	(0.25)	(0.03)	(0.00	)(1)	(0.17)	0.26	0.03
Shares used in computation(2)
Basic	115,000,000	115,000,000	115,000,000	115,000,000		115,000,000	115,000,000	115,000,000
Diluted	115,000,000	115,000,000	115,000,000	115,000,000		115,000,000	165,000,000	165,000,000

(1)	Rounded to US$0.00.

(2)	Our company issued 115,000,000 ordinary shares in August 2004 in connection with our restructuring in 2004. For the purposes of calculating basic and diluted loss per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the restructuring took place on beginning of the earliest period presented.

	As of December 31,			As of June 30
	2005	2006	2006	2007	2007
	RMB	RMB	US$	RMB	US$
	(In thousands)

Consolidated Balance Sheet Data
Cash	110,851	82,996	10,903	132,061	17,349
Inventories	228,452	271,362	35,649	289,707	38,059
Total current assets	425,615	465,267	61,122	558,062	73,313
Property and equipment, net	121,820	146,978	19,309	147,035	19,316
Total assets	577,305	642,227	84,369	737,245	96,853
Accounts payable	223,292	244,034	32,059	260,512	34,224
Amounts due to related parties	52,505	55,628	7,308	58,643	7,704
Total current liabilities	352,448	399,051	52,423	446,979	58,721
Series A redeemable convertible preferred shares	217,940	234,532	30,811	243,195	31,949
Total shareholders’ equity/(deficit)	698	(2,392)	(315)	32,222	4,233

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business

We may not be able to timely identify or otherwise effectively respond to changing customer preferences, and we may fail to optimize our product offering and inventory position.

The drugstore industry in China is rapidly evolving and is subject to rapidly changing customer preferences that are difficult to predict. Our success depends on our ability to anticipate and identify customer preferences and adapt our product selection to these preferences. In particular, we must optimize our product selection and inventory positions based on sales trends. We cannot assure you that our product selection, especially our selections of nutritional supplements and food products, will accurately reflect customer preferences at any given time. If we fail to anticipate accurately either the market for our products or customers’ purchasing habits or fail to respond to customers’ changing preferences promptly and effectively, we may not be able to adapt our product selection to customer preferences or make appropriate adjustments to our inventory positions, which could significantly reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

We have incurred losses in prior periods and may incur losses in the future.

We had an accumulated deficit of RMB61.6 million (US$8.1 million) as of December 31, 2006 and RMB18.3 million (US$2.4 million) as of June 30, 2007. Our accumulated deficit was caused by net losses we incurred in years prior to 2006. These net losses were primarily due to our rapid expansion of operations by opening new drugstores, which typically generate less revenue and incur operating losses in the first year of operation. Although we had net income of RMB13.6 million (US$1.8 million) in 2006 and RMB43.3 million (US$5.7 million) in the six months ended June 30, 2007, compared to net loss of RMB20.8 million in 2004 and RMB18.0 million in 2005, we cannot assure you that we will be able to achieve profitability in the future.

Our private label products may not achieve or maintain broad market acceptance.

We began introducing private label products in September 2005, and sales of private label products accounted for 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit in 2006 and the six months ended June 30, 2007, respectively. We plan to increase the number of our private label products as these products generally have higher profit margin than our other similar products. We believe that whether we can succeed in gaining and maintaining broad market acceptance of our private label products depends on many factors, including:

•	our product pricing;

•	our ability to maintain the cost competitiveness of our private label products;

•	the effectiveness of our sales and marketing efforts;

•	our ability to provide consistent and high quality customer experiences;

•	publicity or public perception concerning our company, our brand, our products or our competitors or competing products;

•	whether or not customers develop habits of routinely purchasing and using our private label products; and

•	our ability to anticipate, identify and respond to changing customer preferences.

If we fail to achieve or maintain broad market acceptance for our private label products, or if products introduced by our competitors are more favorably received than our private label products, or if we fail to respond to customers’ changing preference promptly and effectively, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our success depends on our ability to establish effective advertising, marketing and promotional programs.

Our success depends on our ability to establish effective advertising, marketing and promotional programs, including pricing strategies implemented in response to competitive pressures and/or to drive demand for our products. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Our pricing strategies and value proposition must be appropriate for our target customers. If we are not able to maintain and increase the awareness of our brand, products and services, we may not be able to attract and retain customers and our reputation may also suffer. We expect to incur substantial expenses in our marketing and promotional efforts to both attract and retain customers. However, our marketing and promotional activities may be less successful than we anticipate, and may not be effective at building our brand awareness and customer base. We also cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Failure to successfully execute our advertising, marketing and promotional programs may result in material decreases in our revenue and profitability.

If we are unable to optimize management of our distribution centers, we may be unable to meet customer demand.

We distribute substantially all of our products to our stores through our national distribution center located near our headquarters in Shenzhen and 11 regional distribution centers located in various regions in China, and we deliver merchandise from these distribution centers to our store outlets using our own vehicles. Our ability to meet customer demand may be significantly limited if we do not successfully operate our distribution centers and efficiently conduct our distribution activities, or if one or more of our distribution centers are destroyed or shut down for any reason, including as the result of a natural disaster. Any disruption in the operation of our distribution centers could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volume in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment or distribution capacity. Furthermore, failure to effectively control product damage during distribution process could decrease our operating margins and reduce our profitability.

Failure to maintain optimal inventory levels could increase our inventory holding costs or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

We need to maintain sufficient inventory levels to operate our business successfully as well as meet our customers’ expectations. However, we must also guard against the risk of accumulating excess inventory. We are exposed to increased inventory risks as a result of our increased offering of private label products, rapid changes in product life cycles, changing consumer preferences, uncertainty of success of product launches, seasonality, and manufacturer backorders and other vendor-related problems. We cannot assure you that we can accurately predict these trends and events and avoid over-stocking or under-stocking products. In addition, demand for products could change significantly between the time product inventory is ordered and the time it is available for sale. When we begin selling a new product, it is particularly difficult to forecast product demand accurately. The purchase of certain types of inventory may require significant lead-time. As we carry a broad selection of products and maintain significant inventory levels for a substantial portion of our merchandise, we may be unable to sell such inventory in sufficient quantities or during the relevant selling seasons. Carrying too much inventory would increase our inventory holding costs, and failure to have inventory in stock when a customer orders it could cause us to lose that order or lose that customer, either of which could have a material adverse effect our business, financial condition and results of operations.

We depend on the continued service of, and on the ability to attract, motivate and retain a sufficient number of qualified and skilled staff, especially regional managers and in-store pharmacists for our stores.

Our ability to continue expanding our retail drugstore chain and deliver high quality products and customer service depends on our ability to attract and retain qualified and skilled staff, especially regional managers and in-store pharmacists. In particular, the applicable PRC regulations require at least one qualified pharmacist to be stationed in every drugstore to instruct or advise customers on prescription drugs. Over the years, a significant shortage of pharmacists has developed due to increasing demand within the drugstore industry as well as demand from other businesses in the healthcare industry. In the fourth quarter of 2007 and 2008, we plan to open approximately 210 and 1,050 new stores, respectively, mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. We cannot assure you that we will be able to attract, hire and retain sufficient numbers of skilled regional managers and in-store pharmacists necessary to continue to develop and grow our business. The inability to attract and retain a sufficient number of skilled regional managers and in-store pharmacists could limit our ability to open additional stores, increase revenue or deliver high quality customer service. In addition, competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations.

The centralization of procurement may not help us achieve anticipated savings and may place additional burdens on the management of our supply chain.

Our regional Nepstar companies currently handle a substantial portion of the product procurement for the respective drugstores they operate. We plan to increase the centralization of merchandise procurement and replenishment operations and expect to reduce cost of goods sold as a result of volume purchase benefits. However, we may be less successful than anticipated in achieving these volume purchase benefits. In addition, the centralization of merchandise procurement is expected to increase the complexity of tracking inventory, create additional inventory handling and transportation costs and place additional burdens on the management of our supply chain. Furthermore, we may not be successful in achieving the cost savings expected from the renegotiation of certain supplier contracts due to the nature of the products covered by those contracts and the market position of the related suppliers. If we cannot successfully reduce our costs through centralizing procurement, our profitability and prospects would be materially and adversely affected.

Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.

As sales of our private label products increasingly account for a substantial portion of our revenue, we consider our brand name, trade names and trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products or services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce, or the SAIC. However, we may be unable to secure the trademark registration for which we applied. In addition, our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any such violation.

Moreover, we may be unable to prevent third parties from using our brand name or trademarks without authorization. Unauthorized use of our brand name or trademarks by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products.

We also rely on trade secrets to protect our know-how and other proprietary information, including pricing, purchasing, promotional strategies, customer lists and/or suppliers lists. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts could be expensive and time-consuming, and the outcome is unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets or other proprietary information, it will be even more difficult for us to enforce our rights and our business and prospects could be harmed.

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the intellectual property rights of others. However, because the validity, enforceability and scope of protection of intellectual property rights in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. In addition, any litigation or proceeding or other efforts to protect our intellectual property rights could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Furthermore, the degree of future protection of our proprietary rights is uncertain and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we are unable to protect our trade names, trademarks, trade secrets and other propriety information from infringement, our business, financial condition and results of operations may be materially and adversely affected.

We rely on licensing arrangements with our affiliated companies to use the trademark “Neptunus” and a number of other trademarks. Any improper use of these trademarks by our licensor or any other third parties could materially and adversely affect our business.

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. The trademark “Neptunus,” or “ ” in Chinese, is owned by Shenzhen Neptunus Group Co., Ltd., or the Neptunus Group, and we have obtained, under a license agreement, the non-exclusive right to use this trademark so long as the trademark is valid. The trademark “Neptunus,” or “Haiwang,” is also used by the Neptunus Group, its subsidiaries and affiliated entities, which are controlled by Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, China Neptunus Drugstore Holding Ltd., or Neptunus BVI. We have also obtained rights to use an aggregate of 545 additional trademarks, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 266 and the non-exclusive rights to use 239, upon completion of the registration of the respective trademarks. We use these licensed trademarks to develop our private label products. As of June 30, 2007, we have developed 126 private labels with these licensed trademarks. If the Neptunus Group, any of its subsidiaries or affiliated entities, or any third party uses the trade name “Neptunus,” or trademarks we use to develop our private labels in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use our proprietary information and know-how without infringing third party intellectual property rights. As we increase our sales of private label products, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources, may have or may obtain intellectual property protection that will prevent, limit or interfere with our ability to make, use or sell our products in China. Moreover, the defense of intellectual property suits, including trademark infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our product offerings; or

•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase of our products, which could have a material adverse effect on our financial condition and results of operations.

We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.

As of June 30, 2007, we had 1,581 leased properties with an aggregate gross floor area of approximately 229,210 square meters. Approximately 43.8% of these leased properties had defects in their legal titles. Out of the total floor area of properties with defects in their legal titles, approximately 73,570 square meters were used as drugstores, equivalent to approximately 39.3% of the total gross floor area of our drugstores. The defects in title with respect to these properties generally fall into two categories: (i) the proper property title deeds covering approximately 67,440 square meters, or approximately 36.0% of the total gross floor area of our drugstores, cannot be obtained from the relevant landlord; and (ii) the identity of the landlord as it appears on the relevant leasing contract does not match with the identity of the registered owner as it appears on the property title deeds and a formal approval by the registered owner as noted on the property title deeds for the lease of the property to us cannot be obtained by the relevant parties. The total floor area of properties with the latter type of defects in title was approximately 6,130 square meters, or approximately 3.3% of the total gross floor area of our drugstores. In the absence of proper title documents, the relevant leasing contracts may not be valid or enforceable. We have been working to cure or cause to be cured, defects in property titles and the related costs have been immaterial. We do not expect to incur material costs to cure outstanding defects in property titles in the future. Although we believe that failure to cure these defects would not result in the loss of a significant number of these leases, if any of such defects of title for these occupied properties is not cured, we may lose our rights to use some of these properties, and our business and operations may be severely disrupted. In addition, approximately 180,280 square meters, or approximately 78.7% of our leased properties, including properties with defects in title, have not been registered as required by applicable PRC regulations. We do not believe that the failure of registration will affect the validity or performance of these leases. We are making efforts to urge our landlords to cooperate with us to complete the required registrations as tenants alone cannot effect registrations under the applicable PRC regulations. However, if the required registrations are not effected, the relevant governmental authorities have the right to request both our landlords and us to complete the registrations and we could be subject to fines, the amount of which is different in various regions in China.

We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon our integrated information management system to monitor daily operations of our drugstores and to maintain accurate and up-to-date operating and financial data for compilation of management information. In addition, we rely on our computer hardware and network for the storage, delivery and transmission of the data of our retail system. Any system failure which causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt our normal operation. Although we believe that our disaster recovery plan is adequate in handling the failure of our computer software and hardware systems, we cannot assure you that we can effectively carry out this disaster recovery plan and that we will be able to restore our operation within a sufficiently short time frame to avoid our business being disrupted. Moreover, we are planning to upgrade our information management systems by installing a retail enterprise resource planning, or ERP, system, which will fully integrate product selection, procurement, pricing, distribution and retail management processes. However, we may not be able to achieve desirable results from the installation of such retail ERP system, and we cannot assure that the installation process will be carried out in a timely manner and will not cause any disruption to our operations. Any failure in our computer software and/or hardware systems could have a material adverse effect on our business, financial condition and results of operations. In addition, if the capacity of our computer software and hardware systems fail to meet the increasing needs of our expanding operations, our ability to grow may be constrained.

As a retailer of pharmaceutical and other healthcare products, we are exposed to inherent risks relating to product liability and personal injury claims.

Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceutical and other healthcare products, such as with respect to improper filling of prescriptions, labeling of prescriptions, adequacy of warnings, unintentional distribution of counterfeit drugs. Furthermore, the applicable laws, rules and regulations require our in-store pharmacists to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information the in-store pharmacists deem significant. Our in-store pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects and we may be liable for claims arising from advices given by our in-store pharmacists. In addition, product liability claims may be asserted against us with respect to any of the products we sell and as a retailer, we are required to pay for damages for any successful product liability claim against us, although we may have the right under applicable PRC laws, rules and regulations to recover from the relevant manufacturer for compensation we made to our customers in connection with a product liability claim. We may also be obligated to recall affected products. Any product liability claim or product recall may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due the limited coverage of any business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

Our operating results are difficult to predict, and we may experience significant fluctuations in our operating results.

Our operating results may fluctuate significantly.  As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors causing these fluctuations include, among others:

•	our ability to maintain and increase sales to existing customers, attract new customers and satisfy our customers’ demands;

•	the frequency of customer visits to our drugstores and the quantity and mix of products our customers purchase;

•	the price we charge for our products or changes in our pricing strategies or the pricing strategies of our competitors;

•	timing and costs of marketing and promotional programs organized by us and/or our suppliers, including the extent to which we or our suppliers offer promotional discounts to our customers;

•	our ability to acquire merchandise, manage inventory and fulfill orders;

•	technical difficulties, system downtime or interruptions of our ERP system, which we use for product selection, procurement, pricing, distribution and retail management processes;

•	the introduction by our competitors of new products or services;

•	the effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	changes in government regulations with respect to pharmaceutical and retail industries; and

•	current economic and geopolitical conditions in China and elsewhere.

In addition, a significant percentage of our operating expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could result in substantial operating losses.

Moreover, our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of certain pharmaceuticals and other non-pharmaceutical products. Sales of our pharmaceutical products benefit in the fourth quarter from the winter cold and flu season, and are lower in the first quarter of each year because Chinese New Year falls into the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes. Failure to manage the increased sales effectively in the high sale season, and increases in inventory in anticipation of sales increase could have a material adverse effect on our financial condition, results of operations and cash flow.

Many of the factors discussed above are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for prior periods as an indication of our future results.

We may not be able to manage our expansion of operations effectively and failure to do so could strain our management, operational and other resources, which could materially and adversely affect our business and growth potential.

We have grown rapidly since our inception and we anticipate continued expansion of our business to address growth in demand for our products and services, as well as to capture new market opportunities. In the fourth quarter of 2007 and 2008, we plan to open approximately 210 and 1,050 new stores, respectively, mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. The continued growth of our business has resulted in, and will continue to result in, substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

•	our ability to continue to identify new store locations and lease new store facilities at acceptable prices;

•	our ability to optimize product offerings and increase sales of private label products;

•	our ability to control procurement cost and optimize product pricing;

•	our ability to control operating expenses and achieve a high level of efficiency, including, in particular, our ability to manage the amount of time required to open new stores and for stores to become profitable, to maintain sufficient inventory levels and to manage warehousing, buying and distribution costs;

•	information technology system enhancement, including the installation of our ERP system;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel, including in-store pharmacists and regional managers.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Future acquisitions are expected to be a part of our growth strategy, and could expose us to significant business risks.

One of our strategies is to grow our business through acquisition, especially in cities where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. However, we cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all.

Moreover, if an acquisition candidate is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Furthermore, we cannot assure you that the expected synergies from future acquisitions will actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs, and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

We depend substantially on the continuing efforts of our executive officers, and our business and prospects may be severely disrupted if we lose their services.

Our future success is dependent on the continued services of the key members of our management team. In particular, we depend on the services of Simin Zhang, our founder and the chairman of our board of directors, and Jiannong Qian, our chief executive officer. The implementation of our business strategy and our future success depend in large part on our continued ability to attract and retain highly qualified management personnel. We face competition for personnel from other drugstore chains, retail chains, supermarkets, convenience stores, pharmaceutical companies and other organizations. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring suitably qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

We do not maintain key-man insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, as we expect to continue to expand our operations, we will need to continue attracting and retaining experienced management. Each of our executive officers has entered into a confidentiality and non-competition agreement with us regarding these agreements. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these agreements could be enforced in China, where the majority of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

We may need additional capital and may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial position.

As of December 31, 2006 and June 30, 2007, we had RMB83.0 million (US$10.9 million) and RMB132.1 million (US$17.3 million) in cash, respectively. Based on our current operating plans, we expect our existing resources, including our current cash and cash flows from operations, together with our net proceeds from this offering, to be sufficient to fund our anticipated cash needs, including for working capital and capital expenditures for at least the next 12 months. Specifically, we plan to spend approximately US$52.0 million to open new stores, approximately US$11.0 million to upgrade our information management and inventory control system, and approximately US$27.0 million to set up two new distribution centers. We may, however, need to raise additional funds if our expenditures exceed our current expectations due to changed business conditions or other future developments. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible or exchangeable to our equity securities would result in additional dilution to you. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that restrict our operational flexibility.

Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by pharmaceutical companies; and

•	economic, political and other conditions in China and elsewhere.

We may be unable to obtain additional capital in a timely manner or on commercially acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests, and we are exempt from some of the corporate governance requirements of the New York Stock Exchange.

As of the date of this prospectus, Simin Zhang, our founder and chairman of our board of directors, through Neptunus BVI, beneficially owned 64.85% of our outstanding share capital and will, through Neptunus BVI, beneficially own approximately 51.88% of our outstanding share capital upon completion of this offering. As such, Dr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

In addition, we are a “controlled company” as defined under New York Stock Exchange Listing Manual Section 303A.00 because Neptunus BVI owns more than 50.0% of our outstanding ordinary shares. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and you are not provided with the benefits of, some of the corporate governance requirements of the New York Stock Exchange, including that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a compensation committee comprised solely of independent directors; and

•	our director nominees must be selected or recommended by a nomination/corporate governance committee comprised solely of independent directors.

As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a controlled company. We are also exempt from some of the corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer.

If we grant additional share options, restricted shares or other share-based compensation in the future, our operating results could be materially adversely affected.

As of June 30, 2007, we had outstanding options to purchase 8,674,000 of our ordinary shares under our pre-IPO share option scheme. In addition, we are allowed to issue up to 8,680,000 share options, restricted shares or other share-based compensation in the future to our management and other personnel under our 2007 share incentive plan. We account for share-based compensation in accordance with Statement of Financial Accounting Standards No. 123(revised 2004), Share-Based Payment, or SFAS No. 123R, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation based on the fair value of equity-classified awards on the date of the grant, with the compensation expense recognized generally over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives to our employees in the future, we could incur significant compensation expenses which could materially reduce our net income, and your investment in our ADSs could be significantly diluted.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results.

Upon completion of this offering, we will become a public company in the United States that is, or will be subject to, the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404,

and we expect that we will be required to include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must independently report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

In addition, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. We have also not been taking a systematic and comprehensive approach in the examination of our internal control system. Our internal control system may have material weaknesses or significant deficiencies in control environment, risk assessment processes, control activities associated with our business processes and communications and monitoring mechanism. For example, we have not established an audit committee to oversee our internal control process prior to this offering, and we do not have a fully functioning internal audit department to support our internal control structure. Any internal control weakness or deficiency may impact the reliability of our financial reporting, effectiveness and efficiency of our operations and our compliance with laws, rules and regulations and may not allow us to prevent or detect fraudulent activities. We have taken steps to strengthen our internal control system, including engaging an external consulting firm and establishing an internal control improvement team to initiate and execute internal control improvement projects so that we will comply with the requirements set forth in the Sarbanes-Oxley Act. Our internal control improvement team will work with the external consulting firm to document our internal control procedures, evaluate the effectiveness of our internal control processes, improve or redesign certain internal control procedures, increase the general awareness of our employees about internal control, educate relevant personnel within our company about specific internal control procedures each department or subsidiary must comply with, and monitor the operating effectiveness of the internal control system. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404, including but not limited to monitoring control over certain subsidiaries, internal audit resources and formalized and documented closing and reporting processes. We plan to remediate any identified control deficiencies in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of holders of a majority of our shares in person or by proxy.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his or her name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his or her name. In the absence of a poll, shares will therefore not be proportionately represented in the voting. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. As a result, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of holders of a majority of our shares in person or by proxy.

Risks Related to Our Industry

We face significant competition, and if we do not compete successfully against existing and new competitors, our revenue and profitability would be materially and adversely affected.

The drugstore industry in China is highly competitive, and we expect competition to intensify in the future. Our primary competitors include other drugstore chains and independent drugstores. We also increasingly face competition from discount stores, convenience stores and supermarkets as we increase our offering of non-drug convenience products and services. We compete for customers and revenue primarily on the basis of store location, merchandise selection, our private label offerings, price, services that we offer and our brand name. We believe that the continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, local regulations prohibit the opening of new drugstores within certain distances of an existing store, and other drugstore chains and independent drugstores have occupied many prime locations. As a result, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities. Moreover, we may be subject to additional competition from new entrants to the drugstore industry in China. If the PRC government removes the barriers for the foreign companies to operate majority-owned retail drugstore business in China, we could face increased competition from foreign companies. Some of our larger competitors may enjoy competitive advantages, such as

•	greater financial and other resources;

•	larger variety of products;

•	more extensive and advanced supply chain management systems;

•	greater pricing flexibility;

•	larger economies of scale and purchasing power;

•	more extensive advertising and marketing efforts;

•	greater knowledge of local market conditions;

•	stronger brand recognition; and

•	larger sales and distribution networks.

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer larger discounts on competing products, and we may not be able to profitably match those discounts. Furthermore, our competitors may offer products that are more attractive to our customers or that render our products uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

Changes in economic conditions and consumer confidence in China may influence the retail industry, consumer preferences and spending patterns.

Our business and revenue growth primarily depend on the size of the retail market of pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are relatively high, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The retail prices of some of our products are subject to control, including periodic downward adjustment, by PRC governmental authorities.

An increasing percentage of our pharmaceutical products, primarily those included in the national and provincial Medical Insurance Catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Regulation — Price Controls.” In addition, the retail prices of these products are also subject to periodic downward adjustments as the PRC governmental authorities seek to make pharmaceutical products more affordable to the general public. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products 24 times. The latest price reduction occurred in May 2007 and affected 1,245 different pharmaceutical products, of which 524 are sold in our stores. As of December 31, 2004, 2005, 2006 and June 30, 2007, 1.5%, 2.0%, 7.5% and 16.0% of the pharmaceutical products we offered were subject to price controls, respectively. In 2004, 2005, 2006 and the six months ended June 30, 2007, approximately 1.1%, 2.1%, 3.1% and 5.0% of our revenue was derived from sales of pharmaceutical products that were subject to price controls, respectively. Any future price controls or government mandated price reductions may have a material adverse affect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

Our retail operations require a number of permits and licenses in order to carry on their business.

Drugstores in China are required to obtain certain permits and licenses from various PRC governmental authorities, including GSP certification. We are also required to obtain food hygiene certificates for the distribution of nutritional supplements and food products. We cannot assure you that we have obtained or maintained all required licenses, permits and certifications to carry on our business at all times, and from time to time we may have not been in compliance with all such required licenses, permits and certifications. Moreover, these licenses, permits and certifications are subject to periodic renewal and/or reassessment by the relevant PRC governmental authorities and the standards of such renewal or reassessment may change from time to time. We intend to apply for the renewal of these licenses, permits and certifications when required by applicable laws and regulations. Any failure by us to obtain and maintain all licenses, permits and certifications necessary to carry on our business at any time could have a material adverse effect on our business, financial condition and results of operations. In addition, any inability to renew these licenses, permits and certifications could severely disrupt our business, and prevent us from continuing to carry on our business. Any changes in the standards used by governmental authorities in considering whether to renew or reassess our business licenses, permits and certifications, as well as any enactment of new regulations that may restrict the conduct of our business, may also decrease our revenue and/or increase our costs and materially reduce our profitability and prospects. Furthermore, if the interpretation or implementation of existing laws and regulations changes or new regulations come into effect requiring us to obtain any additional licenses, permits or certifications that were previously not required to operate our existing businesses, we cannot assure you that we may successfully obtain such licenses, permits or certifications.

The continued penetration of counterfeit products into the retail market in China may damage our brand and reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

There has been continued penetration of counterfeit products into the pharmaceutical retail market in China. Counterfeit products are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts, and are typically manufactured without proper licenses or approvals as well as fraudulently mislabeled with respect to their content and/or manufacturer. Although the PRC government has been increasingly active in combating counterfeit pharmaceutical and other products, there is not yet an effective counterfeit pharmaceutical product regulation control and enforcement system in China. Although we have implemented a series of quality control procedures in our procurement process, we can not assure you that we would not be selling counterfeit pharmaceutical products inadvertently. See “Business — Quality Control.” Any unintentional sale of counterfeit products may subject us to negative publicities, fines and other administrative penalties or even result in litigation against us. Moreover, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in China, and may severely harm the reputation and brand name of companies like us. The continued proliferation of counterfeit products in China could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to fines and penalties if we fail to comply with the applicable PRC laws and regulations governing sales of medicines under the PRC National Medical Insurance Program.

Eligible participants in the PRC national medical insurance program, mainly consisting of urban residents in China, are entitled to buy medicines using their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the national or provincial medical insurance catalogs. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. Moreover, the applicable PRC laws, rules and regulations prohibit pharmacies from selling goods other than pre-proved medicines when purchases are made with medical insurance cards. We have established procedures to prohibit our drugstores from selling unauthorized goods to customers who make purchases with medical insurance cards. However, we cannot assure you that those procedures will be strictly followed by all of our employees in all of our stores. In the past, there have been incidents involving our store staff selling products other than pre-approved medicines to customers who make payment with medical insurance cards, and we have been subject to negative publicity, fines and other administrative penalties. These penalties included the revocation of two of our stores’ status as authorized pharmacies, and such status has not been reinstated as of the date of this prospectus. If any of our drugstores or sales personnel is found to have sold products other than pre-approved medicines to customers who make payment with medical insurance cards, we would be subject to fines or other penalties, and, to the extent we have outstanding claims from government social security bureaus, those claims could be rejected. Either of these cases could damage our reputation as well as have a material adverse effect on our business, financial condition, results of operations.

Risks Related to Our Corporate Structure

If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties.

Current PRC laws, rules and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. Substantially all of our operations are conducted through Shenzhen Nepstar Pharmaceutical Company Ltd., or Nepstar Pharmaceutical, our

wholly owned operating subsidiary in China, and through its contractual arrangements with several of our consolidated entities in China, including the regional Nepstar companies, in each of which Nepstar Pharmaceutical owns a 49.0% of the equity interest, and Shenzhen Nepstar Information and Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, collectively own the remaining 51.0% of equity interests. The respective beneficial owner of Nepstar IT Service, Liping Zhou, and Nepstar Management Consulting, Feng Tu, are two long-time employees of our company who are PRC citizens. See “Our Corporate Structure.” We depend on the regional Nepstar companies operating substantially all of our retail drugstores and generating a substantial portion of our revenue. We have entered into contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting, and their respective shareholders which provide us with the ability to retain our control over these companies and substantially all of the risks and rewards of ownership of these companies.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although we have been advised by our PRC counsel, Haiwen & Partners, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders) complies with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules and regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Nepstar IT Service, Nepstar Management Consulting and each of the regional Nepstar companies granted to us under the equity pledge agreement among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, and the equity pledge agreement among Nepstar Pharmaceutical, Liping Zhou and Feng Tu. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.

If we, Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting or the regional Nepstar companies are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC consolidated entities;

•	discontinuing or restricting the operations of our PRC consolidated entities;

•	imposing conditions or requirements with which we or our PRC consolidated entities may not be able to comply;

•	requiring us or our PRC consolidated entities to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China; or

•	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

We rely on contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our businesses, which may not be as effective as exercising operational control through a majority ownership of equity interests.

We rely on contractual arrangements with the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting and their respective shareholders to operate a substantial portion of our business in China and to provide us with legal and unilateral control over these entities. For a description of these contractual arrangements, see “Our Corporate Structure” and “Related Party Transactions.” These contractual arrangements may not be as effective as exercising control through direct ownership of majority equity interests. Although we do not have a majority ownership interest in the regional Nepstar companies, under the relevant contractual arrangements, we are able to effect changes in the board of directors of these companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as a legal matter, if Nepstar IT Service, Nepstar Management Consulting, any of the regional Nepstar companies or any of their respective shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce these arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you would be effective. For example, if Nepstar IT Service or Nepstar Management Consulting were to refuse to transfer its equity interest in the regional Nepstar companies to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

Moreover, these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event a dispute arises under these contracts, our ability to conduct our business may be materially and adversely affected.

Contractual arrangements we have entered into among our consolidated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or any of our consolidated entities owe additional taxes could have a material adverse impact on our net income and the value of your investment.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our consolidated entities are challenged by the PRC tax authorities to be not on an arm’s-length basis, or to result in an unreasonable reduction in our PRC tax obligations, the PRC tax authorities have the authority to disallow our tax deduction claims, adjust the profits and losses of our respective PRC consolidated entities and assess late payment fees and other penalties. Our net income may be materially reduced if our tax liabilities increase or if we are otherwise assessed late payment fees or other penalties.

The beneficial owners of Nepstar IT Services and Nepstar Management Consulting may have conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

The beneficial owners of Nepstar IT Services and Nepstar Management Consulting are long-time employees of our company. Conflicts of interests between their dual roles as sole shareholders of

Nepstar IT Services and Nepstar Management Consulting, respectively, and as employees of our company may arise. We have entered into a supplemental agreement with each of Liping Zhou and Feng Tu, the respective beneficial owner of Nepstar IT Services and Nepstar Management Consulting, under which Ms. Zhou and Mr. Tu have warranted that they will not, so long as they remain the shareholders of Nepstar IT Services and Nepstar Management Consulting, serve, invest or assist in any business that may compete with our business or otherwise conduct any business activity that may compete with our business. However, we cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company or that conflict of interests will be resolved in our favor. Any such conflicts of interest may have a material adverse effect on our business, financial condition and results of operations.

We rely principally on dividends paid by our consolidated operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and rely principally on dividends paid by our consolidated operating subsidiaries for cash requirements, including the funds necessary to service any debt we may incur. In particular, we rely on earnings generated by Nepstar Pharmaceutical as well as dividends and other distributions received by Nepstar Pharmaceutical from the regional Nepstar companies, which are passed on to us through Shenzhen Nepstar Commerce Development Ltd., or Nepstar Commerce, and Shenzhen Nepstar Pharmaceutical Electronic Technologies Ltd., or Nepstar Electronic. If any of our consolidated operating subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nepstar Pharmaceutical currently have in place with Nepstar IT Service, Nepstar Management Consulting or any of the regional Nepstar companies in a manner that would materially and adversely affect Nepstar Pharmaceutical’s ability to pay dividends and other distributions on its equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entities only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserve fund until the accumulative amount of such reserves reach 50.0% of their respective registered capital. As a result, our consolidated PRC entities are restricted in their ability to transfer a portion of their net income to us whether in the form of dividends, loans or advances. As of December 31, 2006 and June 30, 2007, our restricted reserves totaled RMB8.1 million (US$1.1 million) and we had accumulated deficit of RMB61.6 million (US$8.1 million) and RMB18.3 million (US$2.4 million), respectively. Our restricted reserves are not distributable as cash dividends. Any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The application for conversion of Nepstar Commerce and Nepstar Electronic from domestic enterprises to foreign investment enterprises in connection with our restructuring in 2004 was not in full compliance with applicable PRC laws, rules and regulations, which could subject those companies to fines and other penalties and result in a material disruption of our business.

Nepstar Commerce and Nepstar Electronic were converted from domestic enterprises into wholly foreign owned enterprises under PRC law in connection with our restructuring in 2004. See “Our Corporate Structure.” In their applications for the approval for such conversion that were made to Shenzhen Nanshan Economic and Trade Bureau, Nepstar Commerce and Nepstar Electronic did not disclose that they owned regional Nepstar companies that engage in the drugstore business in various provinces of China. Furthermore, when Nepstar Commerce and Nepstar Electronic became wholly foreign owned enterprises, foreign investment in drugstore retail business was prohibited under PRC law. As a result, the application by Nepstar Commerce and Nepstar Electronic was not made in full compliance with applicable PRC laws, rules and regulations. Although these defects have been corrected in connection with our restructuring in 2007, PRC regulators have the authority to impose fines or other penalties based on past violations by Nepstar Commerce and Nepstar Electronic. In some cases, these regulatory bodies may require the disgorgement of profits or revoke their prior approval. We do not believe these past violations will have a material adverse effect on our business, financial condition and results of operations, but due to the uncertainty of regulatory enforcements in the PRC, we cannot assure you that Nepstar Commerce or Nepstar Electronic will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the approval previously issued by them, or that such fines or penalties will not have a material adverse effect on our revenue and profitability.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our consolidated PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company, our ability to make loans or additional capital contributions to our consolidated PRC entities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities may not exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or the SAFE, or its local counterpart. Furthermore, any capital contributions from us to our consolidated PRC entities must be approved by the Ministry of Commerce in China or its local counterpart. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our consolidated PRC entities. If we fail to receive these registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially reduce our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 25 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on

us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical industry and retail industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We may need to obtain additional governmental approvals to open new drugstores. Our inability to obtain such approvals will have a material adverse effect on our business and growth.

According to the Measures on the Administration of Foreign Investment in the Commercial Sector promulgated by the PRC Ministry of Commerce, which became effective on June 1, 2004, a company that is directly owned by a foreign invested enterprise needs to obtain relevant governmental approvals before it opens new retail stores. However, there are no specific laws, rules or regulations with respect to whether it is necessary for a company established by a subsidiary of a foreign invested enterprise to obtain approvals to open new retail stores. We have consulted with the Shenzhen Bureau of Trade and Industry, which was of the view that companies established by a subsidiary of a foreign invested enterprise are not required to acquire governmental approvals to open new retail stores. In addition, our PRC legal counsel, Haiwen & Partners, also advises us that such approval is not required based on its interpretations of current PRC laws, rules and regulations. However, we cannot assure you that the PRC Ministry of Commerce will not require that such approvals to be obtained. If additional governmental approval is deemed to be necessary and we are not able to obtain such approvals on a timely basis or at all, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, will be materially and adversely affected.

Recent PRC rules and regulations may subject our PRC resident shareholders and our PRC share option holders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch. In addition, relevant SAFE rules also require any share option plan adopted by the offshore special purpose company to be filed with the local SAFE branch when the offshore special purpose company is registered with the local SAFE branch, and such registration shall be amended when optionees exercise their share options offshore. Simin Zhang, a PRC resident and the beneficial owner of our current controlling shareholder, has registered with the local SAFE branch as required by the SAFE notice, and we are in the process of filing our pre-IPO share option scheme and our 2007 share incentive plan with the local SAFE branch. The failure of our company, Simin Zhang or future beneficial owners of our company who are PRC residents to comply with the registration or filing procedures set forth in the SAFE rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to our company or otherwise materially and adversely affect our business.

In addition, on January 5, 2007, the SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. Under the Implementation Rules, PRC citizens who are granted share options by an overseas publicly-listed company are required, through a qualified PRC agent or the PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options. We and our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to the Implementation Rules when we become an overseas publicly-listed company. If our PRC optionees fail to comply with these rules and regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions. See “Regulation — Foreign Exchange Regulation.”

The discontinuation of any preferential tax treatment currently available to us and the increase in the PRC enterprise income tax could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our consolidated operating entities, all being incorporated in the PRC, are governed by the PRC income tax law and are subject to the PRC enterprise income tax rate of 33%, except for certain consolidated entities and tax paying retail store entities located and conducting operations in the

Shenzhen and Zhuhai Special Economic Zones and Yunnan province in the PRC, which are subject to a preferential tax rate of 15%. Furthermore, Nepstar Electronics was approved to be a “high and new technology enterprise” in June 2007, and is entitled to a two-year exemption from enterprise income tax effective January 1, 2007, and thereafter entitled to a 50% relief from enterprise income tax for the succeeding three years. However, we cannot assure you that the current preferential tax treatments enjoyed by our consolidated PRC operating entities will continue. Moreover, any legislative changes to the tax regime could discontinue or reduce any preferential tax treatment and increase the enterprise income tax rate applicable to our consolidated entities in the PRC.

On March 16, 2007, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, the two-year exemption from enterprise income tax for foreign-invested enterprise will begin from January 1, 2008 instead of from when such enterprise first becomes profitable. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “high and new technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate even though the EIT Law does not currently define this term.

We recorded total deferred income tax assets, net of valuation allowance, of approximately RMB3.2 million (US$0.4 million) as of December 31, 2006 and RMB3.7 million (US$0.5 million) as of June 30, 2007. We believe that the EIT Law will not have a material impact on our deferred tax assets. Since the regulation governing the transition arrangement from 15% to 25% tax rate applicable to some of our consolidated entities has not been promulgated by the PRC authorities, any significant increase in our income tax expenses may have a material adverse effect on our future operating results. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our consolidated entities in China may significantly increase our income tax expense and materially reduce our net income.

Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws.

Under the EIT Law, dividends payable to foreign investors which are “derived from sources within the PRC” may be subject to income tax at the rate of 20% by way of withholding. Since we are a holding company and substantially all of our income will come from dividends that we receive from our PRC subsidiaries, dividends that we declare from such income may be deemed “derived from sources within the PRC” for purposes of the EIT Law and therefore subject to a 20% withholding tax. While the EIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. One example of a limitation on the 20% withholding tax is the way in which, pursuant to a treaty for the avoidance of double taxation, income tax levied by the PRC authorities on U.S. investors may not exceed 10% of the gross amount of the dividends, provided that we are deemed to be a PRC resident enterprise under the new tax law. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADSs holders, the value of your investment in our ADSs may be materially and adversely affected.

Gains on the sales of our shares or ADSs may become subject to PRC income taxes.

Under the EIT Law, our foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for our foreign corporate investors, however, are unclear since no rules or guidance concerning the new tax law has been issued yet. If our foreign shareholders and ADSs holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Fluctuation in the exchange rates of the Renminbi may have a material adverse effect on your investment.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in an approximately 9.8% appreciation of Renminbi against U.S. dollar between July 21, 2005 and October 25, 2007.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the PRC Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that purports to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of this new PRC regulation is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Haiwen & Partners, has advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash; and

•	based on their understanding of the current PRC laws, rules and regulations and the new regulation, unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any SPV’s securities on an overseas stock exchange, the new regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because we completed our reorganization under which the equity interests in our consolidated PRC entities were transferred to China Nepstar, an overseas SPV, prior to September 8, 2006, the effective date of the new regulation.

However, if the CSRC subsequently determines that its prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

Risks Related to This Offering

An active trading market for our ordinary shares or ADSs may not develop and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The market price for our ADSs may be volatile which could result in substantial loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other drugstore chain companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$9.88 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of June 30, 2007, after giving effect to this offering at an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 206,250,000 ordinary shares outstanding, including 41,250,000 ordinary shares represented by 20,625,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

We have adopted our second amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. See “Description of Share Capital — Issuance of Additional Ordinary Shares and Preferred Shares.”

In addition, certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See “Description of Share Capital — Actions Requiring the Approval of a Supermajority of Our Board of Directors.”

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection than if you were a shareholder of a Delaware corporation.

Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as

Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We estimate that we will receive net proceeds from this offering of approximately US$231.7 million, assuming the underwriters’ option to purchase additional ADSs is not exercised. We have not allocated US$141.7 million, or 61.2% of the net proceeds to us from this offering, to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds we receive from this offering. Such proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies;

•	our future business development, financial condition and results of operations;

•	market acceptance of our products, especially our private label products;

•	our ability to identify and respond to changing customer preferences;

•	our ability to enhance and maintain our brand names;

•	our ability to achieve anticipated volume purchasing benefits;

•	our ability to establish effective advertising, marketing and promotional programs;

•	our ability to manage our supply chain and our distribution centers;

•	our ability to attract and retain a sufficient number of pharmacists for our stores;

•	our ability to manage our expansion of operations;

•	competition from other drugstore chains and independently operated drugstores;

•	the expected growth of the drugstore industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains data related to the pharmaceutical market in China, and we have derived such data from the China Drugstore Magazine, the China Population Statistics Year Book, reports of Frost & Sullivan commissioned by us, the PRC Ministry of Labor and Social Security, the PRC National Bureau of Statistics, the NDRC and the PRC State Information Center. These market data include projections that are based on a number of assumptions. Unlike in the United States, there are limited authoritative data in China on the pharmaceutical market, particularly on a nationwide basis. In addition, any data that is available may not be current. Moreover, the pharmaceutical retail market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Further, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$231.7 million, or approximately US$267.7 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$12.50 per ADS, the midpoint of the range shown on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) the net proceeds to us from this offering by US$19.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we will receive from this offering for the following purposes:

•	approximately US$52.0 million to open new stores;

•	approximately US$27.0 million to set up two new distribution centers; and

•	approximately US$11.0 million to upgrade our information management and inventory control system.

We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions of retail drugstore chains or independently operated drugstores in cases where they complement our existing store network or help us establish a presence in new markets. In particular, we plan to grow in cities such as Beijing and Shanghai through acquisitions, where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain operational efficiencies in distribution and leverage our information technology infrastructure over a broader store base. We are not currently engaged in any discussions or negotiations for any acquisitions.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our consolidated PRC entities only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our consolidated PRC entities or make additional capital contributions to our consolidated PRC entities to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Our Corporate Structure — PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our consolidated PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Since our incorporation, we have never declared or paid any dividends. We may declare and pay cash dividends on our ordinary shares in the future. Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and other factors that our board of directors may deem relevant.

Our ability to pay dividends depends substantially on the payment of dividends to us by our consolidated PRC entities. In particular, each of our consolidated PRC entities may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to applicable PRC laws and regulations, 10% of after-tax profits of each of our consolidated PRC entities are required to be set aside in a statutory surplus reserve fund annually until the reserve balance reaches 50% of such PRC entry’s registered capital. As of June 30, 2007, the accumulated balance of our statutory reserve funds amounted to RMB8.1 million (US$1.1 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB27.9 million (US$3.7 million). Our restricted reserves are not distributable as cash dividends. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. Furthermore, if any of our subsidiaries and controlled affiliates incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A redeemable convertible preferred shares into 50,000,000 ordinary shares upon completion of this offering; and

•	on a pro forma, as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A redeemable convertible preferred shares into 50,000,000 ordinary shares upon completion of this offering, and (2) the issuance and sale of 41,250,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

As of the date of this prospectus, there has been no material change to our capitalization as set forth below. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
					Pro Forma,
	Actual		Pro Forma		As Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(In thousands)

Series A redeemable convertible preferred shares, US$0.0001 par value; 120,000,000 shares authorized and 50,000,000 shares issued and outstanding, nil share issued and outstanding pro forma and pro forma, as adjusted	243,195	31,949	—	—	—	—
Shareholders’ equity:
Share capital — ordinary shares, US$0.0001 par value, 240,000,000 shares authorized and 115,000,000 shares issued and outstanding, 165,000,000 shares issued and outstanding pro forma and 206,250,000 shares issued and outstanding pro forma, as adjusted(1)	95	12	134	17	165	21
Additional paid-in capital(2)	50,954	6,694	294,110	38,638	2,057,956	270,357
Accumulated other comprehensive loss	(533)	(70)	(533)	(70)	(533)	(70)
Accumulated deficit	(18,294)	(2,403)	(18,294)	(2,403)	(18,294)	(2,403)
Total shareholders’ equity(2)	32,222	4,233	275,417	36,182	2,039,294	267,905
Total capitalization(2)	32,222	4,233	275,417	36,182	2,039,294	267,905

(1)	Excludes 8,674,000 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2007.

(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$19.2 million on a pro forma, as adjusted basis, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately RMB286.8 million (US$37.7 million), or RMB1.74 (US$0.23) per ordinary share and US$0.46 per ADS, after giving effect to the conversion of all outstanding convertible redeemable preferred shares into our ordinary shares upon the completion of this offering. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated public offering price range set forth on the cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after June 30, 2007, other than to give effect to our sale of the ADSs offered in this offering, at the assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of June 30, 2007 would have increased to US$269.4 million or US$1.31 per ordinary share and US$2.62 per ADS assuming no exercise of the underwriters’ option to purchase additional ADSs. This represents an immediate increase in net tangible book value of US$1.08 per ordinary share and US$2.16 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$4.94 per ordinary share and US$9.88 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per ordinary share dilution:

Estimated initial public offering price per ordinary share	US$	6.25
Net tangible book value per ordinary share as of June 30, 2007	US$	0.23
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	4.94
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	9.88

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$19.2 million, or by US$0.09 per ordinary share and by US$0.18 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The following table summarizes the number of ordinary shares purchased from us as of June 30, 2007, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$12.50 per ADS giving effect to underwriting discounts and commissions and other estimated offering expenses payable by us.

	Ordinary Shares		Total			Average		Average
	Purchased		Consideration			Price per		Price
	Number	Percent	Amount		Percent	Ordinary		per ADSs

Existing shareholders	165,000,000	80.0%	US$	30,408,733	10.6%	US$	0.18	US$	0.36
New investors	41,250,000	20.0		257,812,500	89.4	US$	6.25	US$	12.50

Total	206,250,000	100.0%	US$	288,221,233	100.0%

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$20.6 million, US$20.6 million and US$0.20, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The dilution to new investors will be US$4.81 per ordinary share and US$9.62 per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

The foregoing discussion and tables do not include the impact of any exercise of outstanding share options. As of the date of this prospectus, there were 994,000 ordinary shares issuable upon the exercise of outstanding share options at an exercise price of US$0.075 per share, 7,680,000 ordinary shares issuable upon the exercise of outstanding share options at an exercise price of US$0.75 per share, and 8,680,000 additional ordinary shares available for future issuance upon the exercise of future grants under our 2007 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

The following table sets forth exchange rate information for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2002	8.2800	8.2770	8.2800	8.2700
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6700	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5210	7.5540	7.4928
October (through October 25)	7.4800	7.5070	7.5158	7.4800

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 29, 2007, which was RMB7.6120 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2.0% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in an approximately 9.8% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and October 25, 2007. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interest.

OUR CORPORATE STRUCTURE

Our History

Nepstar Pharmaceutical was founded in June 1995 by the Neptunus Group, a PRC company established and controlled by Simin Zhang, the chairman of our board of directors. In January 1998, the Neptunus Group established Shenzhen Nepstar Health Chain Stores Ltd., or Nepstar Health, as a holding company for Neptunus Group’s equity interests in Nepstar Pharmaceutical with the aim of building a nationwide drugstore chain in China. Primarily through organic growth, Nepstar Health had become the largest drugstore chain in China in terms of total stores operated directly by the end of 2004. Prior to the restructuring in 2004, Nepstar Health was 93.0% owned by the Neptunus Group and 7.0% owned by the management team of Nepstar Health, and Nepstar Pharmaceutical was 85.0% owned by Nepstar Health and 15.0% owned by the management team of Nepstar Health.

In connection with a restructuring of the Nepstar group companies in 2004 as part of an effort to raise capital from investors outside of China, Nepstar Health and the management team of Nepstar Health established Nepstar Commerce and Nepstar Electronic in August 2004, and transferred their entire equity interests in Nepstar Pharmaceutical to Nepstar Commerce and Nepstar Electronic, respectively. After this transfer, Nepstar Pharmaceutical became 65.0% owned by Nepstar Commerce and 35.0% owned by Nepstar Electronic. Concurrently, Nepstar Health also transferred the equity interests it held in the regional Nepstar companies to Nepstar Commerce and Nepstar Electronic.

On August 13, 2004, Simin Zhang incorporated China Neptunus Drugstore Holding Ltd. in the British Virgin Islands, or Neptunus BVI, and on August 20, 2004, Neptunus BVI incorporated China Nepstar in the Cayman Islands. Upon incorporation, China Nepstar issued 115 million ordinary shares, of which 107.8 million shares, or 93.7% were issued to Neptunus BVI. The remaining shares were issued to China Star Chain Ltd., or China Star Chain, a British Virgin Islands company beneficially owned by management team of Nepstar Health. China Nepstar became the holding company of the Nepstar group companies after it acquired all outstanding equity interests in Nepstar Commerce and Nepstar Electronic from their respective shareholders in September 2004.

On October 6, 2004, China Nepstar entered into an agreement with five institutional investors affiliated with The Goldman Sachs Group, Inc., or the GS Funds, pursuant to which China Nepstar issued an aggregate of 30,000,000 and 20,000,000 of Series A redeemable convertible preferred shares to the GS Funds on October 6, 2004 and December 1, 2005 for cash consideration of US$15.0 million and US$10.0 million, respectively. Immediately upon the completion of the Series A private placement, the GS Funds, Neptunus BVI and China Star Chain owned 30.3%, 66.06% and 3.64% equity interest in China Nepstar, respectively, on an as-converted basis.

Since our inception, we have conducted our operations in China primarily through Nepstar Pharmaceutical, which became a wholly foreign-owned enterprise in China in August 2004 as the result of our restructuring in 2004. As applicable PRC laws, rules and regulations effectively limit any foreign investor’s ownership of drugstores to 49.0% if the investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers, we undertook another restructuring in May 2007. In connection with the May 2007 restructuring, Nepstar Commerce, Nepstar Electronic and Nepstar Pharmaceutical transferred all or part of their interests in regional Nepstar companies to two newly established PRC companies, Shenzhen Nepstar Information & Technology Service Co., Ltd., or Nepstar IT Service, and Shenzhen Nepstar Management Consulting Co., Ltd., or Nepstar Management Consulting, which are wholly owned by Liping Zhou and Feng Tu, respectively. Each of Liping Zhou and Feng Tu is an employee of our company and a PRC citizen. After we completed our restructuring in May 2007, neither Nepstar Commerce nor Nepstar Electronic retains any direct ownership interest in any of the regional Nepstar companies.

History of the Regional Nepstar Companies

The regional Nepstar companies are 11 PRC incorporated companies that operate Nepstar drugstores in their respective regions under our trade name “Nepstar.” These companies were established or acquired by us as part of our strategy to build a nationwide drugstore chain in China.

•	In 2000, we established Ningbo Nepstar;

•	In 2001, we established Dalian Nepstar, Hangzhou Nepstar, Sichuan Nepstar, Shenzhen Nepstar and Guangzhou Nepstar;

•	In 2002, we established Shanghai Nepstar;

•	In 2003, we established Jiangsu Nepstar; and

•	In 2005, we established Qingdao Nepstar and Tianjin Nepstar, and completed the acquisition of Shandong Nepstar from an entity under common control.

Prior to our restructuring in 2004, each of our regional Nepstar companies was owned by Nepstar Pharmaceutical and Nepstar Health. As a result of our restructuring in May 2007, we limit our registered equity interest in each of the regional Nepstar companies at 49.0%, and operate these regional Nepstar companies through contractual arrangements described below. See “— Contractual Arrangements.”

Our Current Corporate Structure

The following diagram illustrates our current corporate structure. Except China Nepstar, which was incorporated under the law of Cayman Islands, each of the other companies within our corporate structure was incorporated under PRC law.

(1)	Weifang Nepstar provides merchandise procurement services to the regional Nepstar companies.

(2)	Yunnan Nepstar is our consolidated subsidiary that operates our directly operated stores in Yunnan province. Nepstar Pharmaceutical owns a 40% equity interest in Yunnan Nepstar. Yunnan Nepstar’s assets, liabilities and results of operations are consolidated into our financial statements because of our legal and unilateral control over its business operations and management. Please refer to note 1(a)(iii) to our audited financial statements included elsewhere in this prospectus.

*	Significant subsidiaries

Contractual Arrangements

To comply with PRC regulations, we limit our equity interest in each of the regional Nepstar companies at 49.0%, and operate through contractual arrangements with our consolidated entities in China, including the regional Nepstar companies, Nepstar IT Service and Nepstar Management Consulting, as described below. We exercise effective legal and unilateral control over, and retain all risks and economic benefits of, the regional Nepstar companies through these contractual arrangements.

Agreements that Allow Us to Retain Risks and Economic Benefits of the Regional Nepstar Companies

Logistics Service and Information Technology Support Agreements.  Under the logistics service and information technology support agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical will provide logistic services, information technology support and consulting services to the regional Nepstar companies and the drugstores they operate, in exchange for an annual service fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.

Trade Name License Agreements.  Under the trade name license agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical grants a non-exclusive license to use its trade names and brand names to the regional Nepstar companies and the drugstores they operate, in exchange for an annual license fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.

Supply Agreements.  Under the supply agreements entered into as of May 28, 2007 between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by the regional Nepstar companies and the drugstores they operate. The purchase price to be paid by the regional Nepstar companies will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the regional Nepstar companies of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has control over the prices the regional Nepstar companies pay for their merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

Agreements that Provide Effective Control over the Regional Nepstar Companies

Loan Agreements.  Under applicable PRC law, a company that is not a licensed financial institution is not permitted to extend loans directly to another company in China. As a result, a financial institution, such as a commercial bank, is typically involved in loan arrangements between companies that are not financial institutions by acting as an intermediary, whereby the financial institution receives the funds from the lending company and disburses the funds to the borrowing company. These types of loan arrangements are commonly referred to in China as “entrustment loans.” Through an intermediary bank, Nepstar Pharmaceutical provided interest free loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements, each dated as of June 13, 2007, in the aggregate principal amount of RMB10.0 million and RMB26.0 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders have entered into a series of contractual arrangements that allow us to retain substantially all risk and economic benefits of the regional Nepstar companies to Nepstar Pharmaceutical, as well as provide us with effective legal and unilateral control over Nepstar IT Service, Nepstar Management Consulting and the regional Nepstar companies. The loans have an initial term of one year starting from June 13, 2007, renewable indefinitely at the option of Nepstar Pharmaceutical. The loans are payable in full at maturity. However, Nepstar IT Service and Nepstar Management Consulting cannot prepay any of the loans without the prior consent of Nepstar Pharmaceutical.

Shareholders Agreements.  Under the shareholders agreements dated as of April 28, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting with respect to each of the regional Nepstar companies:

•	Neither Nepstar IT Service nor Nepstar Management Consulting is allowed to transfer its equity interests in the regional Nepstar companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical;

•	Each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate all the rights to exercise their voting power as shareholders of the regional Nepstar companies to persons designated by Nepstar Pharmaceutical. In addition, each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate the voting rights of the directors representing it on the board of directors of the regional Nepstar companies to the directors representing Nepstar Pharmaceutical, to the extent permitted by applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below;

•	Unanimous approval of the shareholders must be obtained before a regional Nepstar company may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interests or as otherwise agreed to by the shareholders;

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require each of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of their equity interests in the regional Nepstar companies, when and to the extent permitted by PRC law, at a price equal to the respective purchase price initially paid by Nepstar IT Service and Nepstar Management Consulting, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below; and

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require the respective shareholders of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of the equity interests in Nepstar IT Service and Nepstar Management Consulting owned by such shareholders, when and to the extent permitted by PRC laws, rules and regulations, at a price equal to the registered capital of Nepstar IT Service and Nepstar Management Consulting, respectively, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below.

Equity Pledge Agreements.  Under the equity pledge agreement dated as of June 22, 2007, among Nepstar Pharmaceutical, Liping Zhou and Feng Tu, each of Liping Zhou and Feng Tu has pledged his or her respective equity interest in Nepstar IT Service and Nepstar Management

Consulting to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Liping Zhou nor Feng Tu will transfer, sell, pledge, dispose of or create any encumbrance on their respect equity interest in Nepstar IT Service and Nepstar Management Consulting.

Under the equity pledge agreement dated as of June 22, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, each of Nepstar IT Service and Nepstar Management Consulting has pledged its respective equity interest in each of the regional Nepstar companies to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Nepstar IT Service nor Nepstar Management Consulting may transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the regional Nepstar companies, or engage in any business or operations other than holding equity interests in the regional Nepstar companies. All amounts received by Nepstar IT Service and Nepstar Management Consulting from the regional Nepstar companies, including dividends and other distributions on equity interests, shall be deemed as security for the loans and be deposited in a designated bank account, payable to Nepstar Pharmaceutical upon its request in respect of the outstanding loans. Without prior consent of Nepstar Pharmaceutical, these amounts may not be distributed.

The equity pledge agreements will expire after the regional Nepstar companies, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.

The pledges under each of the equity pledge agreements have been properly registered on the shareholder register of Nepstar IT Service, Nepstar Management Consulting and each of the regional Nepstar companies as required under the then applicable PRC law. Under China’s new Property Rights Law, which became effective on October 1, 2007, we may be required to register with the relevant government authority the security interests granted under these equity pledge agreements. If we are required to register such security interests, failure to complete such registrations timely may result in such equity pledge agreements to be unenforceable against third party claims. We intend to register the security interests granted under such equity pledge agreements in accordance with the Property Rights Law when and as required.

Under applicable PRC law, each of Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting and the regional Nepstar companies is an independent legal person and none of them is exposed to liabilities incurred by any other parties (other than to the extent of its capital contribution in such other company). Other than pursuant to the contractual arrangements described above, each regional Nepstar company has not and will not transfer any other funds generated from its operations to Nepstar IT Service and Nepstar Management Consulting.

In the opinion of Haiwen & Partners, our PRC legal counsel:

•	the restructuring to establish our corporate structure (including the shareholding structure of each of our consolidated entities incorporated in the PRC) has not been challenged by any court, governmental agency or body or any other regulatory authorities in the PRC, and there are no legal, arbitration, governmental or other proceedings (including, without limitation, governmental investigations or inquiries) pending before or threatened or contemplated by any PRC government agency in respect of our corporate structure;

•	our corporate structure (including the shareholding structure of each of our consolidated entities incorporated in the PRC) has been carried out and completed in compliance with all applicable PRC laws, rules and regulations and our current corporate structure is in compliance with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations;

•	the contractual arrangements among Nepstar Pharmaceutical, Nepstar IT Service, Nepstar Management Consulting and the regional Nepstar companies as described in this prospectus are valid, binding and enforceable obligations of each of the contractual parties, and will not result in any violation of PRC laws, rules or regulations currently in effect; and

•	the business operations of Nepstar IT Service, Nepstar Management Consulting and the regional Nepstar companies, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations in all material respects.

Our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the restructuring to establish our current corporate structure does not comply with applicable restrictions on foreign investment in drugstore operation, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC regulatory bodies determine that the agreements that establish the structure for operating our business in China do not comply with PRC regulatory restrictions on foreign investment in the drugstore industry, we could be subject to severe penalties,” and “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

A copy of Haiwen & Partners’ legal opinion regarding our corporate structure and the relevant contractual arrangements is filed as an exhibit to our registration statement on Form F-1, of which this prospectus is a part. This registration statement is available at the SEC’s website at www.sec.gov.

We do not know whether or when the applicable PRC laws will be changed to permit us to own more than 49.0% equity interests in the regional Nepstar companies. If and when the applicable PRC laws permit such ownership, we intend to explore the commercial feasibility of changing our current corporate structure, including possibly seeking 100.0% ownership of all regional Nepstar companies by exercising our options to purchase equity interests in the regional Nepstar companies described above, taking into consideration the relevant costs, market conditions and other factors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the three years ended December 31, 2004, 2005 and 2006, and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The following selected consolidated statement of operations data for the six-month periods ended June 30, 2006 and 2007 and consolidated balance sheet data as of June 30, 2007 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

								Six Months Ended
	Year Ended December 31,							June 30,
	2002	2003	2004	2005	2006	2006		2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$		RMB	RMB	US$
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data
Revenue	374,106	543,125	842,862	1,313,153	1,732,433	227,592		799,199	946,283	124,315
Gross profit	95,531	144,870	222,984	381,180	608,212	79,901		263,426	380,416	49,976
Operating expenses
Sales, marketing and other operating expenses	(94,659)	(136,968)	(214,258)	(348,297)	(517,047)	(67,925)		(243,314)	(283,112)	(37,193)
General and administrative expenses	(17,251)	(23,778)	(29,388)	(45,480)	(62,556)	(8,218)		(29,075)	(36,237)	(4,761)
(Loss)/Income from operations	(16,379)	(15,876)	(20,662)	(12,597)	28,609	3,758		(8,963)	61,067	8,022
Income taxes	(286)	(153)	(2,367)	(4,881)	(12,705)	(1,669)		(3,133)	(15,411)	(2,025)
Minority interests	167	925	(19)	(1,192)	(4,328)	(569)		(1,111)	(3,813)	(501)
Net (loss)/income	(16,388)	(14,179)	(20,822)	(17,953)	13,602	1,786		(11,614)	43,323	5,691
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	(2,367)	(10,551)	(16,592)	(2,180)		(8,113)	(8,663)	(1,138)
Net (loss)/income attributable to ordinary shareholders	(16,388)	(14,179)	(23,189)	(28,504)	(2,990)	(394)		(19,727)	34,660	4,553
Net (loss)/income per share
Basic	(0.14)	(0.12)	(0.20)	(0.25)	(0.03)	(0.00	)(1)	(0.17)	0.30	0.04
Diluted	(0.14)	(0.12)	(0.20)	(0.25)	(0.03)	(0.00	)(1)	(0.17)	0.26	0.03
Shares used in computation(2)
Basic	115,000,000	115,000,000	115,000,000	115,000,000	115,000,000	115,000,000		115,000,000	115,000,000	115,000,000
Diluted	115,000,000	115,000,000	115,000,000	115,000,000	115,000,000	115,000,000		115,000,000	165,000,000	165,000,000

(1)	Rounded to US$0.00.

(2)	Our company issued 115,000,000 ordinary shares in August 2004 in connection with our restructuring in 2004. For the purposes of calculating basic and diluted loss per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the restructuring took place on beginning of the earliest period presented.

	As of December 31,						As of June 30,
	2002	2003	2004	2005	2006	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)

Consolidated Balance Sheet Data
Cash	15,272	17,606	106,899	110,851	82,996	10,903	132,061	17,349
Accounts receivable, net of allowance for doubtful accounts	6,815	8,994	22,172	28,534	40,155	5,275	51,397	6,752
Inventories	62,926	106,952	150,865	228,452	271,362	35,649	289,707	38,059
Total current assets	105,264	161,609	316,450	425,615	465,267	61,122	558,062	73,313
Property and equipment, net	45,881	55,364	81,807	121,820	146,978	19,309	147,035	19,316
Total assets	155,832	241,800	426,138	577,305	642,227	84,369	737,245	96,853
Accounts payable	66,864	133,829	200,242	223,292	244,034	32,059	260,512	34,224
Amounts due to related parties	1,309	6,398	10,919	52,505	55,628	7,308	58,643	7,704
Total current liabilities	79,116	178,336	257,947	352,448	399,051	52,423	446,979	58,721
Series A redeemable convertible preferred shares	—	—	126,388	217,940	234,532	30,811	243,195	31,949
Accumulated deficit	(22,266)	(36,444)	(57,266)	(75,219)	(61,617)	(8,095)	(18,294)	(2,403)
Total shareholders’ equity/(deficit)	70,084	55,906	37,590	698	(2,392)	(315)	32,222	4,233

RECENT DEVELOPMENTS

The following is a summary of our selected financial results for the three months ended September 30, 2007. Our selected quarterly financial results for the three months ended September 30, 2007 are derived from our unaudited condensed consolidated financial statements for that period, which are prepared in accordance with U.S. GAAP and include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our operating results for the period presented. Our financial results for the three months ended September 30, 2007 may not be indicative of our full year results for 2007 or any future interim periods.

We generated revenue of RMB484.3 million in the three months ended September 30, 2007, a 0.6% increase from our revenue of RMB481.4 million in the three months ended June 30, 2007. The increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 1,791 as of September 30, 2007 from 1,614 as of June 30, 2007. The increase was largely offset by the temporary disruption to our store sales caused by our decision to discontinue certain low margin products in August 2007, which was made as a special initiative to refine our product portfolio. As part of our initiative to increase the sales of private label products, we are also in the process of introducing products that are expected to generate high customer demand and/or high gross margin and we currently expect to complete this process by mid-November 2007. In the three months ended September 30, 2007, private label products accounted for 18.3% of our revenue and 28.6% of our gross profit.

We had a gross profit of RMB228.2 million in the three months ended September 30, 2007. This represented an 11.3% increase from our gross profit of RMB205.0 million in the three months ended June 30, 2007. Our gross margin increased to 47.1% for the three months ended September 30, 2007 from 42.6% in the three months ended June 30, 2007, as we continued to refine our product mix to increase the proportion of high margin products in our product portfolio. Our sales, marketing and other operating expenses increased by 7.6% to RMB154.0 million in the three months ended September 30, 2007 from RMB143.1 million in the three months ended June 30, 2007. This increase was primarily due to increased salaries and bonus expenses resulting from increased headcounts and increased rental and utilities expenses as a result of the continued expansion of our drugstore network. Sales, marketing and other operating expenses as a percentage of our revenue increased to 31.8% in the three months ended September 30, 2007 from 29.7% in the three months ended June 30, 2007. This increase was primarily due to our continued opening of stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable, and increased sales of private label products, which generally have lower sales prices than the equivalent third party branded products. We expect that our sales, marketing and other operating expenses will increase as we continue to expand our store network, set up new distribution centers and upgrade our information management and inventory control system. However, we expect that revenue generated from our new stores will be sufficient to cover these increased operating expenses.

Our general and administrative expenses decreased by 19.9% to RMB15.9 million in the three months ended September 30, 2007 from RMB19.8 million in the three months ended June 30, 2007. The decrease was primarily due to a decrease in professional fees incurred in preparation for this offering that were charged to earnings. General and administrative expenses as a percentage of our revenue decreased to 3.3% in the three months ended September 30, 2007 from 4.1% in the three months ended June 30, 2007.

As a result of the forgoing, we had an income from operations of RMB58.4 million in the three months ended September 30, 2007, which represented a 38.7% increase from our income from operations of RMB42.1 million in the three months ended June 30, 2007.

We had a net income of RMB46.3 million in the three months ended September 30, 2007. This represented a 55.9% increase from our net income of RMB29.7 million in the three months ended June 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest retail drugstore chain in China with 1,791 directly operated stores located in 62 cities across China as of September 30, 2007. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2004, 2005 and 2006. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years. We are the owner operator of these stores. We provide our customers with high quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items.

One of our strategic objectives is to develop our private label products. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,108 products, covering most categories of products we offer. Sales of private label products accounted for 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit in 2006 and the six months ended June 30, 2007, respectively. We expect that our private label products will account for a growing portion of our revenue and gross profit as we continue to implement our private label strategy.

Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. Our directly operated drugstores increased from 668 as of December 31, 2004 to 1,115 as of December 31, 2005, 1,446 as of December 31, 2006 and 1,791 as of September 30, 2007. According to the China Drugstore Magazine, we had the highest revenues in 2004, 2005 and 2006 among all directly operated retail drugstore chains in China, and we believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. Our revenue increased from RMB842.9 million in 2004 to RMB1,313.2 million in 2005 and to RMB1,732.4 million (US$227.6 million) in 2006. In the six months ended June 30, 2007, our revenue amounted to RMB946.3 million (US$124.3 million), representing an increase of 18.4% over the same period in 2006.

The increase in private label product sales was a significant factor attributing to the increases in our gross margin since late 2005. Other factors attributable to the increases in our gross margin included our centralization of procurement and increased economies of scale realized by our large network of retail outlets. Our gross margin, which was calculated as the difference between our revenue and cost of goods sold as a percentage of our revenue, increased from 26.4% in 2004, to 29.0% in 2005, to 35.1% in 2006 and to 40.2% in the six months ended June 30, 2007.

The major financial performance indicators that our management uses to manage and assess our business include our revenue, average daily revenue per store, sales per customer visit, gross profit and gross margin, operating income, private label product revenue as a percentage of total revenue, inventory turnover days and cash balance. The major non-financial performance indicators that our management uses to manage and assess our business include number of stores, number of customer visits per store per day and the average time required for us to open a new store.

Factors Affecting Our Results of Operations

We believe that the most significant factors that affect our results of operations are:

•	the continued growth of the drugstore industry in China;

•	our ability to expand our drugstore network;

•	our ability to optimize product offerings and increase sales of private label products;

•	our ability to control procurement cost and optimize product pricing; and

•	our ability to control operating expenses and achieve a high level of operating efficiency.

The Continued Growth of the Drugstore Industry in China

Our business and revenue growth depend on the size of the retail market of pharmaceutical products in China. Retail sales of pharmaceutical products in China have grown significantly in recent years, and this trend is expected to continue. According to Frost & Sullivan, the retail market of pharmaceutical products in China increased from RMB51.2 billion in 2002 to RMB91.6 billion in 2006. Frost & Sullivan also projects that retail sales of pharmaceutical products will reach RMB226.4 billion by 2011. We believe that future growth in the Chinese drugstore industry will be driven by compelling industry fundamentals and favorable demographics. In particular, the increasing wealth and disposable income of Chinese people, an aging and more health conscious population and continued urbanization will contribute to the continued growth of the drugstore industry in China in the foreseeable future.

The drugstore industry in China is highly fragmented. As the largest retail drugstore chain in China based on the number of directly operated stores, we had the highest revenue among all directly operated retail drugstore chains in China in 2004, 2005 and 2006. However, as the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years. We believe there is a significant potential for our future growth.

Moreover, recent regulatory changes in China are expected to drive the growth of drug sales at retail drugstores. Beginning in 1998, reimbursements under the national medical insurance program have become available for purchases of medicines from designated retail pharmacies. In addition, the PRC government authorities have imposed additional restrictions on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand familiarity among the general public. Furthermore, regulations were passed in 2005 to encourage the separation of pharmacy functions from the medical services offered by hospitals. We expect these and other regulatory changes to foster the growth of retail pharmacies, and thus the growth of drugstore chains like us in the long term. According to Frost & Sullivan, 41.0% of pharmaceutical products are expected to be distributed through the retail pharmacy channel in 2011, up from 28.3% as of 2006.

As the largest retail drugstore chain in China with a proven track record of expansion, we believe that our extensive store network and operational expertise, strong brand name and expansion plan provide us with a strong platform and we are well-positioned to capture growth opportunities in China’s drugstore industry.

Our Ability to Expand Our Drugstore Network

We earn our revenue primarily from the sale of products, including our own private label products, carried by our drugstores. Our ability to increase revenue is directly affected by the number of drugstores in our network and our revenue per drugstore. In recent years, we have expanded our retail network rapidly. In particular, the number of our directly operated drugstores increased from 668 as of December 31, 2004 to 1,115 as of December 31, 2005, to 1,446 as of December 31, 2006 and to 1,791 as of September 30, 2007. The following table sets forth certain information with respect to our stores for the periods indicated:

				Nine
				Months
	Year Ended			Ended
	December 31,			September 30,
	2004	2005	2006	2007

Number of stores at the beginning of the period	437	668	1,115	1,446
Number of stores at the end of the period	668	1,115	1,446	1,791

We believe that store location is an important factor driving our average store sales. We establish stores in clusters in well-developed cities in China’s coastal and adjoining provinces. Within each major city, we locate our stores in well-established residential communities and prime retail locations. We plan to focus our near term expansion in our existing metropolitan markets, and in major cities where we have not had a presence and where we can leverage our existing distribution centers and other infrastructure.

For our drugstores that had been opened for at least 12 months at the beginning of each year, the average daily revenue per store decreased from RMB5,320 in 2004, to RMB5,075 in 2005, to RMB4,586 (US$602.5) in 2006 and to RMB4,000 (US$525.5) in the six months ended June 30, 2007. The decrease in the average daily revenue per store was primarily due to our continued opening of stores at new locations, which resulted in an increasingly larger proportion of stores that had been opened for less than 24 months. As a general matter, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store in 2004, 2005, 2006 and the six months ended June 30, 2007.

The following table sets forth the number of drugstores and our daily average revenue per store with respect to our stores that have opened more than 12 months at the beginning of each period:

	2004			2005			2006			Six Months Ended June 30, 2007
			Daily			Daily			Daily			Daily
			Average			Average			Average			Average
	Number of		Revenue per	Number of		Revenue per	Number of		Revenue per	Number of		Revenue per
	Drugstores		Store	Drugstores		Store	Drugstores		Store	Drugstores		Store
			RMB			RMB			RMB			RMB

Opened prior to December 31, 2002	218	(1)	5,320	218		6,035	218		5,841	215	(4)	5,832
Opened prior to December 31, 2003				406	(2)	5,075	406		4,990	403	(4)	4,923
Opened prior to December 31, 2004							661	(3)	4,586	657	(5)	4,586
Operating prior to December 31, 2005										1,084	(6)	4,000

(1)	Represent all drugstores opened prior to December 31, 2002.

(2)	Include the 218 drugstores opened prior to December 31, 2002.

(3)	Include the 406 drugstores opened prior to December 31, 2003.

(4)	Three stores opened prior to December 31, 2002 were closed in the six months ended June 30, 2007.

(5)	One store opened in 2004 was closed in the six months ended June 30, 2007.

(6)	Include the 657 drugstores opened prior to December 31, 2004.

Our Ability to Optimize Product Offerings and Increase Sales of Private Label Products

The following table sets out a breakdown of our revenue by product categories for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007
		% of		% of		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(In thousands, except percentages)

Prescription drugs	169,701	20.1%	286,811	21.8%	410,953	23.7%	188,543	23.6%	229,950	24.3%
OTC drugs	329,795	39.1	491,740	37.5	623,276	36.0	287,798	36.0	334,969	35.4
Nutritional supplements	168,051	19.9	248,541	18.9	311,599	18.0	153,530	19.2	177,237	18.7
Herbal products	17,158	2.1	28,999	2.2	35,366	2.0	16,396	2.1	22,289	2.4
Other products(1)	158,157	18.8	257,062	19.6	351,239	20.3	152,932	19.1	181,838	19.2

Total	842,862	100.0%	1,313,153	100.0%	1,732,433	100.0%	799,199	100.0%	946,283	100.0%

(1)	Include personal care, family care and convenience products.

Our ability to optimize product offerings is an important factor affecting our results of operations. By offering quality, choice and convenience to our customers, we are able to achieve high gross margins from our product sales. As a result, we continuously review and refine our product offerings to respond to changing demographics, lifestyles, habits and preferences of customers. We also seek to focus our product offerings on drugs that contain the ingredients that we believe, based upon our analysis of a large quantity of drugs available for sale in China, drive consumer demand.

We generate a substantial portion of our revenue from sales of prescription drugs and OTC drugs. Sales of prescription drugs accounted for 23.7% and 24.3% of our revenue in 2006 and the six months ended June 30, 2007, respectively, while sales of OTC drugs accounted for 36.0% and 35.4% of our revenue in 2006 and the six months ended June 30, 2007, respectively. Going forward, we plan to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods.

Our private label products generally have higher margins than our other products, because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,108 products marketed using 126 private labels as of June 30, 2007, covering all categories of products we offer except herbal products. To develop our private label products, we have obtained rights to use an aggregate of 545 trademarks from the Neptunus Group and its affiliates, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 266 and the non-exclusive rights to use 239, upon completion of the registration of the respective trademarks. In 2006 and the six months ended June 30, 2007, private label products accounted for approximately 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit, respectively. Private label branding also gives us more freedom and flexibility in pricing and more control over product attributes and quality.

The following tables set forth certain information with respect to our private label products:

			Year Ended
	As of December 31,		December 31,
	2006		2006
		No. of
	No. of	Private	Revenue from	Private Label
	Private	Label	Private Label	Revenue as %
	Labels	Products(1)	Products	of Our Revenue
			(in thousands of RMB)

Prescription drugs	43	113	49,449	12.0%
OTC drugs	58	270	113,412	18.2
Nutritional supplements	25	152	74,636	24.0
Herbal products	—	—	—	—
Others(2)	46	509	64,754	18.4

Total(3)	132	1,044	302,251	17.5%

			Six Months Ended
	As of June 30, 2007		June 30, 2007
		No. of
	No. of	Private	Revenue from	Private Label
	Private	Label	Private Label	Revenue as %
	Labels	Products(1)	Products	of Our Revenue
			(in thousands of RMB)

Prescription drugs	42	120	26,579	11.6%
OTC drugs	59	277	61,892	18.5
Nutritional supplements	26	181	43,294	24.4
Herbal products	—	—	—	—
Others(2)	39	530	34,739	19.1

Total(3)	126	1,108	166,504	17.6%

(1)	We offer multiple products under each private label.

(2)	Includes personal care, family care and convenience products.

(3)	Certain private labels are used in multiple categories of products.

Our Ability to Control Procurement Cost and Optimize Product Pricing

Our cost of goods sold represents primarily our purchase cost of merchandise. No depreciation or amortization is included in our cost of goods sold because our business does not involve manufacturing, and the amount of property and equipment we use in acquiring, warehousing and transporting merchandise to our stores is limited and hence the related depreciation and amortization is immaterial. We plan to continue consolidating our procurement through centralized purchases from fewer suppliers, which we believe will enable us to procure goods on more favorable terms due to our enhanced bargaining position with our suppliers. We do not expect, however, to be dependent on any particular supplier, and expect to continue purchasing merchandise from a large number of suppliers in the foreseeable future. In 2006, we sourced our merchandise from over 3,000 suppliers, including 2,000 suppliers who supplied us with between one and three products. The transaction value of purchases from our largest supplier accounted for 16.7% and 17.0% of our total purchases in 2006 and the six months ended June 30, 2007, respectively. The transaction value of purchases from our largest five suppliers accounted for 28.7% and 28.6% of our total purchases in 2006 and the six months ended June 30, 2007, respectively.

We source the majority of our merchandise from regional manufacturers and wholesalers of drug and non-drug products, and we make pricing decisions for these products, including all of our private label products. We set the retail prices of these products based on various factors, including our procurement costs, our agreements with suppliers, government policy and regulation, competition, customer preference and regional market considerations. In determining prices, we seek to maximize our gross margin as well as remain competitive in the market. For example, we set prices for our private label products lower than those of equivalent products. We are able to do so while commanding higher gross margins for our private label products as we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. In addition, we source a portion of our drugs from large manufacturers, and the pricing decisions for these products are usually made by the manufacturers based on factors including the prices of competitive drugs and the expected marketing expenditures.

A portion of the medicines sold in our stores, primarily those included in the national or provincial medical insurance catalogs, are subject to price controls in the form of fixed prices or price ceilings. From time to time, the PRC government publishes a list of medicines that are subject to price controls either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs and the prices of substitute medicines. Any future price controls or government mandated price reductions may have a material adverse affect on our financial condition and results of operations, including significantly reducing our revenue and profitability.

While carrying medicines subject to price controls generally increases customer traffic and sales of other products, these medicines also generally have lower margins compared to our other products. Since May 1998, the relevant PRC governmental authorities have ordered price reductions of thousands of pharmaceutical products 24 times. The latest price reduction occurred in May 2007 and affected 1,245 different pharmaceutical products, of which 524 are sold in our stores. As of December 31, 2004, 2005, 2006 and June 30, 2007, 1.5%, 2.0%, 7.5% and 16.0% of the pharmaceutical products we offered were subject to price controls, respectively. In 2004, 2005, 2006 and the six months ended June 30, 2007, approximately 1.1%, 2.1%, 3.1% and 5.0% of our revenue was derived from sales of pharmaceutical products that are subject to price controls, respectively. The gradual increase in the number of pharmaceutical products we offered that were subject to price controls reflected the inclusion of more pharmaceutical products, especially popular pharmaceutical products, in China’s national medical insurance scheme. We expect that sales of pharmaceutical products that are subject to price controls as a percentage of our total revenue to increase in the future, which we expect to have a negative effect on our gross margin.

Our Ability to Control Operating Expenses and Achieve a High Level of Operating Efficiency

Our ability to control operating expenses and achieve a high level of operating efficiency is a key factor driving our results of operations. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated:

	Year Ended December 31,			For the Six Months Ended June 30,
	2004	2005	2006	2006	2007

Sales, marketing and other operating expenses	25.4%	26.5%	29.9%	30.5%	29.9%
General and administrative expenses	3.5	3.5	3.6	3.6	3.8

Total operating expenses	28.9%	30.0%	33.5%	34.1%	33.7%

Our sales, marketing and other operating expenses primarily consist of salaries and benefits of our in-store pharmacists and other store and distribution center staff, rental and utility expenses of our store outlets and distribution centers. Sales, marketing and other operating expenses also include depreciation of leasehold improvements of our stores, distribution centers and store equipment as well as costs associated with organizing promotional and marketing activities. We expect our total sales, marketing and other operating expenses to increase as we hire additional in-store pharmacists and other store staff, lease additional store outlets, construct additional distribution centers and incur other additional costs in connection with the expansion of store network. However, we plan to maintain our sales, marketing and other operating expenses in line with our growth in revenue.

Our general and administrative expenses primarily consist of salaries and benefits for our management and administrative personnel, rental and utility expenses of premises used for administrative purposes, depreciation of our administrative equipment, fees and expenses of legal, accounting and other professional services, office consumables and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs as a result of the growth of our business. Furthermore, we expect to incur additional general and administrative expenses as a result of becoming a publicly listed company in the United States upon completion of this offering.

Key factors affecting our operating expenses include the following:

•	The amount of time required to open new stores and for new stores to become profitable. The amount of time required for us to open new stores, measured from date of initial occupation to commencement date of operations, decreased from an average of 39 days in 2006 to 28 days in the six months ended June 30, 2007. As part of our efforts to continuing reducing the amount of time required to open new stores as well as for new stores to become profitable, we have developed uniform standards and streamlined our store operations through centralized management.

•	Sufficient Inventory Levels. We must maintain sufficient inventory levels to meet our customers’ needs on one hand, and to guard against the risk of accumulating excess inventory on the other hand. Carrying excess inventory would increase our inventory holding costs, and failure to have sufficient inventory could cause us to lose customers, either of which could reduce our revenue and profitability. In 2004, 2005, 2006 and the six months ended June 30, 2007, our inventory turnover days, calculated as the average of inventory at the beginning of the year and inventory at the end of the year, divided by cost of goods sold for the year and then multiplied by 365, was 76 days, 74 days, 81 days and 90 days, respectively. The increases in inventory turnover days over the period were caused by higher inventory levels for some of our newly introduced private label products, as their initial sales volumes were relatively small and we had to purchase enough quantity of such products to comply with the minimum quantity requirements by our suppliers when we place a purchase order. We expect our inventory turnover days to decrease as we continue to increase centralized procurement, increase our sales volume and upgrade our information management systems and logistic processes.

•	Warehousing Costs. We depend on our distribution centers to provide effective support to our store outlets, cope with distinctive regional factors such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional outlets in cities close to our existing distribution centers. We currently have one national distribution center located close to our headquarters in Shenzhen and 11 regional distribution centers serving our outlets located in 61 cities across China. We plan to spend approximately US$27.0 million to build two new distribution centers, one in Shenzhen and one in Hangzhou to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, respectively, where we currently have a strong market presence and plan to open a significant number of new stores. We expect depreciation, which is included in our sales, marketing and other operating expenses, to increase significantly upon completion of the new distribution centers in Shenzhen and Hangzhou in the middle of 2009 and by the end of 2009, respectively.

History of Net Losses

We had an accumulated deficit of RMB61.6 million (US$8.1 million) as of December 31, 2006 and RMB18.3 million (US$2.4 million) as of June 30, 2007. The accumulated deficit was primarily caused by net losses we incurred in years prior to 2006. These net losses were primarily due to our rapid expansion of operations by opening new drugstores, which typically generate less revenue and incur operating losses in the first year of operations.

As a result of the growth of the retail pharmaceutical market in China, our expanded network of retail drugstores, our refined product selection, which includes a greater percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail outlets, we increased our revenue, achieved higher gross profits and generated income from operations and positive cash flows in 2006. Although we had net income of RMB13.6 million (US$1.8 million) in 2006 and RMB43.3 million (US$5.7 million) in the six months ended June 30, 2007, compared to net loss of RMB20.8 million in 2004 and RMB18.0 million in 2005, we cannot assure you that we will be able to achieve profitability in the future.

Accretion to Series A Redeemable Convertible Preferred Shares

Under the terms of the Series A private placement agreement, holders of the Series A redeemable convertible preferred shares have the right to require us to redeem their Series A redeemable convertible preferred shares 48 months after the date of issuance of the shares to the extent a qualified initial public offering has not taken place. In the event of a redemption under this right, we shall redeem all of the outstanding Series A redeemable convertible preferred shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8.0% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against earnings/losses attributable to ordinary shareholders and totaled RMB2.4 million, RMB10.6 million, RMB16.6 million (US$2.2 million) and RMB8.7 million (US$1.1 million) in 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Seasonality

The following table presents our selected quarterly results of operations for the eight consecutive quarters ended September 30, 2007. You should read the following table in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our operating results for the periods presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or for any full year.

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006	2006	2007	2007	2007
	(In thousands of RMB except per share data)

Revenue	338,313	390,746	408,453	454,400	478,834	464,862	481,421	484,304
Gross profit	122,997	121,793	141,633	163,010	181,776	175,377	205,039	228,200
Sales, marketing and other operating expenses	(102,967)	(115,855)	(127,459)	(134,815)	(138,918)	(139,982)	(143,130)	(153,956)
General and administrative expenses	(12,955)	(14,122)	(14,953)	(16,084)	(17,397)	(16,414)	(19,823)	(15,880)

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2005	2006	2006	2006	2006	2007	2007	2007
	(In thousands of RMB except per share data)

(Loss)/Income from operations	7,075	(8,184)	(779)	12,111	25,461	18,981	42,086	58,364
(Loss)/income before income taxes and minority interests	6,919	(6,857)	(513)	12,322	25,683	20,036	42,511	58,706
Income taxes	(1,768)	(700)	(2,433)	(3,398)	(6,174)	(4,625)	(10,786)	(9,778)

(Loss)/income before minority interests	5,151	(7,557)	(2,946)	8,924	19,509	15,411	31,725	48,928
Minority interests	(601)	(553)	(558)	(1,360)	(1,857)	(1,836)	(1,977)	(2,594)

Net (loss)/income	4,550	(8,110)	(3,504)	7,564	17,652	13,575	29,748	46,334
Accretion to Series A redeemable convertible preferred shares redemption value	(3,197)	(4,034)	(4,079)	(4,124)	(4,355)	(4,331)	(4,332)	(4,313)

Net (loss)/income attributable to ordinary shareholders	1,353	(12,144)	(7,583)	3,440	13,297	9,244	25,416	42,021

Net (loss)/income per share
Basic	0.01	(0.11)	(0.07)	0.03	0.12	0.08	0.22	0.37
Diluted	0.01	(0.11)	(0.07)	0.03	0.11	0.08	0.18	0.28

Our business is subject to seasonal variations in demand. In particular, traditional retail seasonality affects the sales of nutritional supplements, herbal products, personal and family care products, convenience products and certain drugs. Sales of our pharmaceutical products typically benefit in the fourth quarter from the winter cold season, and are lower in the first quarter of each year because Chinese New Year falls in the first quarter of each year and our customers generally pay fewer visits to drugstores during this period. In addition, sales of some health and beauty products are driven, to some extent, by seasonal purchasing patterns and seasonal product changes. The effect of seasonal variations in our sales for the eight quarters ended September 30, 2007 is not reliably determinable due to our rapid expansion and the corresponding sales growth. We may be unable to manage the increased sales effectively in the high sales season, and increases in inventory in anticipation of sales increase could negatively affect our cash flow.

Taxation

Our consolidated entities, all being incorporated in the PRC, are governed by the PRC income tax law and are subject to the PRC enterprise income tax rate of 33%, except for certain consolidated entities and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and Yunnan province in the PRC, which are subject to a preferential tax rate of 15%. Each of our consolidated entities files stand-alone tax returns and we do not file a consolidated tax return. Furthermore, Nepstar Electronics was approved to be as a “high and new technology enterprise” in June 2007, and is entitled to a two-year exemption from enterprise income tax effective January 1, 2007, and thereafter entitled to a 50.0% relief from enterprise income tax for the succeeding three years. All of our (loss)/income before income taxes and income taxes are related to our operations in China.

Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, the two-year exemption from enterprise income tax for foreign-invested enterprise will begin from January 1, 2008 instead of from when such enterprise first becomes profitable. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate even though the EIT Law does not currently define this term.

As of December 31, 2006 and June 30, 2007, we recorded total deferred income tax assets of RMB3.2 million (US$0.4 million) and RMB3.7 million (US$0.5 million), respectively. We believe that the EIT Law will not have any material impact on our deferred tax assets. Since the regulation governing the transition arrangement from 15% to 25% tax rate applicable to some of our consolidated entities has not been promulgated by the PRC authorities, any significant increase on our income tax expenses may have a material adverse effect on our future operating results. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiaries in China may significantly increase our income tax expense and materially reduce our net income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of operations and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

Redeemable Convertible Preferred Shares

We issued 30.0 million and 20.0 million Series A redeemable convertible preferred shares on October 6, 2004 and December 1, 2005, respectively, to the GS Funds at US$0.50 per share, for cash of US$15 million and US$10 million, respectively. We determined that there was no embedded beneficial conversion feature attributable to the Series A redeemable convertible preferred shares at the respective commitment date since US$0.50 per share, the initial conversion price of the Series A redeemable convertible preferred shares, was greater than the estimated fair value of our ordinary shares, which was US$0.27 and US$0.45 per share as of October 6, 2004 and December 1, 2005, respectively. The estimated fair value of our ordinary shares at the respective commitment dates was based on a valuation performed by us with the assistance of an independent valuation firm, American Appraisal China Limited, or American Appraisal.

In determining the fair value of our ordinary shares, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

Since our capital structure comprised of preferred shares and ordinary shares at each measurement date, American Appraisal estimated our enterprise value, which is allocated to preferred shares and ordinary shares using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares and anticipated exercise timing of a potential liquidity event such as an initial public offering.

In determining our enterprise value at each measurement date, American Appraisal used an equally weighted average of enterprise value derived by using a combination of income approach, or the discounted cash flow method, and the market approach, or the guideline company method. There was no significant difference in our enterprise value derived using the income approach and the market approach.

For the market approach, American Appraisal considered the market profile and performance of seven guideline companies in the drugstore industry and used such information to derive market multiples. American Appraisal then calculated the following two multiples for the guideline companies: enterprise value to sales multiple and enterprise value to earnings before interest, tax, depreciation and amortization, multiple. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, price multiple adjustments were made. American Appraisal used the adjusted median price multiples for first forecasted year of the guideline companies in the valuation of our enterprise value.

For the income approach, American Appraisal used a discounted cash flow analysis based on our projected cash flows from each measurement date through 2011 when we are expected in a steady growth period. Based on the weighted average cost of capital, or WACC of the guideline companies, the discount rates of 19.5% and 18.5% were used in connection with its discounted cash flow analysis as of October 6, 2004 and December 1, 2005, respectively. Significant management judgement is involved in determining the projected cash flows and the discount rates, which reflect the risks of our business and other variables.

To reflect the fact that we were a private company at the time of the valuations, a discount for lack of marketability of 20.0% and 15.0% was applied to our enterprise value as of October 6, 2004 and December 1, 2005, respectively. When determining the discount for lack of marketability, the Black-Scholes option pricing model was used. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account objective factors, including the volatility of the share price of the guideline companies engaged in the same industry, timing of liquidity events and risk free interest rate.

Share-Based Compensation

We account for share-based compensation in accordance with SFAS No. 123R, under which we are required to measure the fair value of employees share options on the date of the option grant, and recognize shared-based compensation expense in our consolidated statements of operations over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. We granted 1,000,000 options, 6,680,000 options and 1,000,000 options on August 30, 2005, March 20, 2006 and September 1, 2006, respectively. The exercise price was US$0.075 per share for options granted on August 30, 2005 and US$0.75 per share for options granted on March 20, 2006 and September 1, 2006. With respect to the options granted on August 30, 2005, 25.0% of which vested immediately on the date of grant and the remaining 75.0% of the options shall vest over a three year period in 12 equal three-monthly instalments. With respect to the options granted on March 20, 2006 and September 1, 2006, 25.0% of which vested immediately on the respective dates of grant and the remaining 75.0% of the options shall vest over a four year period in eight equal six-monthly instalments.

Pursuant to our pre-IPO option scheme, the share options outstanding as of December 31, 2005 and 2006 will expire five years after a qualified initial public offering. Since none of our employee share options outstanding as of December 31, 2005 and 2006 would be exercisable until the consummation of a qualified initial public offering, in accordance with SFAS No. 123R, we believe that achievement of such performance condition is not probable prior to consummation of a qualified initial public offering, given the level of uncertainty and the fact that such event is, at least partly, outside of our control. As a result, no share-based compensation expenses were recorded in 2005 and 2006. As of December 31, 2006 and June 30, 2007, there were unrecognized compensation expenses of RMB5.9 million (US$0.8 million) and RMB7.3 million (US$1.0 million) with respect to the vested share options, respectively, which are subject to the consummation of a qualified initial public offering. The compensation expenses shall be recognized in our consolidated statement of operations in the period when the qualified initial public offering takes place, to the extent that those employee share options are vested.

We determined the fair value of employee share options using the Black-Scholes option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the expected term of the options, are required in order to determine the fair value of the options. In addition, our ordinary share price on the date of the option grant affects the fair value of the options. Changes in these assumptions could significantly affect the option fair value and hence the amount of compensation expense we recognize in our consolidated financial statements. For the options granted on August 30, 2005, March 20, 2006 and September 1, 2006 under our pre-IPO option scheme, we used the following assumptions on the date of grant in determining the estimated fair value per option of US$0.40, US$0.11 and US$0.14, respectively:

	August 30, 2005	March 20, 2006	September 1, 2006

Expected volatility	39.17%	36.80%	35.19%
Estimated fair value of underlying ordinary shares	US$0.46	US$0.49	US$0.57
Expected life of the options	4.85 years	4.59 years	4.30 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.69%	5.26%	5.27%

For the purpose of determining the estimated fair value of our employee share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately held company at the dates we granted these share options. Since we did not have a trading history at the time the share options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of seven comparable companies in the drugstore industry, which either have major operations in China or are the market leaders in the United States — we refer these companies as guideline companies.

The mix of the guideline companies reflects the operating environment in China, the general sentiment in the U.S. capital markets towards the drugstore industry and the prevailing market leaders in the drugstore industry. We considered the following factors in determining comparable companies:

•	The comparable companies should operate pharmaceutical retail businesses;

•	The comparable companies should have a history of profitability for which the market approach could have indicated value; and

•	The comparable companies should either have their principal operations in China, as we only operate in China, or are the market leaders in the United States, as we plan to become a public company listed on the New York Stock Exchange.

We believe that the average volatility of the guideline companies is a reasonable benchmark to be used in estimating the expected volatility of our ordinary shares.

In determining the fair value of the underlying ordinary shares at the date of the grant, we considered the Practice Aid and estimated the fair values of our ordinary shares at the respective grant dates based on valuations performed by us with the assistance of American Appraisal.

Since our capital structure comprised of preferred shares and ordinary shares at each measurement date, American Appraisal estimated our enterprise value, which is allocated to preferred shares and ordinary shares using an option pricing method. The option pricing method treats preferred shares and ordinary shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares and anticipated exercise timing of a potential liquidity event such as an initial public offering.

In determining our enterprise value at each measurement date, American Appraisal used an equally weighted average of enterprise values derived by using a combination of the income approach, or the discounted cash flow method, and the market approach, or the guideline company method. There was no significant difference between our enterprise values derived from the income approach and the market approach.

For the income approach, American Appraisal used a discounted cash flow analysis based on our projected cash flows from each measurement date through 2011 when we are expected to be in a steady growth period.

For the market approach, American Appraisal considered the market profile and performance of seven guideline companies in the drugstore industry and used such information to derive market multiples. American Appraisal then calculated the following two multiples for the guideline companies: (i) enterprise value to sales; and (ii) enterprise value to earnings before interest, tax, depreciation and amortization. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, price multiple adjustments were made. American Appraisal used the adjusted median price multiples for the first forecasted year of the guideline companies in the valuation of our enterprise value.

The major assumptions used by American Appraisal in calculating the fair value of our company are as follows:

•	Weighted average cost of capital, or WACC: WACC of 18.5%, 17.5% and 17.0%, respectively, were used in connection with the discounted cash flow analysis as of August 30, 2005, March 20, 2006 and September 1, 2006, respectively. The decreases in the WACC were caused by the combined result of the changes in the risk-free interest rate, the industry average beta and the decrease in our company-specific risks as we continued to grow. Significant management judgment was involved in determining the projected cash flows and the discount rates, which reflect the risks of our business and other variables.

•	Selected price multiples: After adjustment of different growth rate, profitability and risk levels between our company and the guideline companies, we consider the multiples set forth in the following table appropriate to reflect our value as of the dates indicated:

	August 30, 2005	March 20, 2006	September 1, 2006

Enterprise value/sales	0.45	0.36	0.40
Enterprise value/EBITDA	13.02	7.48	8.84

•	Discount for lack of marketability: To reflect the fact that we were a private company at the time of the valuations, a discount for lack of marketability of 15.0%, 10.0% and 10.0%, respectively, was applied to our enterprise value as of August 30, 2005, March 20, 2006 and September 1, 2006, respectively. When determining the discount for lack of marketability, the Black-Scholes option pricing model was used. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account objective factors, including the volatility of the share price of the guideline companies engaged in the same industry, the timing of liquidity events and the risk free interest rate.

The key assumptions used by American Appraisal in deriving the fair value of our ordinary shares may be different at different valuation dates and were consistent with our business plan and major milestones achieved by us.

We believe that the increase in the fair value of our ordinary shares since the grant of options on August 30, 2005, March 20, 2006, September 1, 2006 to the per share price of US$6.25, corresponding to the midpoint of the estimated public offering price range of our ADSs as set forth on the front cover of this prospectus, is primarily attributable to the fact that our business, financial condition, results of operations and prospects have improved significantly since August 30, 2005, March 20, 2006, and September 1, 2006, respectively. In particular:

•	We have expanded our store network rapidly. The number of our directly operated drugstores increased from 912 as of August 30, 2005, to 1,381 as of September 1, 2006, to 1,614 as of June 30, 2007 and to 1,791 as of September 30, 2007;

•	The amount of time required for us to open a new store decreased from an average of 39 days in 2006 and to 28 days in the six months ended June 30, 2007;

•	We launched our first private label product in September 2005, and our private label portfolio increased to 1,108 products using 126 private labels as of June 30, 2007. Sales of private label products as a percentage of our revenue increased from 1.5% in 2005 to 17.5% in 2006 and to 17.6% in the six months ended June 30, 2007. Sales of private label products contributed to 3.5%, 34.6% and 31.2% of our gross profit in 2005, 2006 and the six months ended June 30, 2007, respectively. In addition, private label branding also gives us more flexibility in pricing as well as more control over product quality;

•	Our gross margin increased from 29.0% in 2005 to 35.1% in 2006 and to 40.2% in the six months ended June 30, 2007 as a result of economies of scale and launch of more private label products;

•	In August 2006, Jiannong Qian joined our company as a director and the chief executive officer. Mr. Qian has extensive experience in chain store retailing, gained from his four years of service with Metro AG, a leading multinational retail company headquartered in Germany, and China Resources and Wumart Corporation, both of which operate major retail chains in China. In addition, in August 2007, we hired a new chief financial officer to lead our finance and internal audit departments;

•	The PRC government has been supporting the growth of the drugstore industry with a series of initiatives, including strengthening its anti-corruption measures and adopting the regulations on pharmaceutical product labeling in March 2006, advertising of pharmaceutical product and on prescription in March 2007 and the effectiveness of prescription management regulation on May 1, 2007. Other initiatives include the increased availability of funding under China’s national medical insurance program, the inclusion of more pharmaceutical products in China’s national medical insurance scheme, and the enhanced quality requirements for the operations of pharmacies; and

•	Overall favorable market sentiment toward China-based publicly traded shares based on Hang Seng China Enterprises Index (“H-shares Index”) increased from 6,785 on June 30, 2006 to 12,001 on June 30, 2007, while Shanghai Stock Exchange Composite Index increased from 1,672 to 3,821 and Shenzhen Stock Exchange Composite Index from 433 to 1,078 during the period.

Based on an assumed initial public offering price of US$12.50 per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, we have determined that the intrinsic value of 3,825,375 outstanding options which have been vested but are subject to the consummation of a qualified initial public offering as of September 30, 2007 was RMB160.5 million (US$21.1 million) and the intrinsic value of 4,848,625 outstanding unvested options as of September 30, 2007 was RMB202.0 million (US$26.5 million). Although it is reasonable to expect that the completion of this offering should increase the value of our ordinary shares because of their increased liquidity and marketability, we believe that the added value cannot be measured with precision or certainty.

Depreciation and Amortization

Our long-lived assets include property and equipment and intangible assets. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property and equipment (including the salvage values), and intangibles, in order to determine the amount of depreciation and amortization expenses to be recorded during any reporting period. We amortize leasehold improvements of our retail drugstores and other business premises over the shorter of five years or lease term. A majority of our leases have a five-year term. We estimate the useful lives of our other property and equipment at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological and other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we may shorten the useful lives assigned to these assets as appropriate, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2004, 2005, 2006 and the six months ended June 30, 2007.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to the estimated undiscounted future cash flow expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. We recognized no impairment charges on our long-lived assets in 2004, 2005, 2006 and the six months ended June 30, 2007.

Inventories

Our inventories are stated at the lower of cost, determined under the weighted average cost method, or market value. Our inventories are not subject to significant risk of obsolescence. We manage our inventory level based on historical sales trends, forecasted customer demand and lead time in supplier delivery. We identify inventories of medicine products which have remaining shelf life of six months or less, which under the terms of our purchase agreements, can be returned to the suppliers in exchange for new batches of products. Our inventory write-downs due to shrinkage losses and damaged merchandise in 2004, 2005, 2006 and the six months ended June 30, 2007 were RMB0.6 million, RMB1.5 million, RMB2.8 million (US$0.4 million) and RMB1.3 million (US$0.2 million), respectively.

Results of Operations

The following table sets forth a summary of our statements of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007
		% of		% of		% of		% of		% of
	RMB	Revenue	RMB	Revenue	RMB	Revenue	RMB	Revenue	RMB	Revenue
	(In thousands, except percentages and per share data)

Revenue	842,862	100.0%	1,313,153	100.0%	1,732,433	100.0%	799,199	100.0%	946,283	100.0%
Cost of goods sold	(619,878)	(73.6)	(931,973)	(71.0)	(1,124,221)	(64.9)	(535,773)	(67.0)	(565,867)	(59.8)

Gross profit	222,984	26.4	381,180	29.0	608,212	35.1	263,426	33.0	380,416	40.2
Operating expenses:
Sales, marketing and other operating expenses	(214,258)	(25.4)	(348,297)	(26.5)	(517,047)	(29.9)	(243,314)	(30.5)	(283,112)	(29.9)
General and administrative expenses	(29,388)	(3.5)	(45,480)	(3.5)	(62,556)	(3.6)	(29,075)	(3.6)	(36,237)	(3.8)

(Loss)/Income from operations	(20,662)	(2.5)	(12,597)	(1.0)	28,609	1.6	(8,963)	(1.1)	61,067	6.5
Net interest income/(expense)(1)	(44)	—	1,145	0.1	1,020	0.1	587	—	423	—
Investment income/(loss)(2)	2,270	0.3	(428)	—	1,006	0.1	1,006	0.1	1,057	0.1
Income taxes	(2,367)	(0.3)	(4,881)	(0.4)	(12,705)	(0.7)	(3,133)	(0.4)	(15,411)	(1.6)
Minority interests	(19)	—	(1,192)	(0.1)	(4,328)	(0.3)	(1,111)	(0.1)	(3,813)	(0.4)

Net (loss)/income	(20,822)	(2.5)	(17,953)	(1.4)	13,602	0.8	(11,614)	(1.5)	43,323	4.6
Accretion to Series A redeemable convertible preferred shares redemption value	(2,367)	(0.3)	(10,551)	(0.8)	(16,592)	(1.0)	(8,113)	(1.0)	(8,663)	(0.9)

Net (loss)/income attributable to ordinary shareholders	(23,189)	(2.8)%	(28,504)	(2.2)%	(2,990)	(0.2)%	(19,727)	(2.5)%	34,660	3.7%

Net (loss)/income per share
Basic	(0.20)		(0.25)		(0.03)		(0.17)		0.30
Diluted	(0.20)		(0.25)		(0.03)		(0.17)		0.26

(1)	Net interest income/expense includes “interest income” and “interest expense” set forth in our consolidated financial statements included elsewhere in this prospectus.

(2)	Net investment income/(loss) includes “dividend income from cost method investments” and “gain/(loss) on disposal of cost method investments” set forth in our consolidated financial statements included elsewhere in this prospectus.

Comparison of Six Months Ended June 30, 2006 and June 30, 2007

Revenue.  Our revenue increased by 18.4% to RMB946.3 million (US$124.3 million) in the six months ended June 30, 2007 from RMB799.2 million in the same period in 2006. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 1,614 as of June 30, 2007 from 1,330 as of June 30, 2006. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of the period decreased to RMB4,000 (US$525.5) in the six months ended June 30, 2007 from RMB4,527 in the same period in 2006. The decrease was primarily due to our continued opening of stores at new locations in the six months ended June 30, 2007, which resulted in an increasing proportion of stores that had been opened for less than 24 months. Generally, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store.

We generated a substantial portion of our revenue from sales of prescription and OTC drugs in the six month periods ended June 30, 2006 and 2007. Sales of OTC drugs accounted for 36.0% and 35.4% of our revenue during these periods in 2006 and 2007, respectively, and sales of prescription drugs accounted for 23.6% and 24.3% of our revenue during these periods in 2006 and 2007, respectively. Going forward, we plan to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods. Sales of private label products as a percentage of our revenue increased to 17.6% in the six months ended June 30, 2007 from 17.3% in the same period in 2006.

Cost of Goods Sold and Gross Profit.  Cost of goods sold represents primarily the cost of purchasing merchandise and does not include depreciation or amortization. Our cost of goods sold increased by 5.6% to RMB565.9 million (US$74.3 million) in the six months ended June 30, 2007 from RMB535.8 million in the same period in 2006, and our gross profit increased by 44.4% to RMB380.4 million (US$50.0 million) in the six months ended June 30, 2007 from RMB263.4 million in the same period in 2006. Our gross margin increased to 40.2% in the six months ended June 30, 2007 from 33.0% in the same period in 2006. The increase in our gross margin was primarily due to our focus on products with higher customer demand as well as our focus on higher gross margin products. By focusing on products with higher customer demand, we have been able to leverage our economies of scale, increased purchasing power resulting from our ongoing store expansion, and our general focus on dealing with suppliers that are willing to provide better pricing terms, therefore lowered procurement costs and thus improved gross margin. In the meantime, we focus on refining product offerings by selling additional higher gross margin products, including private label products, which also contribute to our gross margin increase. However, we do not separately keep track of gross margin increases that are due to our sale of more products with high customer demand or higher gross margin products because both the refinement of product selections and negotiations with suppliers are on ongoing bases and improvements on pricing terms were partially attributable to both factors. Consequently, we are not able to separately quantify the impact on gross margin of each factor.

Operating Expenses.  Our operating expenses increased by 17.2% to RMB319.3 million (US$42.0 million) in the six months ended June 30, 2007 from RMB272.4 million in the same period in 2006. Operating expenses as a percentage of our revenue decreased to 33.7% in the six months ended June 30, 2007 from 34.1% in the same period in 2006.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 16.4% to RMB283.1 million (US$37.2 million) in the six months ended June 30, 2007 from RMB243.3 million in the same period in 2006. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of our drugstore network. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 27.4% to RMB126.0 million (US$16.6 million) in the six months ended June 30, 2007 from RMB98.9 million in the same period in 2006. The increase in sales, marketing and other operating expenses was also due largely to higher rental and utility expenses for our drugstore outlets and distribution centers and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional drugstore outlets and additional distribution centers to accommodate our growth. Rental and utility expenses for our drugstore outlets and distribution centers increased by 13.8% to RMB108.6 million (US$14.3 million) in the six months ended June 30, 2007 from RMB95.4 million in the same period in 2006. Depreciation for store and distribution center leasehold improvements and store equipment increased by 15.0% to RMB21.5 million (US$2.8 million) in the six months ended June 30, 2007 from RMB18.7 million in the same period in 2006. Sales, marketing and other operating expenses as a percentage of our revenue decreased slightly to 29.9% in the six months ended June 30, 2007 from 30.5% in the same period in 2006. We expect our sales, marketing and other operating expenses will increase as we continue to expand our store network, set up new distribution centers and upgrade our information management and inventory control system. However, we expect revenue generated from our new stores will be sufficient to cover these additional costs.

•	General and Administrative Expenses. Our general and administrative expenses increased by 24.4% to RMB36.2 million (US$4.8 million) in the six months ended June 30, 2007 from RMB29.1 million in the same period in 2006. This increase was due to increases in salaries and bonus payments resulting from an increase in management and administrative personnel and an increase in professional fees. Salaries and bonuses paid to management and administrative personnel increased by 3.2% to RMB19.6 million (US$2.6 million) in the six months ended June 30, 2007 from RMB19.0 million in the same period in 2006. We also incurred professional service fees of RMB5.0 million (US$0.7 million) in preparation for this offering in the six months ended June 30, 2007. General and administrative expenses as a percentage of our revenue increased to 3.8% in the six months ended June 30, 2007 from 3.6% in the same period in 2006 because our general and administrative expense increased at a higher rate than our revenue growth rate for the period.

(Loss)/Income from Operations. As a result of the foregoing, we had income from operations of RMB61.1 million (US$8.0 million) in the six months ended June 30, 2007 compared to a loss from operations of RMB9.0 million in the same period in 2006. Our operating margin was 6.5% in the six months ended June 30, 2007 compared to negative 1.1% in the same period in 2006.

Net Interest (Expense)/Income.  Our net interest income decreased by 27.9% to RMB0.4 million (US$0.06 million) in the six months ended June 30, 2007 from RMB0.6 million in the same period in 2006. This decrease was principally due to a lower average interest rate of our cash in interest-bearing savings accounts.

Net Investment Income.  We had dividend income of RMB1.0 million (US$0.1 million) in each of the six-month periods ended June 30, 2006 and 2007 from our investees accounted for under the cost method, which are companies that we do not exercise significant influence over their operations and financial policies.

Income Taxes.  Our income tax expense increased to RMB15.4 million (US$2.0 million) in the six months ended June 30, 2007 from RMB3.1 million in the same period in 2006. Our effective tax rate decreased from 41.5% for the year ended December 31, 2006 to 24.6% for the six months ended June 30, 2007 primarily due to the increase in 2006 in the deferred tax asset valuation allowance for tax loss carry forwards from which we do not expect the benefits will be realized.

Minority Interests.  Our minority interests increased to RMB3.8 million (US$0.5 million) in the six months ended June 30, 2007 from RMB1.1 million in the same period in 2006. This increase was mainly due to an increase of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.

Net (Loss)/Income.  As a result of the foregoing, we had net income of RMB43.3 million (US$5.7 million) in the six months ended June 30, 2007 compared to a net loss of RMB11.6 million in the same period in 2006.

Accretion to Series A Redeemable Convertible Preferred Shares Redemption Value. Accretion to Series A redeemable convertible preferred shares redemption value was RMB8.7 million (US$1.1 million) in the six months ended June 30, 2007 compared to RMB8.1 million in the same period in 2006 because of the compound effect of accretion rate.

Net (Loss)/Income Attributable to Ordinary Shareholders. As a result of the foregoing, we had net income attributable to ordinary shareholders of RMB34.7 million (US$4.6 million) in the six months ended June 30, 2007 compared to net loss attributable to ordinary shareholders of RMB19.7 million in the same period in 2006.

Comparison of Years Ended December 31, 2005 and December 31, 2006

Revenue.  Our revenue increased by 31.9% to RMB1,732.4 million (US$227.6 million) in 2006 from RMB1,313.2 million in 2005. This increase was primarily due to higher sales of products we carry as a result of the continued increase in the number of our drugstores. The number of our directly operated drugstores increased to 1,446 as of December 31, 2006 from 1,115 as of December 31, 2005. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of each year decreased to RMB4,586 (US$602.5) in 2006 from RMB5,075 in 2005. The decrease was primarily due to our continued opening of stores at new locations in 2006, which resulted in an increasing proportion of stores that had been opened for less than 24 months. Generally, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store.

We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2005 and 2006. Sales of OTC drugs accounted for 37.5% and 36.0% of our revenue in 2005 and 2006, respectively, and sales of prescription drugs accounted for 21.8% and 23.7% of our revenue in 2005 and 2006, respectively. Going forward, we plan to increase our offering of nutritional supplements, herbal products and personal care, family care and convenience products, which we believe increases customer visits to our stores by increasing the shopping convenience for our customers. We expect revenue from non-pharmaceutical products to increase at a faster pace compared to those of our pharmaceutical products in future periods. Sales of private label products as a percentage of our revenue increased to 17.5% in 2006 from 1.5% in 2005.

Cost of Goods Sold and Gross Profit.  Our cost of goods sold increased by 20.6% to RMB1,124.2 million (US$147.7 million) in 2006 from RMB932.0 million in 2005, and our gross profit increased by 59.5% to RMB608.2 million (US$79.9 million) in 2006 from RMB381.2 million in 2005. Our gross margin increased to 35.1% in 2006 from 29.0% in 2005. The increase in our gross margin was primarily due to an increase in private label product sales as a percentage of our revenue. We launched our first private label product in September 2005. In 2006, private label products accounted for 17.5% of our revenue and 34.6% of our gross profit. Private label products generally command higher margins than their third party branded equivalents. This is because we are able to eliminate much of the manufacturers’ promotional costs in the sourcing of our private label products and distributors’ profit margin in the traditional merchandise supply chain. The increase of our gross margin was also a result of our refined product selection, which included a higher percentage of high gross margin products, as well as better pricing terms from suppliers as result of our continued centralization of procurement and increased economies of scale realized by our larger network of retail outlets.

Operating Expenses.  Our operating expenses increased by 47.2% to RMB579.6 million (US$76.1 million) in 2006 from RMB393.8 million in 2005. Operating expenses as a percentage of our revenue increased to 33.5% in 2006 from 30.0% in 2005.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 48.4% to RMB517.0 million (US$67.9 million) in 2006 from RMB348.3 million in 2005. This increase was primarily due to increased salaries and bonus payments in connection with increased headcount as a result of the continued expansion of our drugstores. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 53.7% to RMB209.3 million (US$27.4 million) in 2006 from RMB136.1 million in 2005. The increase in sales, marketing and other operating expenses was also due largely to higher rental and utility expenses for our drugstore outlets and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional drugstore outlets and additional distribution centers to accommodate our growth. Rental and utility expenses for our drugstore outlets and distribution centers increased by 46.1% to RMB204.2 million (US$26.8 million) in 2006 from RMB139.8 million in 2005. Depreciation for store and distribution center leasehold improvements and store equipment increased by 46.2% to RMB39.6 million (US$5.2 million) in 2006 from RMB27.1 million in 2005. Sales, marketing and other operating expenses as a percentage of our revenue increased to 29.9% in 2006 from 26.5% in 2005. This increase was primarily due to our continued opening of stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable, and increased sales of private label products, which generally have lower sales prices than the equivalent third party branded products. We expect that our sales, marketing and other operating expenses will increase as we continue to expand our store network, set up new distribution centers and upgrade our information management and inventory control system. However, we expect that revenue generated from our new stores will be sufficient to cover these additional costs.

•	General and Administrative Expenses. Our general and administrative expenses increased by 37.5% to RMB62.6 million (US$8.2 million) in 2006 from RMB45.5 million in 2005. This increase was primarily due to increases in salaries and bonus payments resulting from an increase in management and administrative personnel. Salaries and bonuses paid to management and administrative personnel increased by 49.2% to RMB39.4 million (US$5.2 million) in 2006 from RMB26.4 million in 2005. General and administrative expenses as a percentage of our revenue increased to 3.6% in 2006 from 3.5% in 2005.

(Loss)/Income from Operations.  As a result of the foregoing, we had income from operations of RMB28.6 million (US$3.8 million) in 2006 compared to loss from operations of RMB12.6 million in 2005. Our operating margin was 1.6% in 2006 compared to negative 1.0% in 2005.

Net Interest (Expense)/Income.  Our net interest income decreased by 10.9% to RMB1.0 million (US$0.1 million) in 2006 from RMB1.1 million in 2005. This decrease was principally a result of decreased average balance of our cash in interest-bearing savings accounts as we spent additional net proceeds we received from the issuance of Series A redeemable convertible preferred shares in opening new stores in 2006. The average balance of our cash in interest-bearing savings accounts decreased to RMB76.6 million (US$10.1 million) in 2006 from RMB87.7 million in 2005.

Net Investment Income.  We had dividend income of RMB1.0 million (US$0.1 million) in 2006 from our investees accounted for under the cost method, which are companies that we do not exercise significant influence over their operations and financial policies. We incurred an investment disposal loss of RMB0.4 million in 2005.

Income Taxes.  Our income tax expense increased to RMB12.7 million (US$1.7 million) in 2006 from RMB4.9 million in 2005. Our effective tax rate changed from negative 41.1% in 2005 to 41.5% in 2006 primarily due to the increase in the deferred tax asset valuation allowance for tax loss carry forwards that we do not expect the benefits will be realized.

Minority Interests.  Our minority interests increased to RMB4.3 million (US$0.6 million) in 2006 from RMB1.2 million in 2005. This increase was mainly due to an increase of Yunnan Nepstar’s after-tax profit attributable to minority shareholders.

Net (Loss)/Income.  As a result of the foregoing, we had a net income in 2006 of RMB13.6 million (US$1.8 million) compared to a net loss of RMB18.0 million in 2005.

Accretion to Series A Redeemable Convertible Preferred Shares Redemption Value.   Accretion to Series A redeemable convertible preferred shares redemption value was RMB16.6 million (US$2.2 million) in 2006 compared to RMB10.6 million in 2005. This was largely due to the full year effect of accretion with respect to the 20.0 million Series A redeemable convertible preferred shares we issued in December 2005.

Net Loss Attributable to Ordinary Shareholders.  As a result of the foregoing, we incurred a net loss attributable to ordinary shareholders of RMB3.0 million (US$0.4 million) in 2006 compared to RMB28.5 million in 2005.

Comparison of Years Ended December 31, 2004 and December 31, 2005

Revenue.  Our revenue increased by 55.8% to RMB1,313.2 million in 2005 from RMB842.9 million in 2004. This increase was primarily due to higher sales of products we carried as a result of the increase in the number of our drugstores. The number of our directly operated drugstores increased to 1,115 as of December 31, 2005 from 668 as of December 31, 2004. Our average daily revenue per store for drugstores opened for at least 12 months at the beginning of each year decreased to RMB5,075 in 2005 from RMB5,320 in 2004. The decrease was primarily due to our continued opening of stores at new locations in 2005, which resulted in an increasing proportion of stores that had been opened for less than 24 months. Generally, it takes about three years for sales growth of a new store to approach maturity, and the high proportion of stores that were still in the growing stage lowered the average daily revenue per store.

We generated a substantial portion of our revenue from sales of prescription drugs and OTC drugs in both 2004 and 2005. Sales of OTC drugs accounted for 39.1% and 37.5% of our revenue in 2004 and 2005, respectively, and sales of prescription drugs accounted for 20.1% and 21.8% of our revenue in 2004 and 2005, respectively. Sales of private label products as a percentage of our revenue was 1.5% in 2005.

Cost of Goods Sold and Gross Profit.  Our cost of goods sold increased by 50.3% to RMB932.0 million in 2005 from RMB619.9 million in 2004, and our gross profit increased by 70.9% to RMB381.2 million in 2005 from RMB223.0 million in 2004. Our gross margin increased to 29.0% in 2005 from 26.4% in 2004. The increase in our gross margin was primarily due to better pricing terms from suppliers as result of our centralization of procurement and increased economies of scale realized by our larger network of retail outlets. We also benefited from the launching of our first private label product in September 2005.

Operating Expenses.  Our operating expenses increased by 61.6% to RMB393.8 million in 2005 from RMB243.6 million in 2004. Operating expenses as a percentage of our revenue increased to 30.0% in 2005 from 28.9% in 2004.

•	Sales, Marketing and Other Operating Expenses. Our sales, marketing and other operating expenses increased by 62.5% to RMB348.3 million in 2005 from RMB214.3 million in 2004. This increase was mainly due to increased salaries and bonus payments from increased headcount as a result of our drugstore network expansion. Salaries and bonuses paid to our in-store pharmacists and other store and distribution center staff increased by 67.7% to RMB136.1 million in 2005 from RMB81.2 million in 2004. The increase in sales, marketing and other operating expenses was also largely due to higher rental and utility expenses for our drugstore outlets and distribution centers, and increased depreciation for store and distribution center leasehold improvements and store equipment as we opened additional drugstore outlets and additional distribution centers to accommodate our growth. Rental and utility expenses for our drugstore outlets and distribution centers increased by 57.6% to RMB139.8 million in 2005 from RMB88.7 million in 2004. Depreciation for store and distribution center leasehold improvements and store equipment increased by 54.2% to RMB27.1 million 2005 from RMB17.5 million in 2004. Sales, marketing and other operating expenses as a percentage of our revenue increased to 26.5% in 2005 from 25.4% in 2004 as we opened stores at new locations, which typically require a period of time to develop customer base and generate sufficient revenue to become profitable.

•	General and Administrative Expenses. Our general and administrative expenses increased by 54.8% to RMB45.5 million in 2005 from RMB29.4 million in 2004. This increase was primarily due to increases in salaries and bonus payments resulting from an increase in management and administrative personnel. Salaries and bonuses paid to management and administrative personnel increased by 43.2% to RMB26.4 million 2005 from RMB18.4 million in 2004. General and administrative expenses as a percentage of our revenue remained at 3.5% in both 2005 and 2004.

Loss from Operations.  As a result of the foregoing, our loss from operations decreased to RMB12.6 million in 2005 from RMB20.7 million in 2004. Our operating margin was negative 1.0% in 2005 and negative 2.5% in 2004.

Net Interest Income/(Expense).  We had net interest income of RMB1.1 million in 2005 and net interest expense of RMB0.1 million in 2004. Our interest income was generated from cash in interest-bearing savings accounts and our interest expense was due to short-term bank borrowings.

Net Investment Income/(Loss).  We had an investment loss of RMB0.4 million in 2005, compared to net investment income of RMB2.3 million in 2004. Our investment income in 2004 represented dividend income from our investees accounted for under the cost method totaling RMB1.3 million and gain on disposal of an investment totaling RMB1.0 million.

Income Taxes.  Our income tax expense increased to RMB4.9 million in 2005 from RMB2.4 million in 2004. We had income tax expenses in 2005 and 2004 despite recording a loss from operations in both years principally because of valuation allowances for deferred assets resulting from our determination that it was more likely than not that we would not be able to realize the deferred tax assets of certain subsidiaries, as well as the disallowance of certain staff costs and rental expenses.

Minority Interests.  Minority interests in 2005 was RMB1.2 million compared to RMB19,000 in 2004.

Net Loss.  As a result of the forgoing, we had a net loss of RMB18.0 million in 2005 compared to a net loss of RMB20.8 million in 2004.

Accretion to Series A Redeemable Convertible Preferred Shares Redemption Value.   Accretion to Series A redeemable convertible preferred shares redemption value totaled RMB10.6 million in 2005 compared to RMB2.4 million in 2004, This was largely due to the full year effect of accretion with respect to the 30.0 million Series A redeemable convertible preferred shares we issued in October 2004.

Net Loss Attributable to Ordinary Shareholders.  As a result of the foregoing, we had a net loss attributable to ordinary shareholders of RMB28.5 million in 2005 compared to RMB23.2 million in 2004.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flow information for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)

Net cash provided by/(used in) operating activities	11,892	(1,024)	43,109	5,664	6,713	71,828	9,436
Net cash used in investing activities	(48,687)	(68,925)	(74,355)	(9,768)	(42,045)	(21,733)	(2,855)
Net cash provided by/(used in) financing activities	126,088	73,980	3,490	458	490	(967)	(127)
Net increase/(decrease) in cash	89,293	3,952	(27,855)	(3,659)	(34,871)	49,065	6,446
Cash at end of the year/period	106,899	110,851	82,996	10,903	75,980	132,061	17,349

In 2004 and 2005, we financed our operations and capital investments primarily through proceeds from issuance of the Series A redeemable convertible preferred shares. In 2006, we were able to finance a significant portion of our operations and capital investments from our cash flows from operations. We did not rely on bank debt or other form of borrowings to finance our operations and drugstore network expansion. As of December 31, 2006 and June 30, 2007, we had RMB83.0 million (US$10.9 million) and RMB132.1 million (US$17.3 million) in cash, respectively. Our cash consists of cash on hand and cash deposited in banks and interest-bearing savings accounts.

We expect to generate positive operating cash flow in 2007. We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. As we expect the retail pharmaceutical market in China to continue to grow, we plan to continue expanding our drugstore network and centralizing our procurement, which we expect to result in better pricing terms from our suppliers. We will further refine our product selection to include a greater percentage of high gross margin products. As a result, we expect to generate a greater amount of revenue, income from operations and cash flows. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. In addition, upon completion of this offering, we will become a public company and will incur a significant higher level of legal, accounting and other expenses than we did as a private company, and we may need to obtain additional capital resources to cover these capital and operating expenditures.

If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain short-term or long-term bank financing, or we may postpone or downsize our investment plan. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Operating Activities

Net cash provided by operating activities increased to RMB71.8 million (US$9.4 million) in the six months ended June 30, 2007 from RMB6.7 million in the same period in 2006, primarily because the increase in cash collected from sale of merchandise was greater than increases in payments for purchases of merchandise and operating expenses. In the six months ended June 30, 2006, we continued to build up our portfolio of private label products and some suppliers of private label products demanded for shorter payment terms than those of the suppliers of our other products. In the six months ended June 30, 2007, our expanded drugstore network and increased bargaining power allowed us to negotiate lower prices and longer payment terms from our suppliers and therefore our payments for purchases of merchandise did not increase as much as our cash receipts from sales.

Net cash provided by operating activities was RMB43.1 million (US$5.7 million) in 2006, compared to net cash used in operating activities of RMB1.0 million in 2005, and net cash provided by operating activities of RMB11.9 million in 2004.

A primary factor affecting our operating cash flows is the timing of cash receipts from sales of merchandise and payments for purchase of merchandise in the ordinary course of business. A majority of our cash receipts from sales of merchandise are collected at the point of sales in our stores. Although our revenue increased and net loss decreased in 2005 compared to 2004, we had net operating cash outflow of RMB1.0 million in 2005, primarily because we launched private label products in September 2005 and the suppliers of these products required us to make advance payments or demanded for a shorter payment term than suppliers of our other products. In 2006, our operating activities provided net cash of RMB43.1 million (US$5.7 million) as opposed to net operating cash outflow of RMB1.0 million in 2005 primarily because of our increased sale of merchandise, which was partially offset by our increased payments for merchandise purchases and operating expenses, in 2006. Although we intend to increase our private label product portfolio, we do not expect any significant change to the payment terms offered by our suppliers that would affect the timing of payments for purchase of merchandise in the foreseeable future periods. We expect cash provided from operating activities will continue to be a major source of liquidity for us and the future trend will continue to be affected by the factors described above.

Investing Activities

Net cash used in investing activities decreased to RMB21.7 million (US$2.9 million) in the six months ended June 30, 2007 from RMB42.0 million in the same period in 2006, primarily due to a decrease in our purchase of property and equipment to open new stores to RMB22.5 million (US$3.0 million) in the six months ended June 30, 2007 from RMB42.7 million in the same period in 2006. We opened 188 new stores in the six months ended June 30, 2007 as compared to 248 news stores in the same period in 2006.

Net cash used in investing activities increased to RMB74.4 million (US$9.8 million) in 2006 from RMB68.9 million in 2005 primarily due to increased purchase of property and equipment for the expansion of our store network. Although we opened 370 new stores in 2006 as compared to 423 new stores in 2005, we used more cash in 2006 because some capital expenditure incurred in 2005 was paid in 2006. In addition, we also received RMB 2.9 million in net proceeds from disposal of property and equipment in 2005.

Net cash used in investing activities increased to RMB68.9 million in 2005 from RMB48.7 million in 2004, principally as a result of increased purchases of property and equipment for the expansion of our store network. We opened 423 new stores in 2005 as compared to 241 new stores in 2004.

Financing Activities

Net cash used in financing activities was RMB1.0 million (US$0.1 million) in the six months ended June 30, 2007, which represented payment of professional fees associated with this offering.

Net cash provided in financing activities was RMB0.5 million in the six months ended June 30, 2006, which represented contributions from minority shareholders of our consolidated subsidiaries.

Net cash provided by financing activities was RMB3.5 million (US$0.5 million) in 2006, which mainly consisted of proceeds from short-term bank borrowing. Net cash provided by financing activities in 2005 and 2004 was RMB74.0 million and RMB126.1 million, respectively, primarily consisted of proceeds from issuance of Series A redeemable convertible preferred shares in December 2005 and October 2004, respectively.

Capital Expenditures

In 2004, 2005, 2006 and the six months ended June 30, 2007, our capital expenditures totaled RMB49.1 million, RMB71.5 million, RMB75.2 million (US$9.9 million) and RMB22.5 million (US$3.0 million), respectively. In the past, our capital expenditures were used primarily to open drugstore outlets, set up distribution centers and install and upgrade our information management systems. We estimate that our capital expenditures in the second half of 2007 and 2008 will be approximately RMB85.0 million and RMB462.5 million, respectively, of which we plan to use approximately RMB244.5 million to open new stores, approximately RMB100.0 million to construct two new distribution centers, and approximately RMB50.0 million to upgrade our information management and inventory control system. We also plan to use the balance of our planned capital expenditures to acquire new drugstore outlets and other equipment.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006:

	Contractual Obligations
	Less			More
	Than 1			Than 5
	Year	1-3 Years	3-5 Years	Years	Total
	(In thousands of RMB)

Short-term bank loan	3,000	—	—	—	3,000
Operating lease commitments	142,231	267,781	117,466	29,208	556,686
Capital commitments	295	—	—	—	295

Total	145,526	267,781	117,466	29,208	559,981

As of June 30, 2007, we had short-term bank loan of RMB3.0 million (US$0.4 million), operating lease commitments of RMB525.2 million (US$69.0 million) and capital commitments of RMB0.1 million (US$9,065).

As of June 30, 2007, we had 50.0 million outstanding Series A redeemable convertible preferred shares with a redemption value of RMB243.2 million (US$31.9 million).

In connection with the procurement of our private label products, certain of our suppliers require us to purchase a minimum quantity of merchandise when we place a purchase order. However, we do not have continuing obligations to purchase from any of our suppliers.

Off-Balance Sheet Arrangements

We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues, costs and expenses are denominated in Renminbi. As a result, fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational pharmaceutical companies. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

We use the Renminbi as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of our subsidiaries is the Renminbi. All of our subsidiaries’ transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiaries existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. The values of our company’s assets, liabilities and redeemable convertible preferred shares are translated into Renminbi in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the exchange rate on the balance sheet date. Revenues and expenses of our company are translated at average rates prevailing during the year. Gains and losses resulting from translation of our financial statements from U.S. dollars into Renminbi are recorded in other comprehensive loss within equity. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Considering the amount of our cash balance as of December 31, 2006 and June 30, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of approximately RMB0.8 million (US$0.1 million) and RMB1.3 million (US$0.2 million) for our total amount of cash balance, respectively.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. Our interest-bearing bank loan balance as of December 31, 2006 and June 30, 2007 was immaterial. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

Recently Issued Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modification or renewals of existing arrangements occurring after January 1, 2007. We do not expect the adoption of EITF 04-13 to have a significant impact on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires us recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 is effective for the first fiscal years beginning after December 15, 2006. The initial adoption of FIN 48 did not have any impact on our unaudited interim consolidated financial statements for the six-month period ended June 30, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. We do not currently believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value and requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us on January 1, 2008, although earlier adoption is permitted. We are currently evaluating whether to elect the fair value option, as permitted under SFAS No. 159.

OUR INDUSTRY

Overview

We operate in the large and growing drugstore industry in China, which we believe offers compelling industry fundamentals and benefits from favorable demographics. With approximately one-fifth of the world’s population and one of the world’s fastest growing economies, China presents significant potential for the retail drugstore industry. According to the PRC State Information Center and Frost & Sullivan, total expenditure on pharmaceutical products in China increased from RMB175.6 billion in 2002 to RMB360.3 billion (US$47.3 billion) in 2006, representing a CAGR of 19.7% in that period. Frost & Sullivan, an independent market research and consulting firm, expects expenditure on pharmaceutical products in China to grow at 23.5% annually between 2007 and 2011, and to reach RMB965.2 billion (US$126.8 billion) in 2011. The following chart sets forth the historical and projected expenditure on pharmaceutical products in China by category of pharmaceutical products for the periods indicated:

	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	2011E
	(In billions of RMB)

OTC drugs
Western medicine	5.6	6.9	7.7	8.4	9.2	10.6	12.1	13.5	14.9	16.0
Traditional Chinese medicine	22.4	27.7	30.8	33.7	36.9	42.3	48.5	53.8	59.7	64.2
Subtotal	28.0	34.6	38.5	42.1	46.1	52.9	60.6	67.3	74.6	80.2
Prescription drugs
Western medicine	89.7	106.2	122.9	167.7	196.2	230.7	293.0	365.2	479.0	626.7
Traditional Chinese medicine	22.4	26.5	30.7	41.9	49.0	57.7	73.3	91.3	119.7	156.7
Subtotal	112.1	132.7	153.6	209.6	245.2	288.4	366.3	456.6	598.7	783.3
Nutritional supplements	20.0	30.0	50.0	50.0	50.0	52.4	54.8	59.0	63.4	68.9
Herbal products	15.5	17.4	18.2	14.7	19.0	21.1	23.4	26.8	30.8	32.8

Total expenditure on pharmaceutical products	175.6	214.7	260.3	316.4	360.3	414.8	505.1	609.6	767.5	965.2

Source: Historical data up to and including 2006 from the PRC State Information Center; 2007 to 2011 projected data from Frost & Sullivan

The growth potential of the drugstore industry in China is further demonstrated by the rapid growing expenditure on pharmaceutical products per capita. According to the PRC National Bureau of Statistics, expenditure on pharmaceutical products per capita in China was US$42.6 in 2006, which lags far behind many developed countries such as the United States, Germany, France, Australia and Japan. However, Frost & Sullivan projects expenditure on pharmaceutical products per capita in China to grow at 18.0% annually between 2007 and 2011, and reach US$99.2 by 2011. This growth rate is significantly higher than in many developed countries such as the United States, Germany, France, Australia and Japan, where the growth rate of the expenditure on pharmaceutical products is projected to be between 4.8% and 13.7% from 2007 to 2011, according to Frost & Sullivan. The following charts set forth expenditure on pharmaceutical products per capita of various countries in 2006 and the projected growth rate of expenditure on pharmaceutical products per capita of various countries from 2007 to 2011.

Source: 2006 data from the PRC National Bureau of Statistics; 2007 to 2011 projected data from Frost & Sullivan

PRC Economic Growth, Increasing Disposable Income and Urbanization

The Chinese economy has grown significantly in recent years. According to the PRC National Bureau of Statistics, China’s gross domestic product, or GDP, has increased from RMB12.0 trillion in 2002 to RMB20.9 trillion (US$2.7 trillion) in 2006, and according to Frost & Sullivan, is expected to continue to grow to RMB41.9 trillion (US$5.5 trillion) in 2011, representing a CAGR of 14.9% from 2006 to 2011. According to the PRC National Bureau of Statistics, from 2002 to 2006, the average per capita annual disposable income of urban residents in China increased from RMB7,703 to RMB11,759 (US$1,544.8), and according to Frost & Sullivan, will further increase to RMB19,954 (US$2,621.4) in 2011. The following charts set forth the historical and projected GDP and disposable income per capita in China for the periods indicated:

Source: Historical data up to and including 2006 from the PRC National Bureau of Statistics; 2007 to 2011 projected data from Frost & Sullivan

As GDP and disposable income increase, pharmaceutical products become more affordable and accessible, and consumers generally spend an increasing portion of their household income on medicines, medical services and other healthcare related products. The significant growth in the PRC economy and in disposable income among consumers in China have led to, and are expected to continue to lead to, increased public health awareness and a stronger focus on disease prevention, general wellness and the early diagnosis of medical conditions. This has in turn led to stronger demand for pharmaceutical products and other healthcare related products, including nutritional supplements, traditional Chinese medicines and herbal products. In addition, as living standards in China continue to improve and urbanization trends persist, many lifestyle-related illnesses are also growing rapidly, further contributing to the growing demand of pharmaceutical and personal care products.

The increasing demand for pharmaceutical products and other healthcare related products has been especially strong in urban areas in China, where residents tend to have more spending power and be more health conscious. China has experienced rapid urbanization over the past five years. The total urban population in China, according to the National Bureau of Statistics, increased from 502.1 million as of December 31, 2002 to 577.0 million as of December 31, 2006, representing an increase of 14.9%, while the total rural population decreased by 8.8% during the same period. Urban population as a percentage of total population increased from 39.1% in 2002 to 43.9% in 2006, and is projected to reach 50.7% in 2011, according to Frost & Sullivan. Rapid urbanization is expected to continue to fuel the rapid growth of urban residential communities and presents a significant opportunity for a drugstore chain’s expansion in large and fast growing urban markets.

Favorable Demographics

Several demographic factors are expected to contribute to the continued growth in the sales of pharmaceutical and other self-care products, including increasing life expectancy, an aging population and lifestyle changes. The following chart sets forth the historical and projected demographics information in China for the periods indicated:

Source: Historical data up to and including 2005 from the China Population Statistics Year Books 2003 to 2006; 2006 to 2011 projected data from Frost & Sullivan

In China, each urban resident aged 60 and above spent on average approximately RMB984.0 (US$126.1) on medicines in 2000 which was five times the average spending by an urban resident below the age of 60 in the same year, according to the China Industry Development Report for the Pharmaceutical Industry 2004 published by the China National Information Center. The portion of the Chinese population aged 60 and above has increased in both absolute numbers and as a percentage of the total population, and this trend is likely to continue in the next decade. According to the China Population Statistics Year Books 2003 and 2006, the population in China aged 60 and above increased from 151.6 million in 2002, or 11.8% of the population in China, to 170.1 million in 2005, or 13.0% of the population. Frost & Sullivan projects that this age group will further increase to 215.7 million in 2011, accounting for 15.5% of the projected population in China at that time. On average, older people spend more on healthcare, particularly since the prevalence of several diseases typically increases with age.

The Drugstore Industry in China

Hospital Pharmacies and Non-Hospital Drugstores

In China, retail pharmaceutical and other healthcare related products could be purchased at either hospital pharmacies or non-hospital drugstores, including independent drugstores and drugstore chains. Historically, sales by hospital pharmacies accounted for a larger percentage of retail sales of pharmaceutical products in China. This is because out-patients typically purchase their prescription drugs at hospital pharmacies in accordance with doctors’ prescriptions. However, if a medical condition could be treated with OTC drugs, many Chinese people choose to purchase OTC drugs from non-hospital drugstores instead of consulting a doctor in a hospital for prescription medicines.

In recent years, the PRC government has promulgated a number of measures to regulate the pharmaceutical industry directly or indirectly, which are expected to favor non-hospital drugstores more than hospital pharmacies. According to Frost & Sullivan, sales from non-hospital drugstores are expected to constitute 41.0% of total drug sales in 2011, compared to 28.4% in 2006. The following table sets forth historical and projected retail drug sales by hospital pharmacies and non-hospital drugstores, which include independent drugstores and drugstore chains, for the periods indicated:

	2002	2003	2004	2005	2006	2007E	2008E	2009E	2010E	2011E
	(In billions of RMB except percentages)

Hospital pharmacies	136.3	153.6	174.1	203.6	231.5	254.1	278.9	298.2	318.8	325.9
Non-hospital drugstores	51.2	60.0	68.5	79.0	91.6	107.3	125.8	152.4	184.5	226.4

Total retail drug sales	187.5	213.6	242.6	282.6	323.1	361.4	404.7	450.6	503.3	552.3

Non-hospital drugstore sales as a percentage of total retail drug sales	27.3%	28.1%	28.2%	28.0%	28.4%	29.7%	31.1%	33.8%	36.7%	41.0%

Source: Frost & Sullivan

Opportunities to Drugstore Chains Presented by Government Initiatives

Anti-Corruption

The substantial majority of hospitals in China are owned and operated by the government, and revenue from hospital pharmacies constitutes a significant portion of hospitals’ revenue. Hospitals procure their supplies of pharmaceutical products in bulk from manufacturers or distributors of pharmaceutical products, and generally decide whether to include a particular medicine on their formulary based upon a number of factors, including doctors’ preference in prescribing the medicine, the cost of the medicine, the perceived efficacy of the medicine and the hospital’s budget. Decisions by hospitals regarding whether to include a particular medicine in their pharmacies could be affected by corrupt practices, including illegal kickbacks and other benefits offered by manufacturers or distributors of pharmaceutical products. These corrupt practices may also affect doctors’ decisions regarding which types of medicine to prescribe.

The PRC government has strengthened its anti-corruption measures and has organized a series of government-sponsored anti-corruption campaigns in recent years. In particular, China amended its criminal code in 2006, increasing the penalties for corrupt business practices. The amendment of the criminal code is expected to make pharmaceutical product suppliers compete for the hospitals’ business on fair and equal terms, and thus is expected to result in more growth opportunities for drugstores that are not affiliated with hospitals.

Pharmaceutical Product Labeling and Prescription Management

The PRC State Food and Drug Administration, or SFDA, promulgated pharmaceutical product labeling regulations in March 2006, which require that pharmaceutical product labels state the generic ingredients of the pharmaceutical products and which bar the registration of any brand name for any pharmaceutical product which does not contain active ingredients. In addition, effective May 1, 2007, doctors are not permitted to include brand names in their prescriptions and required to specify the chemical ingredients of the medicines they prescribe in their prescription. These requirements are expected to have the following positive impacts on the business of non-hospital drugstores:

•	help curb corrupt practices by pharmaceutical product manufacturers and doctors;

•	ensure that patients are given better information on the medicines they purchase; and

•	weaken the hospitals’ monopoly on prescriptions and prescription pharmaceutical products.

Advertising of Pharmaceutical Products

In 2004, the PRC government authorities began to enforce the regulation prohibiting the advertising of prescription drugs through the mass media. However, advertising of OTC drugs is not covered by this ban. In March 2007, in order to prevent misleading advertising of pharmaceutical products, the PRC government prohibited the advertising of certain pharmaceutical products, and also required that advertising of prescription drugs be limited to authorized medical magazines. In addition, an approval must be obtained from the provincial level of the food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year. We believe that Chinese consumers purchase medicines primarily based upon brand name recognition and price, among others factors. Consumers typically become familiar with a medicine through advertising and word-of-mouth recommendations by pharmacy salespeople. With increased restrictions on advertising of pharmaceutical products, pharmaceutical product manufacturers are expected to increasingly rely on retail pharmacies to build brand familiarity among the general public. On the other hand, with continued access to mass media advertising, sales of OTC drugs are expected to grow at a faster pace than those of prescription drugs.

Equal Opportunity for Non-Hospital Drugstores

On March 12, 2007, the PRC Ministry of Health promulgated prescription regulations requiring hospitals to allow prescriptions to be filled at non-hospital drugstores. The implementation of this regulation is expected to increase drug sales, especially prescription drug sales, in drugstores chains independent drugstores that are not affiliated with hospitals.

Increased Availability of Funding Under the National Medical Insurance Program

According to the PRC Ministry of Labor and Social Security, as of December 31, 2006, 157.3 million people in China were enrolled in the national medical insurance program, representing an increase of 14.1% from December 31, 2005. Eligible participants in the national medical insurance program, mainly consisting of urban residents, are entitled to buy medicines when presenting their medical insurance cards in an authorized pharmacy, provided that the medicines they purchase have been included in the national or provincial medical insurance catalogs. The pharmacy in turn obtains reimbursement from the relevant government social security bureaus. See “Regulation — Reimbursement under the National Medical Insurance Program.” Furthermore, the provincial and municipal authorities who are responsible for administering social medical insurance funds to cover such reimbursements have been gradually increasing funding in recent years. According to the PRC Ministry of Labor and Social Security, total funding under the national insurance program reached RMB174.7 billion (US$23.0 billion) in 2006, representing increases of 24.3% over 2005. The availability of funding is expected to increase significantly in the near future due to increased financial and policy support from various levels of the PRC government.

Enhanced Quality Requirements for the Operations of Pharmacies

China has strengthened its enforcement of GSP standards since adopting it at the end of December 2004. As a result, many smaller drugstore chains or independently operated drugstores may find it difficult to meet these enhanced quality requirements for the operations of pharmacies. Given our leading market position, we will be able to take advantage of the new regulations and rapidly grow our business.

Fragmentation of the Drugstore Industry and the Trend for Consolidation

The drugstore industry in China is highly fragmented. Retail pharmacies in China include chain drugstores, individual stores, and OTC counters in retail chain stores and supermarkets. While pharmacy chain stores and retail chain stores with OTC counters are expanding quickly, neither format has developed a nationwide presence in China. The NDRC reported that as of December 31, 2004, 7,445 pharmaceutical product wholesalers, 1,410 pharmacy chain stores and 58,065 individual pharmaceutical product retailers have obtained GSP certification. Given the level of fragmentation and increased regulatory requirements, retailers with an effective nationwide presence and a strong reputation are most likely to thrive.

Non-Pharmaceutical Sales Opportunity at Retail Pharmacies

We believe drugstore non-pharmaceutical merchandise, combined with prescription and non-prescription drugs, provide customers with a complete wellness solution. Non-pharmaceutical merchandise includes nutrition supplements, beauty, cosmetics and fragrance products, personal care products, as well as consumable, seasonal, promotional and other non-prescription products.

Challenges for the Drugstore Industry in China and Increased Competition

While the Chinese economy in general and the drugstore industry in particular have grown significantly in the past decade, such growth may not continue in the future. The drugstore industry in China faces a number of challenges, including:

•	reforms aimed to further the growth of the drugstore industry, even if properly implemented, may not yield the desired results; and

•	changes in government policy could also have an adverse effect on China’s economic growth, which could impair growth in demand for pharmaceutical products.

Competition in the retail drugstore market in China may also intensify. Industry reforms aimed to meet China’s commitments under WTO may foster increased competition from multinational pharmacy chains at the expense of China-based pharmacy chains. Current PRC laws and regulations limit any foreign investor’s ownership of drugstores to 49.0% if the foreign investor owns interests in more than 30 drugstores in China that sell a variety of branded pharmaceutical products sourced from different suppliers. If this restriction is relaxed or eliminated, there may be increasing competition from large foreign drugstore chains which intend to enter into the drugstore industry in China.

BUSINESS

Overview

We are the largest retail drugstore chain in China based on the number of directly operated stores. As of September 30, 2007, our store network was comprised of 1,791 directly operated drugstores located in 62 cities in China, and we believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2004, 2005 and 2006. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years.

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. Unlike most other drugstores and retail drugstore chains in China, we also offer private label products, which we believe distinguishes our company from our key competitors. We launched our first private label products in September 2005 and currently offer 1,108 private label products. Sales of our private label products accounted for 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit in 2006 and the six months ended June 30, 2007, respectively.

Since our inception in 1995, we have rapidly expanded our operations, primarily through organic growth. The numbers of our directly operated drugstores increased from 668 as of December 31, 2004 to 1,115 as of December 31, 2005 and to 1,446 as of December 31, 2006. Our stores are generally located in well established residential communities and prime retail locations in major cities in China’s coastal and adjoining provinces. As of September 30, 2007, we had 1,791 directly operated drugstores. Our revenue increased from RMB842.9 million in 2004 to RMB1,313.2 million in 2005 and to RMB1,732.4 million (US$227.6 million) in 2006, representing a CAGR of 43.4% from 2004 to 2006. In the six months ended June 30, 2007, our revenue amounted to RMB946.3 million (US$124.3 million), representing an increase of 18.4% over the same period in 2006.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the drugstore industry in China:

Leading Market Position with Strong Brand Name Recognition

We are the largest retail drugstore chain in China, with a network of 1,791 directly operated stores located in 12 provinces and municipalities across China as of September 30, 2007. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. We have also developed, in the course of our nationwide expansion, extensive operational expertise ranging from procurement chain, supply chain and distribution management, to merchandising and marketing and the sale of products. Furthermore, we have become familiar with consumer demand patterns and distinctive regional regulatory regimes in various regions in China. This leading market position has allowed us to achieve economies of scale from our extensive store network, thereby obtaining better pricing terms from suppliers and gaining access to a broader customer base, which in turn allow us to offer quality products and services at competitive prices. Our leading market position is further evidenced by the wide consumer recognition of our brand name, Nepstar, which we believe is one of the most recognized brand names in the PRC drugstore industry. Our strong brand name has enabled us to maintain and increase our loyal customer base, grow our high margin private label business, attract and retain good quality managers, and enhance our bargaining leverage with suppliers.

Directly Operated Business to Provide a Consistent Customer Experience

We operate all of our stores directly, which we believe is critical in building a strong brand name and offering a consistent customer experience across our store network. Moreover, we believe direct operation of our drugstores is critically important to our success in the retail drugstore chain business in China, given the highly fragmented market, the relatively small size of other retail drugstores chains and their short operating histories. Through a decade of direct operating experience, we have developed uniform standards among various aspects of drugstore operations and are able to provide a consistently high quality of services in all of our stores. Direct operation also enables us to select store locations that meet the consumer traffic requirements, target new neighborhoods and allows us to leverage our existing distribution centers. In addition, our direct operation business model allows us to operate a relatively centralized and streamlined organizational structure, which enables us to expedite decision making and thus deploy our financial, operational and management resources more effectively. Furthermore, our business model also allows us to address local demand for specific products and services more accurately, to control our corporate overhead expenses and to provide uniform and high quality training for our employees.

Optimized, Diverse and High Quality Product Offerings including Private Label Products

As the largest retail drugstore chain in China, we have developed an optimized and diverse merchandise portfolio. In particular, we have rigorously analyzed a large quantity of prescription and OTC drugs available for sale in China, as well as sales data accumulated through our decade-long direct operation of drugstores, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of the drugs purchased by our consumers. Moreover, we continuously review and refine our product selection and monitor product quality. In September 2005, we began introducing private label products as part of our initiative to take advantage of our brand name and to improve our profitability. We have screened 494 GMP-certified manufacturers in China and selected a core set of 178 suppliers as suppliers of our private label products after reviewing product selection and quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness. As a result, our private label products not only provide quality, choice and convenience to our customers, but also deliver high gross margins to us. As of June 30, 2007, we have successfully developed a portfolio of 1,108 private label products. Sales of our private label products accounted for 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit in 2006 and the six months ended June 30, 2007, respectively. We believe our private labels are particularly attractive to customers because counterfeit drugs and other counterfeit healthcare products have proliferated in China over recent years, and our brand name and reputation instill customer confidence. We believe the quality of our private label products has won trust from our customers, and we continuously monitor the quality of our products to retain that trust.

Proven Ability to Expand Rapidly While Increasing Profitability

We have expanded our store network at a rapid pace in recent years, while maintaining and increasing our gross margin. In particular, the number of our directly operated drugstores increased from 668 as of December 31, 2004 to 1,446 as of December 31, 2006, and our gross margin has increased from 26.4% in 2004 to 35.1% in 2006 and reached 40.2% in the six months ended June 30, 2007. Our rapid expansion is supported by our national distribution center located near to our headquarters in Shenzhen and 11 regional distribution centers serving our outlets located in 61 cities across China. We believe our distribution centers enable us to provide effective support to our store outlets, cope with distinctive regional factors such as local regulatory requirements and demographics, and reduce the incremental cost of opening additional outlets in cities close to our existing distribution centers. These attributes have allowed us to effectively shorten the amount of time required for us to open new stores and for new stores to become profitable. Our ability to grow nationwide is further supported by the unique attributes of our headquarters in Shenzhen, a city which is noted for a large proportion of emigrants from different regions across China. We are able to hire and train management personnel who have an intimate knowledge of local regions that we plan to enter and who are willing to relocate. All of our management personnel are trained in our headquarters in Shenzhen. We believe our ability to manage rapid expansion will further strengthen our leading market position in the drugstore industry in China.

Experienced Management Team with Proven Track Record

Over the past decade, Simin Zhang, chairman of our board of directors, and other members of our senior management team have successfully led our operations and increased our revenue and profit. Many members of our senior management team have worked with us since our inception or otherwise have broad experience in the retail industry, and have developed extensive expertise in operating a national chain of drugstores, which is important to our future success. Our Chief Executive Officer, Jiannong Qian, has extensive experience in chain store retailing, gained from his four years service with Metro AG, a leading multinational retail company headquartered in Germany, and China Resources and Wumart Corporation, both of which operate major retail chains in China. In addition, a significant portion of our mid-level managers and managers of our regional operations and stores have worked with us for many years. These managers have been trained by us through our Nepstar School of Drugstore Management and have gained significant experience in managing retail stores and distribution centers.

Our Strategies

We intend to further strengthen our position as the leading retail drugstore chain in China by implementing the following strategies:

Expand in Large and Fast-Growing Metropolitan Markets

We believe that achieving a critical mass in terms of store count, and locating stores in desirable geographic markets, are essential to competing effectively as well as maintaining and increasing our profitability. We strive to significantly expand our market presence in fast growing metropolitan markets in China by effectively leverage our existing operating infrastructure. In the fourth quarter of 2007 and 2008, we plan to open approximately 210 and 1,050 new stores, respectively, mainly in our existing metropolitan markets, including Shenzhen, Tianjin, Ningbo, Guangzhou and Dalian. We believe there is potential for significant additional growth in these cities as there are many under-penetrated local neighborhoods available for us to further expand our leading market share in these cities. According to Frost & Sullivan, as of June 30, 2007, our stores on average only accounted for fewer than 4.0% of the total number of drugstores in each such city. From 2009 to 2011, we plan to focus our store development program on expanding in new metropolitan markets where we have not had a presence and where we can leverage our existing regional distribution centers and other infrastructure. Within our targeted cities, we plan to open stores in clusters in or near large residential communities to become the preferred community drugstore.

Strengthen Customer Trust and Loyalty with Effective Marketing and Promotional Programs

We believe that a strong brand name is critical to winning customers’ trust in us and our products, as well as building customer loyalty and increasing customer visits to our stores. As a result, we intend to continue promoting aggressively and effectively both our brand name and our private label products. Specifically, we will continue to deploy the following marketing and promotional initiatives:

•	adopting western-style category management by focusing on seasonal and cross-merchandising, and offering a wider selection of products;

•	offering services that are carefully tailored to meet our customers’ healthcare needs, including integrated health programs focused on health supplements, weight management, diabetes, infant care and birth control;

•	enhancing our customer loyalty by organizing community-based activities and targeted promotion programs;

•	using data mining techniques to tailor relevant promotional offers to our target customers, especially our loyalty members;

•	enlarging the number of our promotional partners and developing additional promotional campaigns with these partners; and

•	increasing advertising of our brand and private label products in selected newspapers that service our targeted cities.

Increase Private Label Product Offerings

We intend to continue expanding our private label product offerings to further improve our profitability. In particular, we plan to:

•	gradually increase our assortment of private label products, especially high margin nutritional supplements and herbal products;

•	continue to develop and invest in multiple private label products targeted at various product categories, geographic regions and customer groups; and

•	continue offering a selection of high, medium and low price private label products within each product category in order to appeal to a broad range of customers.

We believe recent regulatory changes present us with additional opportunities to extend our range of private label products. In particular, increased restrictions have been imposed on the advertisement of drugs in recent years, which we expect to increase drug manufacturers’ reliance on retail drugstores to build brand awareness among the general public. This in turn creates significant growth opportunities for us.

Upgrade our Information Management Systems and Distribution Centers

We plan to upgrade our information management systems and processes by implementing new technologies, including the installation of a retail ERP system, which will fully integrate product selection, procurement, pricing, distribution and retail management processes in line with global retailing best practices. The ERP system is expected to improve our data aggregation capabilities and facilitate our category management decisions, enabling us to fine-tune product selection, pricing, shelf space allocation and store replenishment and distribution center replenishment triggers. These improvements will yield significant benefits to us in the form of lower costs and expenses related to procurement and distribution, improved merchandise replenishment and increased real-time visibility of our inventory position, merchandise mix and product movements, leading to increases in our gross profit.

Furthermore, in order to increase operating efficiency and to accommodate future growth, we plan to build two new regional distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, where we currently have a strong market presence and plan to open a significant number of new stores. These two new distribution centers will have a total of approximately 40,000 square meters of storage space and are expected to be completed in the middle of 2009 and by the end of 2009, respectively. Upon completion, the new Shenzhen distribution center will replace our existing distribution center located in Shenzhen.

Selectively Pursue Complementary Acquisitions

We plan to selectively acquire drugstore chains or independently operated drugstores that complement our existing store network or help us to establish a presence in new markets. In particular, we plan to grow through acquisition in cities such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing drugstore, and in cities that are close to our distribution centers in order to gain economies of scale in distribution and leverage our information technology infrastructure over a broader store base. We intend to screen acquisition opportunities by focusing on retail chains or individual stores in prime locations and with good brand names, well-developed facilities and customer bases that are complementary to ours, and which are commercially attractive. We believe that our relationship with many industry participants and our knowledge of, and operational expertise in, the drugstore market in China will assist us in making acquisitions. We also believe that we can rapidly and successfully integrate newly acquired stores into our current distribution network and quickly realize operating and financial benefits.

Our Store Network

We are the largest retail drugstore chain in China based on the number of directly operated stores, with a store network comprised of 1,791 directly operated stores as of September 30, 2007. According to the China Drugstore Magazine, we had the highest revenue among all directly operated retail drugstore chains in China in 2004, 2005 and 2006. As the drugstore industry in China is highly fragmented, we estimate that our share of the retail market of pharmaceutical products in China was less than 0.5% of the total transaction value in each of these three years. We believe we have succeeded in building a national retail drugstore chain with an extensive footprint in China by operating a store network throughout 12 provinces and municipalities and 62 cities. We believe that we have the leading market position in a number of the most developed cities in China, including Shenzhen, Guangzhou, Dalian, Hangzhou, Ningbo, Suzhou and Kunming, in terms of store count. The following map shows the geographic distribution of our network of drugstores as of September 30, 2007:

We carefully select our store sites to maximize consumer traffic, store visibility and convenience for our customers. Substantially all of our stores are located in well-established urban residential communities and prime retail locations in 61 cities in China where living standards and consumer purchasing power are relatively high. The following table sets forth the number of stores we owned and operated in the top ten cities that we operated as of the dates indicated:

	As of December 31,			As of
City	2004	2005	2006	September 30, 2007

Shenzhen	151	179	202	265
Kunming	98	125	152	185
Dalian	60	100	127	155
Guangzhou	79	111	123	142
Hangzhou	44	77	102	130
Dongguan	37	60	75	87
Weifang	—	58	74	84
Ningbo	48	60	73	79
Chengdu	23	50	60	65
Suzhou	33	50	54	61
Others	95	245	404	538

Total	668	1,115	1,446	1,791

The following table provides a history of our store openings and acquisitions as of the dates indicated:

	As of December 31,			As of
	2004	2005	2006	September 30, 2007

Number of stores at the beginning of the period	437	668	1,115	1,446
Acquired stores during the period(1)	—	47	9	—
Stores closed or relocated during the period	10	23	48	31
New stores opened during the period	241	423	370	376
Number of stores at the end of the period	668	1,115	1,446	1,791

(1)	Acquisition of stores in 2005 primarily related to our acquisition of Shandong Nepstar from an entity under the common control of the Neptunus Group. We accounted for such acquisition in a manner similar to a pooling of interest.

Our stores are typically between 80 to 120 square meters in floor area, and conduct business from 8:30 AM to 10:30 PM, seven days a week. Our stores are generally staffed with three employees per shift, including an in-store pharmacist, which in many cases also functions as the store manager, and two healthcare consultants. Our in-store pharmacists assist with the sales of prescription drugs, and each member of our store staff has received training regarding our products as well as how best to interact with customers. In addition, we regularly carry out training programs on medicine information, nutritional information, selling skills for our store staff and pharmacists, as well as management training for our regional managers and senior management officers at our headquarters.

We are the first retail drugstore chain in China to sell OTC drugs on open shelves. Consumers have easy access to all products we sell except prescription drugs, and we aim to provide them with a relaxed, clean and bright shopping environment to improve their shopping experience. We have also developed a uniform and distinctive layout, color scheme and design specification for our drugstores. We believe that the use of a uniform layout, color scheme and design promotes our corporate image and enhances the public perception of our brand.

Our Products and Services

We provide our customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, as well as convenience products including consumable, seasonal and promotional items. We have rigorously analyzed a large quantity of drugs available for sale in China, and have concluded that a much smaller quantity of active ingredients are present in a significant majority of drugs purchased by our consumers. Accordingly, we have selected a diverse range of medicines based upon these ingredients which we believe drive consumer demand. Our typical store carries approximately 2,200 to 2,600 different products. We constantly review and refine our product selection in order to respond to changing demographics, lifestyles, habits and product preferences of our customers.

Our product selection is designed to offer choices and convenience to our customers and to achieve high gross margins for us. We offer our customers a broader range of choices in two respects. First, we offer a wide range of complementary products in each therapeutic category so that customers have more choices to suit their needs. For example, a customer looking for a cough remedy will be able to find a wide variety of choices including different OTC drugs, nutritional supplements and herbal products. In addition, our staff will sometimes recommend a combination of products to enhance the treatment. Second, for products with the same therapeutic purpose, we offer choices in each of the high, medium and low price ranges to suit the needs of customers with different spending power. In each therapeutic category, we also offer high margin private label products. See “— Product Offerings — Private Label Products.”

Product Offerings

Our merchandise can be broadly classified into the following categories:

Prescription Drugs.  We offer approximately 1,720 prescription drugs. We accept prescriptions only from licensed health care providers and do not prescribe medications or otherwise practice medicine. Our in-store pharmacists verify the validity, accuracy and completeness of all prescription drug orders. We ask all prescription drug customers to provide us with information regarding drug allergies, current medical conditions and current medications. Our in-store pharmacists also perform a drug utilization review in which they cross-check every prescription against the customer’s submitted information for drug, disease and allergy interactions. Sales of prescription drugs accounted for 23.7% and 24.3% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

OTC Drugs.  We offer approximately 1,670 OTC drugs, including western medicines and traditional Chinese medicines, for the treatment of common diseases. Sales of OTC drugs accounted for 36.0% and 35.4% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Nutritional Supplements.  We offer approximately 900 nutritional supplements, including a variety of healthcare supplements, vitamin, mineral and dietary products. According to a survey of over 8,000 households across China conducted in 2004 by China Pharmaceutical News, a newspaper sponsored by the SFDA, a majority of Chinese consumers prefer to buy nutritional supplements from a reputable drugstore as opposed to supermarkets or convenience stores. We expect sales of nutritional supplements to increase more rapidly than those of drugs due to increasing wealth and disposable income of Chinese residents living in the larger metropolitan cities, and intend to rapidly grow the variety of nutritional supplements available in our stores. Nutritional supplements normally generate higher gross margins than drugs. Sales of nutritional supplements accounted for 18.0% and 18.7% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Herbal Products.  We offer various types of drinkable herbal remedies and packages of assorted herbs for making soup, which are used by consumers as health supplements. Herbal products typically have higher margins than prescription and OTC drugs. Sales of herbal products accounted for 2.0% and 2.4% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Other Products.  Our other products include personal care products such as skin care, hair care and beauty products, family care products such as portable medical devices for family use, birth control and early pregnancy test products and convenience products, including soft drinks, packaged snacks, and other consumable, cleaning agents, stationeries. Our other products also include seasonal and promotional items tailored to local consumer demand for convenience and quality. We believe offering these products increases customer visits by increasing the shopping convenience for our customers. Sales of other products accounted for 20.3% and 19.2% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Private Label Products

We launched our first private label product in September 2005, and since then our private label portfolio has increased to 1,108 products marketed under 126 private labels, covering all categories of products we offer except herbal products. In 2006 and the six months ended June 30, 2007, private label products accounted for approximately 17.5% and 17.6% of our revenue and 34.6% and 31.2% of our gross profit, respectively. We believe private label branding gives us more freedom and flexibility in pricing and more control over product attributes and quality.

Some of our successful private labels include “Beautiful Life,” which we introduced in November, 2005 to market nutritional supplements related to beauty care, “Qianlong,” which we introduced in January 2006 to market a variety of OTC drugs including gastrointestinal and dermatology products, and “Wisconsin,” which we introduced in November 2006 to market 20 different types of nutritional supplements manufactured in the United States.

As the sourcing of private label products eliminates much of manufacturers’ promotional costs and distributors’ profit margin in the traditional merchandise supply chain, we are able to price our private label products at competitive prices while maintaining favorable margins. In addition, we believe our private label products are particularly attractive to customers because our brand name and reputation command customer confidence. We believe that the quality of our private label products has won trust from our customers, and we operate rigorous quality control to retain that trust. We intend to focus significant marketing efforts to enhance the reputation of the private label products available in our stores to drive their sales because they generally generate higher gross margins than branded products.

Marketing and Promotion

Our marketing and promotion strategy is to build brand recognition, increase customer traffic to our stores, attract new customers, build strong customer loyalty, maximize repeat customer visits and develop incremental revenue opportunities.

Our marketing department designs our nationwide marketing efforts while our regional Nepstar companies design regional promotions based on local demographics and market conditions. We also launch single store promotional campaigns and community activities in connection with the openings of new stores. Our store managers and staff are also encouraged to propose their own advertising and promotion plans, including holiday promotions, posters and billboards. In addition, we offer special discounts and gift promotions for selected merchandise periodically in conjunction with our suppliers’ marketing programs. We also provide ancillary services such as providing free blood pressure measurements in our stores.

Many of our promotion programs are designed to encourage manufacturers to invest resources to market their brands within our stores. We charge manufacturers promotional fees in exchange for granting them the right to promote and display their products in our stores during promotional periods. We believe that manufacturer promotions improve our customers’ shopping experience because manufacturers provide purchasing incentives and information to help customers to make informed purchase decisions. We work to maintain strong inventory positions for merchandise featured in our promotions, as we believe this increases the effectiveness of our spending on promotion activities.

As part of our ongoing marketing efforts and in order to build customer loyalty, we launched our “Loyal Customer” scheme in 1999. As of June 30, 2007, this program had more than 5.0 million members, approximately 2.5 million of whom were active customers of our stores, which is defined as customers who make purchase from our stores at least once a year and whose contact information is available in our database. Our member customers are entitled to receive free healthcare circulars published by our stores and gain one loyalty point for every RMB10.0 spent on our products. Loyalty points may be used to exchange for gifts as well as used as discounts for future purchases. At the end of each calendar year, unutilized loyalty points are forfeited and cannot be carried forward.

We maintain a database of our loyalty scheme membership, including customer profiles and purchasing records, and this helps us tailor our promotional programs to meet our customers’ specific needs. On average, members of our loyalty scheme spend approximately 2.3 times more per sales transaction than non-member customers, and our member customers purchase more frequently from our stores than non-member customers. Sales to our member customers accounted for 49.7% and 50.9% of our revenue in 2006 and the six months ended June 30, 2007, respectively.

Our loyalty scheme membership has grown rapidly since 2004. The following table set forth the approximate number of our loyalty scheme members as of the dates indicated:

	As of December 31,			As of June
	2004	2005	2006	30, 2007
	(In thousands)

Members	925	2,757	4,781	5,031
Active members	527	1,626	2,343	2,515

We have partnered with a number of retailers in Shenzhen, Guangzhou and Dalian to offer promotional benefits to our loyalty scheme members when they purchase products or services from these other retailers. Our promotional partners include stores selling food, eye glasses, shoes and other consumer products and shops providing dry cleaning, health examination and other services. From time to time, we also launch joint promotional campaigns with our loyalty scheme partners. We believe these joint promotional efforts not only enhance the attractiveness of our loyalty program, but also widen our customer base.

We run advertisements periodically in selected newspapers to promote our brand and the products carried in our stores. Under our agreements with certain newspapers, we run one-page weekly or monthly advertisements in these newspapers, and the newspapers publish healthcare-related feature articles relating to the products we advertise near the dates of our advertisements. We usually arrange to deliver these newspapers to our loyalty scheme members. In selected cities, we promote our brand and products using billboards and on the passenger compartments of subway trains. In all cases, the advertising expenses are borne by the manufacturers of the products being advertised. Our advertisements are designed to promote our brand, our corporate image and the prices of products available for sale in our stores. Such advertising is not subject to the series of measures regulating the advertising of pharmaceutical products recently adopted by the PRC government.

Customers

During 2006 and the six months ended June 30, 2007, our stores served an average of 190,795 customers and 196,262 customers per day, respectively. Our typical customers are urban residents in major Chinese cities. We periodically conduct qualitative customer surveys in cities in which we operate more than 100 drugstores, helping us to build a stronger understanding of our market position and our customers’ purchasing habits. In addition, we also sell prescription and OTC drugs to non-

retail customers who choose to purchase from us rather than from manufacturers and distributors of pharmaceutical products directly, as these non-retail customers believe they can leverage the economies of scale realized by our greater purchasing power and obtain better pricing terms from us than directly purchasing the same products from the manufacturers and distributors. Sales to these non-retail customers constituted less than 2% of our revenue in each of 2006 and the six months ended June 30, 2007. We do not allow product returns for our sales to our non-retail customers.

Our sales to retail customers are paid by cash or debit or credit cards, or by medical insurance cards under the national medical insurance program. We obtain reimbursement from the relevant government social security bureaus, for sales made to eligible participants in the national medical insurance program on a monthly basis. See “Regulation — Reimbursement under the National Medical Insurance Program.” As of June 30, 2007, 423, or 26.2% of our stores are designated stores under the PRC national medical insurance program.

Seasonality

Our business is subject to seasonal variations in demand. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality.”

Procurement

We currently source our merchandise from over 3,000 suppliers, including approximately 1,200 manufacturers and approximately 1,800 wholesalers. Among these 3,000 suppliers, approximately 2,000 of them supplied us with between one and three products. In 2006 and the six months ended June 30, 2007, 78.4% and 48.8% of our total purchases were from wholesalers, with the remainder purchased directly from manufacturers. The transaction value of purchases from our largest supplier accounted for 16.7% and 17.0% of our total purchases in 2006 and the six months ended June 30, 2007, respectively. The transaction value of purchases from our largest five suppliers accounted for 28.7% and 28.6% of our total purchases in 2006 and the six months ended June 30, 2007, respectively. We believe that competitive sources are readily available for substantially all of the merchandise we carry in our stores, and our strategy is to consolidate our procurement through centralized purchases from fewer suppliers.

While our selection of suppliers is currently centralized, supplier negotiations and placing of purchase orders are to a large degree handled by the regional Nepstar companies, partly reflecting the dominance of regional wholesalers in China’s drug supply chain. We are in the process of centralizing our merchandise procurement and replenishment operations. We believe a more centralized and controlled procurement strategy not only benefits us by reducing our cost of purchase, but also benefits the manufacturers from whom we source our products. This is because drug manufacturers have historically relied on wholesalers to sell their products due to the relative small size of drug retailers, and manufacturers incur significant marketing expense to promote their brands and products. As we grow in size and as we continue to centralize our merchandise procurement, our greater sourcing capability makes us a more attractive distribution channel for many drug manufacturers. In addition, as an increasing number of our customers choose to purchase drugs from our stores due to their trust in our brand name and reputation, manufacturers can reduce their marketing expense while increasing their sales volume by selling directly to us.

Distribution

Our stores are supported by our national distribution center located near our headquarters in Shenzhen and 11 regional distribution centers serving our drugstores located in 61 cities across China. Our suppliers normally deliver merchandise to our regional distribution centers, but we arrange for the transportation of merchandise to our national distribution center if a particular supplier cannot deliver regionally, and in these cases we levy a fee on the supplier for reimbursement of transportation costs we incur. Merchandise is delivered from our national distribution center to the regional distribution centers which in turn serve our stores in the region, normally using our own vehicles. At each distribution center, we maintain a small fleet of trucks to deliver products to our stores and we replenish merchandise for each of our stores twice every week.

In order to increase operating efficiency and to accommodate future growth, we plan to build two new distribution centers, one in Shenzhen and one in Hangzhou, to serve our stores located in the Pearl River Delta and the Yangtze River Delta regions, where we currently have a strong market presence and plan to open a significant number of new stores. Each new distribution center is expected to have approximately 20,000 square meters of storage space. The new distribution center in Shenzhen is expected to be completed in the middle of 2009 and upon completion, will replace our existing distribution center located in Shenzhen. The new distribution center in Hangzhou is expected to be completed by the end of 2009.

The operations of all of our distribution centers, including inventory management and deliveries, are integrated and coordinated by our integrated information system. This provides us with up-to-date product availability information so as to optimize our inventory management.

Information Management and Inventory Control

Our information management system, STARIII, was initially developed by us with the technology support provided by a software company in Taiwan in 1998. We have since continually maintained and upgraded the system, including two significant upgrades in 2001 and 2004, respectively.

Each of our drugstores is equipped with computer terminals that are connected with our integrated information management system via real time broadband Internet links. Each item of merchandise offered by our stores is coded with a unique bar-coded item number for its identification in the store point-of-sale system which, in turn, is linked to our information management system in real time. Cashiers scan the merchandise being sold and the data are recorded instantly. Our information management system generates a daily sales report, which enables us to quickly collect sales information, track and analyze inventory levels and sales trends, and enable us to optimize merchandise levels and product mix. Sales reports can also be produced at more frequent intervals, for example to monitor sales generated by a new product or by a promotional event. We also use this system to facilitate our category management decisions, fine-tune product selection, pricing, shelf space allocation, store replenishment triggers and distribution center replenishment triggers.

We plan to upgrade our information management and inventory control system by implementing a retail ERP system to fully integrate our merchandise selection, procurement, pricing, distribution and retail management processes in line with global retailing best practices. We plan to spend approximately US$11.0 million for such upgrade and expect the complete implementation of the ERP system will take approximately two years. Upon the completion of the planned upgrades, our information management system will have a national platform with regional hubs (in our major distribution centers), with an increased aggregate capacity sufficient to support the planned expansion of our store network. The information management system is also expected be able to collect and analyze more data, and provide more complete and accurate data for our management decision making. However, we cannot assure you that these upgrades will be carried out timely and successfully to meet our growth requirements. See “Risk Factors — Risks Related to Our Business — We rely on computer software and hardware systems in managing our operations, the capacity of which may restrict our growth and the failure of which could adversely affect our business, financial condition and results of operations.”

We manage our inventory carefully in order to minimize inventory holding cost, ensure timely delivery of merchandise and maintain the variety of merchandise available in our stores. We perform quarterly and ad hoc inventory counts in our stores and distribution centers, and perform daily inventory counts in stores for expensive merchandise and products that are vulnerable to pilferage. We require our store managers to follow-up on any inventory discrepancies discovered during each inventory count and report the results to the relevant regional Nepstar company.

Cash Control

A substantial portion of our sales are made in cash and we have adopted strict cash control procedures in all of our stores. In particular, the details of each sales event are recorded in our integrated information management system, and the cash generated at our stores is collected and deposited daily in designated bank accounts, which are controlled by our headquarters. Our financial department also carries out a daily reconciliation of sales data collected on our information management system with cash receipts as confirmed by the banks. The cash needs of each regional Nepstar company are dispatched centrally on a weekly basis based on budgeted amounts.

Quality Control

We place strong emphasis on quality control for both merchandise sourcing and in-store services. Our quality control starts with procurement. In particular, we have screened 494 GMP-certified manufacturers in China and selected a core set of 178 suppliers as suppliers of our private label products after reviewing product selection and quality and manufacturing, packaging, transportation and storage capabilities as well as cost competitiveness.

We conduct random quality inspections of each batch of products we procure. We replace our suppliers if they fail to pass our quality inspections. Since there is a significant manufacturing capability surplus within the Chinese pharmaceutical industry, it is possible for us to change suppliers without a material interruption to our business. We have established a quality control department at our headquarters and we maintain quality inspectors at each of our regional Nepstar companies. We regularly dispatch quality inspectors to our stores to monitor the service quality of our staff. We take into account the feedback received during these inspections when determining the bonus portion of our store employee’s salaries.

Research and Development

We do not make, and do not expect to make significant expenditures on research and development.

Intellectual Property

Our rights to our trade names and trademarks are the most important factor in marketing our stores and private label products. Our company’s name, Nepstar, means “Neptunus & Star” in Chinese. The trademark “Neptunus,” or “Haiwang,” is owned by the Neptunus Group, and through a license agreement, we have obtained the non-exclusive right to use “Neptunus” for free so long as the trademark is valid. Haiwang was recognized as a “China Well-Known Trademark” by the SAIC in 2004. If the Neptunus Group believes such well-known trademark is registered by a third party as its company name, and that such registration might result in confusion to the general public, it may apply to the relevant administrative authority for an injunction prohibiting such use and to compel the third party to cancel its registration. In addition, we have registered four trademarks in China, and are in the process of applying for five additional trademarks. Our trademarks include the Chinese characters for “Star” and related logos, and the Chinese characters “Jianzhijia.”

In addition to “Neptunus,” we have obtained licenses to use 545 trademarks, including 17 registered trademarks that we have obtained exclusive right to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 266 and the non-exclusive rights to use 239, upon completion of the registration of the respective trademarks. Pursuant to the related license agreements, we obtained the exclusive right to use these trademarks for free during the period these trademarks are valid. We use these licensed trademarks to develop our private label products. As of June 30, 2007, we have developed 126 private labels.

Under PRC law, we have the exclusive right to use a trademark for products and services for which the trademark has been registered with the SAIC. Trademark registration is valid for 10 years, starting from the day the registration is approved. If we believe that a third party has infringed upon our exclusive rights with respect to any of our registered or licensed trademarks, we may, through appropriate administrative and civil procedures, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through negotiation with the infringer. The relevant authority also has power to impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products. As our brand names and trademarks become more recognized in the drug market in China, we are devoting additional resources to increasing and enforcing our trademark rights, which is critical to our overall branding strategy and reputation.

We also rely on trade secrets to protect our know-how and other proprietary information. Like other retailers, we generate proprietary information in connection with our operations, such as pricing, purchasing, promotional strategies, customer lists and supplier lists. We believe this proprietary information is essential to the operations of our business and the success of our competition strategies. Therefore, we strive to protect such information. For example, the key members of our management team have signed a confidentiality agreement with us pursuant to which they have committed not to disclose the confidential information acquired during their employment with us and not to compete with us for three years after their employment terminates.

If our trademarks are challenged, our brand name is damaged and/or our trade secrets become known by our competitors, there could be an adverse effect on our business. See “Risk Factors — Risks Related to Our Business — Our brand name, trade names, trademarks, trade secrets and other intellectual property are valuable assets. If we are unable to protect them from infringement, our business and prospects may be harmed.”

Competition

The drugstore industry in China is intensely competitive, rapidly evolving and highly fragmented. We primarily compete with other retail drugstore chains or drugstores, but also increasingly face competition from discount stores, convenience stores and supermarkets as we increase our offering of non-drug convenience products and services. We compete for customers primarily on the basis of store location, merchandise selection, our private label offerings, prices, services that we offer and our brand name. We believe that continued consolidation of the drugstore industry and continued new store openings by chain store operators will further increase competitive pressures in the industry. In addition, in certain of our targeted cities, such as Beijing and Shanghai, where local regulations prohibit the opening of new drugstores within certain distances of an existing store, and where other retail drugstore chains and independent drugstores have occupied many prime locations, we expect to face additional competition in terms of finding suitable new store locations if we expand into these cities.

Our primary competitors vary from region to region as most other retail drugstore chains in China operate on a regional basis. We do not consider individual drugstores as our major competitors, although we compete with them on an aggregate basis. Our main competitors in Shenzhen include Shenzhen Accord Pharmacy Co., Ltd. and Shenzhen Associate Pharmacy Co., Ltd.; our main competitors in Guangzhou are Guangzhou Pharmaceutical Company, Jianmin Chain Drugstore and Guangzhou Caizhilin Chain Drugstore; and our main competitors in Dalian, Hangzhou and Ningbo are Liaoning Chengda Co., Ltd., Hangzhou Wulin Drugstore Co., Ltd. and Ningbo Siming Dayaofang Co., Ltd., respectively. There are significant differences between regions in the PRC due to distinctive demographics, local regulations and shopping habits, among other factors. Over the past decade, we have gained valuable and extensive expertise in operating a cross-region retail drugstore chain, which we believe will continue to give us advantages in competing with other drugstore chains.

The requirements for capital, brand strength and management expertise to operate a retail drugstore chain make it difficult for new entrants to enter into the drugstore industry. In addition,

current PRC laws, rules and regulations effectively limit a foreign investor’s ownership in retail drugstores to 49.0% if the investor owns interests in more than 30 drugstores that sell a variety of branded drugs sourced from different suppliers. This limitation, together with the complex market conditions and distinctive PRC regulations and consumer habits, has made it difficult for foreign retail drugstore chain operators to enter into the PRC market. If the PRC government removes the barriers for the foreign companies to control more than 30 drugstores in China, we could face increased competition from foreign companies. Some of our existing and potential competitors, especially foreign competitors, may enjoy competitive advantages over us, such as better information management systems, greater financial resources, operating experience and management expertise.

Employees

We had 4,639, 8,039, 9,096 and 11,878 employees as of December 31, 2004, 2005 and 2006 and June 30, 2007, respectively. The following table sets forth the number of our employees for each of our areas of operations and as a percentage of our total workforce as of June 30, 2007:

	As of June 30, 2007
	Employees	Percentage

Non-pharmacist store staff	8,620	72.6%
Pharmacists	1,725	14.5
Management	1,018	8.6
Logistics	515	4.3

Total	11,878	100.0%

We place strong emphasis on the quality of our employees at all levels, including in-store pharmacists and store staff who directly interact with our customers. We provide extensive training for newly recruited employees in the first three months of their employment. The training is designed to encompass a number of areas, such as knowledge about our products and how best to interact with our customers. In addition, we regularly carry out training programs on medicine information, nutritional information, selling skills for our store staff and in-store pharmacists, as well as management training for our regional managers and senior management officers at the headquarters. We have also established the Nepstar School of Drugstore Management, with the cooperation and faculty support from Shenzhen Vocational College of Technology, and through this facility we offer training to our senior management and regional managers on store management, procurement and distribution. We believe these programs have played an important role in strengthening the capabilities of our management team.

We are required under PRC law to make contributions to our employee benefit plans including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we incurred for these employee benefit plans in 2004, 2005, 2006 and the six months ended June 30, 2007, was RMB5.4 million, RMB8.7 million, RMB15.5 million (US$2.0 million) and RMB10.5 million (US$1.4 million), respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

Facilities

Our corporate headquarters are located in Shenzhen, where we lease an aggregate of 1,413 square meters of office space. We currently operate one national distribution center located near to our headquarters and 11 regional distribution centers with a combined total of approximately 40,000 square meters of space. We lease all of our distribution centers for various terms ranging from one year to 10 years. To support our continued expansion, we plan to establish two new distribution centers, one in Shenzhen and one in Hangzhou, to serve the Peal river and Yangtze river delta regions, where a significant portion of our stores are located and where we plan to open a significant number of new stores in the next few years. We plan to spend approximately US$27.0 million to construct the two new distribution centers. Each of the two new distribution centers will have approximately 20,000 square meters of storage space and is expected to be completed in the middle of 2009 and by the end of 2009, respectively. Upon completion, the new Shenzhen distribution center will replace our existing distribution center located in Shenzhen. We believe that there will be no material difficulties for us to locate suitable distribution centers and enter into new leases on acceptable terms. We also do not expect any material difficulties in renewal of existing leases upon their expiration, where desired.

Substantially all of our store space is leased from third parties. Our leases in respect of those properties generally have a five year term. As of June 30, 2007, 407 leases (covering an aggregate gross floor area of approximately 41,000 square meters, equivalent to approximately 28.1% of the total gross floor area of properties we occupied) will terminate within two years. We must negotiate with the landlords for an extension of the old leases or enter into new leases upon their termination, and our landlords may request a rent increase. Under applicable PRC law, we have priority over other potential lessees with respect to the leased store space on the same terms. Our community stores are normally relatively small in size and the facilities inside the store are easily movable. As a result, we do not expect our drugstore operations to be materially and adversely affected by any failure to renew or enter into new leases.

As of June 30, 2007, we had 1,581 leased properties with an aggregate gross floor area of approximately 229,210 square meters. Approximately 43.8% of these leased properties had defects in their legal titles. Out of the total floor area of properties with defects in their legal titles, approximately 73,570 square meters were used as drugstores, equivalent to approximately 39.3% of the total gross floor area of our drugstores. See “Risk Factors — Risks Related to Our Business — We do not possess clear leasehold titles or written agreements providing for usage rights in respect of some of our occupied properties.” We have not been evicted from any premises that we occupy because of the relevant defects in leases, and nor do we expect to be evicted from such premises in the foreseeable future.

Insurance

We maintain property insurance policies covering our distribution centers, stores and vehicles for losses due to fire, earthquake, flood and a wide range of other disasters. We also maintain insurance policies covering our inventories in transit from our distribution centers to our stores. Our total insurance coverage totaled approximately RMB460 million for 2007 and we have paid approximately RMB0.4 million in insurance premiums for the coverage. Furthermore, like other similar companies in China, we do not carry product liability insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in China. We consider our current insurance coverage to be adequate. However, successful product liability and personal injury claims and uninsured damages to any of our distribution centers and our stores could have a material adverse effect on our financial condition and results of operations.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

As a distributor and retailer of pharmaceutical products, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the SFDA. The Law of the PRC on the Administration of Pharmaceutical Products, as amended, provides the basic legal framework for the administration of the production and sale of pharmaceutical products in China and governs the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. The corresponding implementation regulations set out detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, retailers and foreign-invested companies.

Distribution of Pharmaceutical Products

A distributor of pharmaceutical products must obtain a distribution permit from the relevant provincial- or designated municipal- or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The distribution permit is valid for five years, and the holder must apply for renewal of the permit within six months prior to its expiration. In addition, a pharmaceutical product distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business. All of our consolidated entities that engage in retail pharmaceutical business have obtained necessary pharmaceutical distribution permits, and we do not expect any difficulties for us to renew these permits and/or certifications.

In addition, under the Supervision and Administration Rules on Pharmaceutical Product Distribution promulgated by the SFDA on January 31, 2007, and effective May 1, 2007, a pharmaceutical product distributor is responsible for its procurement and sales activities and is liable for the actions of its employees or agents in connection with their conduct of distribution on behalf of the distributor. A retail distributor of pharmaceutical products is not allowed to sell prescription pharmaceutical products, or Tier A OTC pharmaceutical products, listed in the national or provincial medical insurance catalogs without the presence of a certified in-store pharmacist. See “— Reimbursement under the National Medical Insurance Program.”

Restrictions on Foreign Ownership of Wholesale or Retail Pharmaceutical Business in China

PRC regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned enterprises or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. If a foreign investor owns more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers, the foreign investor’s ownership interests in the outlets are limited to 49.0%.

Our wholly owned subsidiary Nepstar Pharmaceutical currently owns 49.0% of the equity interest in each regional Nepstar company and operates through contractual arrangements with our consolidated entities in China, including the regional Nepstar companies, Nepstar IT Service, and Nepstar Management Consulting. See “Our Corporate Structure.”

Good Supply Practice Standards

GSP standards regulate wholesale and retail pharmaceutical product distributors to ensure the quality of distribution of pharmaceutical products in China. The current applicable GSP standards require pharmaceutical product distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is usually valid for five years.

All of our consolidated entities that engage in the retail pharmaceutical business, including the regional Nepstar companies, have obtained their GSP certificates. These GSP certificates currently have expiration dates varying from one to four years. We do not expect any difficulties in renewing these certifications upon their expiration.

Prescription Administration

Under the Rules on Administration of Prescriptions promulgated by the SFDA, effective May 1, 2007, doctors are required to include the chemical ingredients of the medicine they prescribe in their prescription and are not allowed to include brand names in their prescription. This regulation is designed to provide consumers with choices among different pharmaceutical products that contain the same chemical ingredients.

Advertisement of Pharmaceutical Products

In order to prevent misleading advertising of pharmaceutical products, the SAIC and the SFDA jointly promulgated the Standards for Examination and Publication of Advertisements of Pharmaceutical Products and Rules for Examination of Advertisement of Pharmaceutical Products in March 2007. Under these regulations, there are prohibitions on the advertising of certain pharmaceutical products, and advertisement of prescription pharmaceutical products may only be made in authorized medical magazines. In addition, an approval must be obtained from the provincial level of food and drug administration before a pharmaceutical product may be advertised. Such approval, once obtained, is valid for one year.

Product Liability and Consumers Protection

Product liability claims may arise if the products sold have any harmful effect on the consumers. The injured party may claim for damages or compensation. The General Principles of the Civil Law of the PRC, which became effective in January 1987, state that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities for such damage or injuries.

The Product Quality Law of the PRC was enacted in 1993 and amended in 2000 to strengthen the quality control of products and protect consumers’ rights and interests. Under this law, manufacturers and distributors who produce or sell defective products may be subject to confiscation of earnings from such sales, revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and became effective on January 1, 1994 to protect consumers’ rights when they purchase or use goods or services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical product manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Price Controls

The retail prices of some pharmaceutical products sold in China, primarily those included in the national and provincial medical insurance catalogs and those pharmaceutical products whose production or distribution are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers or distributors cannot freely set or change the retail price for any price-controlled product above the applicable price ceiling or deviate from the applicable fixed price imposed by the PRC government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities.

The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicine that are subject to price controls. Fixed prices and price ceilings on medicine are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicine and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the pricing of a portion of the medicine on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicine on the list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development. Currently, approximately 1,500 pharmaceutical products, or approximately 10.0% of the pharmaceutical products available in China, are subject to price control. Of those, the price controls for the retail prices of approximately 600 pharmaceutical products are administered by the NDRC and the rest are administered by provincial and regional price control authorities.

Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine, and it must either apply to the provincial price control authorities in the province where it is incorporated, if the medicine is provincially regulated, or to the NDRC, if the medicine is NDRC regulated. For a provincially regulated medicine, in cases where provincial price control authorities approve an application, manufacturers must file the newly approved price with the NDRC for record and thereafter the newly approved price will become binding and enforceable across China.

Since May 1998, the PRC government has ordered reductions in the retail prices of various pharmaceutical products 24 times. The latest price reduction occurred in May 2007 and affected 1,245 different pharmaceutical products, of which 524 are sold in our stores. As of December 31, 2004, 2005, 2006 and June 30, 2007, 1.5%, 2.0%, 7.5% and 16.0% of the pharmaceutical products we offered were subject to price controls, respectively.

The NDRC may grant premium pricing status to certain pharmaceutical products that are under price control. The NDRC may set the retail prices of pharmaceutical products that have obtained premium pricing status at a level that is significantly higher than comparable products.

Reimbursement under the National Medical Insurance Program

Eligible participants in the national medical insurance program, mainly consisting of urban residents, are entitled to purchase medicine when presenting their medical insurance cards in an authorized pharmacy, provided that the medicine they purchase have been included in the national or provincial medical insurance catalogs. Depending on relevant local regulations, authorized pharmacies either sell medicine on credit and obtain reimbursement from relevant government social security bureaus on a monthly basis, or receive payments from the participants at the time of their purchases, and the participants in turn obtain reimbursement from relevant government social security bureaus.

Medicine included in the national and provincial medical insurance catalogs is divided into two tiers. Purchases of Tier A pharmaceutical products are generally fully reimbursable, except that certain Tier A pharmaceutical products are only reimbursable to the extent the medicine are used for specifically stated purposes in the medical insurance catalogs. Purchasers of Tier B pharmaceutical products, which are generally more expensive than Tier A pharmaceutical products, are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B OTC pharmaceutical products varies in different regions in the PRC. Factors that affect the inclusion of medicine in the medical insurance catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public.

The PRC Ministry of Labor and Social Security, together with other government authorities, has the power to determine every two years which medicine are included in the national medical insurance catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national Medical Insurance Catalog in their provincial medical insurance catalogs. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicine listed in the national medical insurance catalog that is to be included in the provincial medical insurance catalogs. The amount in a participant’s individual account under the program varies, depending on the amount of contributions from the participant and his or her employer. Generally, participants under the national medical insurance program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from other parts of the country. Different regions in China have different requirements regarding the caps of reimbursements in excess of the amounts in the individual accounts.

Sales of Nutritional Supplements and other Food Products

According to the PRC Food Hygiene Law and Rules on Food Hygiene Certification, a distributor of nutritional supplements and other food products must obtain a food hygiene certificate from relevant provincial or local health regulatory authorities. The grant of such certificate is subject to an inspection of the distributor’s facilities, warehouses, hygienic environment, quality control systems, personnel and equipment. The food hygiene certificate is valid for four years, and the holder must apply for renewal of the certificate within six months prior to its expiration.

Trademarks

The PRC Trademark Law and the PRC Trademark Implementing Regulations provide the basic legal framework for the regulation of trademarks in China, and the SAIC is responsible for the registration and administration of trademarks throughout the country. The PRC has adopted a “first-to-file” principle with respect to trademarks.

PRC law provides that each of the following acts constitutes infringement of the exclusive right to use a registered trademark:

•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the altered registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

•	The trademark owner can provide his trademark registration certificate and other relevant evidence to the state or local Administration for Industry and Commerce, or AIC, which can, in its discretion, launch an investigation. The AIC may take actions such as ordering the infringer to immediately cease the infringing behavior, seizing and destroying any infringing products and representations of the trademark in question, closing the facilities used to manufacture the infringing products or imposing a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may, within 15 days of receiving such decision, institute civil proceedings in court.

•	The trademark owner may institute civil proceedings directly in court. Civil remedies for trademark infringement include:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., publish notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark owner).

The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, including expenses incurred by the trademark owner to claim and litigate such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the losses suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

•	If the trademark infringement is so serious as to constitute a crime, the trademark owner may file a complaint with the police and the infringer is subject to investigation for criminal liability in accordance with PRC law.

Foreign Exchange Regulation

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or the SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or overseas SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas SPV, or engages in overseas financing after contributing assets or equity interests into an overseas SPV, such PRC resident shall register his or her interest in the overseas SPV and the change thereof with the local branch of the SAFE; and (iii) when the overseas SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. On May 29, 2007, the SAFE issued relevant guidance to its local branches for the implementation of the SAFE Circular No. 75. This guidance standardizes more specific and stringent supervision on the registration requirement relating to the SAFE Circular No. 75 and further requires PRC residents holding any equity interests or options in SPVs, directly or indirectly, controlling or nominal, to register with the SAFE.

Our beneficial owners who are PRC residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.

Under the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules, issued by the SAFE on January 5, 2007, PRC citizens who are granted shares or share options by an overseas listed company according to its share incentive plan are required, through a qualified PRC agent or the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Implementation Rules upon the listing of our Shares on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these rules and regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our consolidated PRC entities, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our consolidated PRC entities, including WFOEs and domestic companies, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. As of June 30, 2007, the accumulated balance of our statutory reserve funds reserves amounted to RMB8.1 million (US$1.1 million) and the accumulated profits of our consolidated PRC entities that were available for dividend distribution amounted to RMB27.9 million (US$3.7 million).

Tax

Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, the two-year exemption from enterprise income tax for foreign-invested enterprise will begin from January 1, 2008 instead of from when such enterprise first becomes profitable. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15.0% enterprise income tax rate even though the EIT Law does not currently define this term.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, to regulate foreign investment in PRC domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China; (ii) the transaction may affect national “economic security”; or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule also contains a provision requiring overseas SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

To date, the application of this new M&A rule is unclear. Our PRC counsel, Haiwen & Partners, has advised us that:

•	the CSRC approval requirement applies to overseas SPVs that acquired equity interests in PRC companies through share exchanges and using cash; and

•	based on their understanding of the current PRC laws, rules and regulations and the new M&A rules, unless there are new PRC laws and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any overseas SPV’s securities on an overseas stock exchange, the new M&A rules does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because we completed our reorganization under which the equity interests in our operating subsidiaries were transferred to China Nepstar, an overseas SPV, prior to September 8, 2006, the effective date of the new M&A rule.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title

Simin Zhang	45	Chairman of the Board of Directors
Jiannong Qian	45	Director and Chief Executive Officer
Barry J. Buttifant	63	Independent Director (1)(2)(3)
Yongtu Long	64	Independent Director (3)
Stephanie Hui	34	Director
Alistair Eric MacCallum Laband	55	Independent Director (1)(2)(3)
Gary Siu Kwan Sik	39	Independent Director (1)(2)
Jiaxin Feng	39	Chief Investment Officer
Andrew Weiwen Chen	40	Vice President and Chief Financial Officer
Zixin Shao	38	Vice President and Financial Controller
Liangping Mou	42	Vice President
Fuxiang Zhang	35	Vice President
Wei Lin	34	Vice President

(1)	Members of the audit committee

(2)	Members of the compensation committee

(3)	Members of the corporate governance and nominating committee

Simin Zhang is our founder and has served as chairman of our board of directors since June 1995. Dr. Zhang is also the chairman of the board of directors of the Neptunus Group. Prior to founding the Neptunus Group in July 1989, he was an employee in CITIC Group from 1986 to 1989. From 1983 to 1986, he was an employee in the PRC Space Administration. He is currently a guest professor at the Harbin Institute of Technology and Jilin University, an executive director of China Enterprise Confederation and China Enterprise Directors Association and the president of Shenzhen General Chamber of Commerce. Dr. Zhang received a bachelor’s degree in precision instruments from Harbin Institute of Technology in 1983, an honorary doctorate from University of New Castle in Australia in 1997 and a Ph.D. degree in economics from Nan Kai University in 2001.

Jiannong Qian has served as a director and our chief executive officer since August 2006. He was the vice general manager of Wumart Stores, Inc. from 2005 to 2006. From 2003 to 2005, he was the vice president of OBI (China) Management System Co., Ltd., a subsidiary of OBI Heimwerkermaerkte AG, a German corporation. From 2002 to 2003, he was the assistant general manager of China Resources Vanguard Co., Ltd. From 1997 to 2001, he worked at Metro AG and his last position at Metro AG was the manager of food purchase department. From 1994 to 1997, he worked as a senior manager at Weixing Company Group. From 1990 to 1994, he was a member and the chairman of general council of the Chinese Economists’ Association in Germany. From 1983 to 1987, he was a lecturer of Shanghai University of Finance and Economics. Mr. Qian received a bachelor’s degree in economics from Shandong University in 1983, a master’s degree in economics from University of Essen in Germany in 1992, and studied in the doctoral program in economics in University of Duisburg-Essen from 1992 to 1994.

Barry J. Buttifant will become a director of our company upon completion of this offering. Since December 2004, he has been a managing director of Hsin Chong International Holding Limited, or HCIH, a Hong Kong company. Mr. Buttifant is also an alternate director of Hsin Chong Construction Group Ltd. and Synergies Holdings Limited, both of which are Hong Kong publicly listed companies affiliated with HCIH. Prior to joining HCIH, Mr Buttifant was the managing director and corporate advisor to the board of director of Wo Kee Hong (Holdings) Limited and was previously the managing director of IDT International Limited for over eight years. He had worked for Sime Darby Hong Kong Limited and Polly Peck Far East Limited for more than 11 years in the capacity of finance director and managing director, respectively, during the period. He has over 30 years of experience in corporate and financial management and has lived continuously in Hong Kong for over 28 years. Mr. Buttifant currently serves as non-executive director of Alltronics Holdings Limited, Giordano International Limited, and Daiwa Associate Holdings Limited, each of which is a publicly listed company in Hong Kong. Mr. Buttifant also serves as a non-executive director of Global-Tech Appliances Inc., a New York Stock Exchange-listed company. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants, the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Yongtu Long will become a director of our company upon completion of this offering. Mr. Long is the General Secretary of Boao Asian Forum and an independent director of China Life Insurance Company Limited, a PRC life insurance company listed on the Hong Kong Stock Exchange and the New York Stock Exchange. From 1997 to 2003, Mr. Long served as the vice minister and the chief negotiation representative of the PRC MOFTEC, now the PRC Ministry of Commerce, in charge of negotiation relating to China’s accession to the WTO and APEC affairs. From 1992 to 1997, Mr. Long served as the assistant minister, a director of International Trade and Economic Affairs and a director of International Communication in the PRC MOFTEC. Between 1980 and 1991, Mr. Long served as a senior officer at the regional project department of the United Nations Development Program, or the UNDP, the Deputy Representative of the UNDP Korean Delegate Office and the Deputy Director of China International Center for Economic and Technical Exchanges. Mr. Long is also the dean of School of International Relations and Public Affairs of Fudan University and a visiting professor of many renowned Chinese academic institutions, including Peking University and Tsinghua University. Mr. Long received a bachelor’s degree in British and American literature from Guizhou University in 1965 and studied at London School of Economics between 1973 and 1974. He was awarded an honorary doctorate of science (economics) by London School Economics in 2006. Mr. Long received a special award from the United Nations Secretary General for his outstanding contribution to the United Nations in October 2004.

Stephanie Hui has served as a director of our company since October 2004. She is a managing director of Goldman Sachs (Asia) L.L.C. Ms. Hui was with Goldman Sachs & Co. in New York from 1995 to 1997 and Goldmans (Asia) L.L.C in 1998. Ms. Hui rejoined Goldman Sachs (Asia) L.L.C. in 2000 after obtained an MBA degree from Harvard Business School in 2000. Ms. Hui received a bachelor’s degree in biology from Harvard University in 1995.

Alistair Eric MacCallum Laband will become a director of our company upon completion of this offering. From 2003 to June 2007, he was a partner in the senior partner’s office of PricewaterhouseCoopers, or PwC, Hong Kong/China and until March 2007, secretary of PwC Asia Region Board. From 2001 to 2002, he was a partner in charge of the Company Secretarial Services group of PwC’s Hong Kong office. From 1997 to 2001, he was finance/operations partner and a management board member of the Hong Kong office of Pricewaterhouse, or PW, and subsequently, the Hong Kong office of PwC. From 1997 to 1998, he was also in charge of the company secretarial and legal services group of PW’s Hong Kong office. Mr. Laband obtained a bachelor’s degree in law from the University of Cambridge in 1973 and a diploma in accountancy from the University of Strathclyde in 1976. Mr. Laband is a Chartered Accountant of the Institute of Chartered Accountants of Scotland and a Fellow of the Institute of Certified Public Accountants of Hong Kong.

Gary Siu Kwan Sik will become a director of our company upon completion of this offering. Mr. Sik is a managing director of DBS Asia Capital Limited and an independent director of Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange that manufactures and supplies branded generic pharmaceutical products for the China market. He is also a director of Dawnrays Pharmaceutical (Holdings) Limited and China Glass Holdings Limited, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Sik was the managing director and head of corporate finance for Mitsubishi UFJ Securities (HK) Limited from September 2005 to March 2007. Prior to joining Mitsubishi UFJ Securities (HK) Limited in 2005, he served in various senior positions in ICEA Capital Limited (formally NatWest Markets Corporate Finance Asia Limited) from 1995 to 1998 and from 2001 to 2005. His last position in ICEA Capital Limited was managing director and head of the investment banking department. Mr. Sik received a bachelor’s degree in engineering science from the University of Oxford, in the United Kingdom in 1989. He has been qualified as an associate member of the Institute of Chartered Accountants in England and Wales since 1992.

Jiaxin Feng will become our chief investment officer upon completion of this offering. Mr. Feng has served as the executive director and investment director of our company since August 2004. From 2002 to 2004, he was the vice general manager of Shenzhen Neptunus Investment Co., Ltd. From 1995 to 2002, he was the financial controller of Neptunus Bioengineering Holding Ltd., and from 1998 to 2002, he also worked as the secretary of the board of directors in Neptunus Bioengineering Holding Ltd., a subsidiary of the Neptunus Group. Mr. Feng received a bachelor’s degree in economics from Sichuan University in China in 1991.

Andrew Weiwen Chen has served as our vice president and chief financial officer since August 2007. Prior to joining our company in August 2007, he was the chief financial officer of YRC Worldwide’s China International Transportation Operations from 2006 to 2007. From 2003 to 2005, he was the finance controller of Honeywell Aerospace Engines China Operations. From 2000 to 2003, he was a senior auditor with Honeywell Corporate Audit at Honeywell’s headquarters. He was an international financial analyst of Coca-Cola Company from 1999 to 2000. From 1996 to 1999, he was a senior auditor with PricewaterhouseCoopers LLP in its New York and Atlanta offices. Mr. Chen received a bachelor’s degree in journalism from Xiamen University in 1991, a mater’s degree in business administration from University of Alabama in 1995 and a master’s degree in accounting from University of Alabama in 1996. Mr. Chen is a U.S. certified public accountant.

Zixin Shao is a vice president of our company and our financial controller. Prior to joining our company in 2003, he worked as a director, vice general manager and chief financial officer in China Resources Supermarket (Suzhou) Co., Ltd. from 1999 to 2001. From 1992 to 2002, he was also a financial officer in China Resources Supermarket (HK) Co., Ltd. Mr. Shao received a bachelor’s degree in accounting from the University of International Business and Economics in China in 1992. Mr. Shao is a PRC certified accountant.

Liangpin Mou is a vice president of our company. From January 2005 to November 2005, he was the general manager of our northern region and Dalian branch. From 2002 to 2003, he was a general manager of our Shenzhen branch. From January 2001 to November 2001, he was a vice general manager of our Kunming branch. From 1998 to 2000, he was the manager of our outlet department. From 1997-1998, he was a store manager in our company. He was also a medical doctor in Jilin Province Siping City Chinese-Western Medicine Integration Hospital from 1987-1997. He received a bachelor’s degree in traditional Chinese medicine from Changchun College of Chinese Medicine (now Changchun University of Chinese Medicine) in 1987 and is now pursuing a master’s degree in industrial engineering at Harbin Institute of Technology in China.

Fuxiang Zhang is a vice president of our company and the general manager of Shenzhen Nepstar Group Co., Ltd., or Nepstar Shenzhen, one of our regional Nepstar companies. From 2001 to 2003, he was the general manager of Nepstar Dalian. From 1999 to 2001, he served as the vice general manager of Nepstar Dalian. He was a manager in our company from 1998 to 1999 and was a director from 1997 to 1998. From August to December 1997, he was an assistant in the Human Resources Department of Nepstar Shenzhen. He received a bachelor’s degree in international economics from Harbin Institute of Technology in 1997 and is currently pursuing a master’s degree in industrial engineering at the Harbin Institute of Technology in China.

Wei Lin is a vice president of our company. Mr. Lin joined our company in 2004 and was a purchasing director of our company from January 2005 to November 2005. From 2003 to 2004, he was a director and the marketing director of Sunway Education Group. From 2000 to 2003, he was a senior purchasing manager at Auckland Basic English School in Shenzhen. From 1996 to 1999, he was a vice manager of the trading department in Shenzhen Trade Material Company. From 1994 to 1996, he was an assistant to the general manager of Shenzhen Jinqiao Telecom Company. Mr. Lin received a bachelor’s degree in economics from Shenzhen University in 1994 and master of business administration degree from the University of Auckland in New Zealand in 2002.

The address of our directors and executive officers is c/o China Nepstar Chain Drugstore Ltd., 6th Floor, Tower B, Xinnengyuan Building, Nanhai Road, Nanshan District, Shenzhen, Guangdong Province 518054, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

Appointment of the GS Funds Directors

Under the voting agreement we entered into with the GS Funds in connection with our Series A private placement, the GS Funds are entitled to the right to appoint two directors to our board of directors. Stephanie Hui and Wanlin Liu have been appointed to our board of directors by the GS Funds under the voting agreement. The GS Funds’ right to appoint directors will terminate upon completion of this offering.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of this offering.

Audit Committee

Our audit committee will initially consist of Alister Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Laband will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that all members of our audit committee will be “independent directors” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Alister Eric MacCallum Laband, Barry J. Buttifant and Gary Siu Kwan Sik. Our board of directors has determined that each member of the compensation committee will be an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Yongtu Long, Barry J. Buttifant and Alistair Eric MacCallum Laband. Our board of directors has determined that each member of the corporate governance and nominating committee will be an “independent director” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to the registration statement that includes this prospectus.

In addition, our board of directors will adopt a set of corporate governance guidelines. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and three years thereafter: (i) not to serve, invest or assist in any business that competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

Compensation of Directors and Executive Officers

In 2006, the aggregate cash compensation paid to our executive officers and directors, including compensation paid by our subsidiaries, was RMB2.1 million (US$0.3 million). For share-based compensation, see “— Pre-IPO Share Option Scheme.” We granted options to acquire an aggregate of 3,845,000 ordinary shares to selected directors and officers pursuant to our pre-IPO share option scheme. No share-based compensation expenses were recorded in 2005 and 2006 as these options would not be exercisable until the consummation of this offering. As of December 31, 2006, there were unrecognized compensation expenses of RMB2.1 million (US$0.3 million) with respect to vested share options granted to such directors and officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Pre-IPO Share Option Scheme

Our pre-IPO share option scheme was adopted by our shareholders on August 30, 2005 and amended and restated on March 20, 2006. The purpose of the scheme is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of options. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination of Options.  Options granted under the scheme shall have specified terms set forth in an option agreement. The board of directors determines, in its absolute discretion, the period during which an option may be exercised, provided that such period shall not commence before the listing date on which dealings in our shares first commence on an approved stock exchange, including the New York Stock Exchange, nor be it longer than five years from the date on which our ADSs are first listed on the New York Stock Exchange, or the listing date. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

Duration and Administration.  Subject to earlier termination, our pre-IPO Share Option Scheme is valid and effective until the day immediately prior to the listing date. Thereafter, no further options will be granted under the scheme, but the scheme will remain in full force with respect to the options granted before the listing date. Our pre-IPO share option scheme is administered by our board of directors. Subject to the terms of the scheme, our board of directors has the right to interpret the scheme, determine the persons who will be awarded options under the scheme and the number of shares to be issued under the scheme, to make such appropriate and equitable adjustments to the terms of options granted under the scheme, and to make any other decisions, determinations or regulations that it deems appropriate for the administration of the scheme. Our board of directors will determine the provisions, terms and conditions of each option in accordance with the scheme, including, but not limited to, the exercise price for an option, vesting schedule of options, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise.  The term during which options granted under our pre-IPO share option scheme may be exercised shall not commence before our listing date nor be longer than five years from our listing date. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, electronic funds transfer, or certified or cashier’s check subject to such specific procedures or discretions of our board of directors.

Amendment and Termination.  The provisions of the scheme may be amended or altered in any respect by resolution of our board of directors, provided that such resolution includes the affirmative votes of at least one of the two directors appointed by the GS Funds, or by resolution in writing by all members of our board of directors, except that the certain provisions of the scheme shall not be altered to the advantage of the potential participants in the scheme except with the prior approval of our shareholders in general meeting, provided that such approval includes the affirmative votes of members holding more than 50.0% in voting power of the issued and outstanding Series A redeemable convertible preferred shares, or by resolution in writing by all of our shareholders.

Lock-up.  Under the option agreements, holders of our options (and permitted transferees) have agreed that they will not, directly or indirectly, offer, sell or transfer or dispose of any of the shares subscribed upon exercise of their options during the period commencing as of 14 days prior to and ending one year, or such lesser period of time the underwriters may permit, after the effective date of the registration statement or prospectus covering any public offering of our securities. Holders of our options are permitted to participate in a registered offering with respect to any shares they hold, subject to the discretion of our board of directors.

Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of options granted under our pre-IPO share option scheme, which will cease to be effective and valid for the granting of new options after the completion of this initial public offering. On August 30, 2005, we granted options to purchase 1,000,000 ordinary shares to 296 of our senior management, key employees and other employees with an exercise price of US$0.075 per share. As of July 18, 2007, options to purchase 994,000 out of the 1,000,000 ordinary shares were outstanding and options to purchase 6,000 out of the 1,000,000 ordinary shares were forfeited. On March 20, 2006, we granted options to purchase 6,680,000 ordinary shares to 456 of our senior management, key employees and other employees with an exercise price of US$0.75 per share. On September 1, 2006, we granted options to purchase 1,000,000 ordinary shares to an executive officer with an exercise price of US$0.75 per share.

	Ordinary Shares
	Underlying	Exercise Price		Date of
Name	Options Granted	(US$/Share)	Date of Grant	Expiration

Jiannong Qian	*	0.75	September 1, 2006	(2)
Jiaxin Feng	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Liangping Mou	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Zixin Shao	*	0.75	March 20, 2006	(2)
		0.075	August 30, 2005	(2)
Fuxiang Zhang	*	0.075	August 30, 2005	(2)
		0.75	March 20, 2006	(2)
Wei Lin	*	0.75	March 20, 2006	(2)
Other employees as a group(1)	816,000	0.075	August 30, 2005	(2)
	4,014,000	0.75	March 20, 2006	(2)

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	None of these employees is our director or executive officer.

(2)	Five years from the date of the initial listing of our ADSs on the New York Stock Exchange.

2007 Share Incentive Plan

The 2007 share incentive plan was adopted by our shareholders on June 30, 2007. The 2007 share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to hereafter as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Termination of Awards.  Options and restricted shares will have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

Administration.  The 2007 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise.  The term of options granted under the 2007 share incentive plan may not exceed six years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Third Party Acquisition.  If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

Amendment and Termination of Plan.  Our board of directors may at any time amend, alter or discontinue our 2007 share incentive plan. Amendments or alterations to our 2007 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2007 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2006 share incentive plan shall continue in effect for a term of ten years from the date of adoption.

Our board of directors and shareholders authorized the issuance of up to 8,680,000 ordinary shares upon exercise of awards granted under our 2007 share incentive plan. As of the date of this prospectus, no awards have been granted under the 2007 share incentive plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of October 26, 2007, and assuming the conversion of all outstanding Series A redeemable convertible preferred shares into ordinary shares on an one-to-one basis and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional 3,093,750 ADSs from us.

Shares
	Ordinary Shares		Beneficially
	Beneficially Owned		Owned After
	Prior to This		This
	Offering(1)		Offering(1)
	Number	%	Number	%

Directors and Executive Officers:
Simin Zhang(2)	107,000,000	64.85	107,000,000	51.88
Jiannong Qian	*	*	*	*
Jiaxin Feng	*	*	*	*
Stephanie Hui(3)	50,000,000	30.30	50,000,000	24.24
Zixin Shao	*	*	*	*
Liangping Mou	*	*	*	*
Fuxiang Zhang	*	*	*	*
Wei Lin	*	*	*	*
All directors and executive officers as a group	159,142,305	95.21	159,142,305	76.37
Principal Shareholders
China Neptunus Drugstore Holding Ltd.	107,000,000	64.85	107,000,000	51.88
GS Funds(4)	50,000,000	30.30	50,000,000	24.24

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person prior to the offering is based on 165.0 million ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our outstanding Series A redeemable convertible preferred shares, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 206,250,000 ordinary shares outstanding immediately after the closing of this offering and additional shares issuable upon the exercise of the outstanding options within 60 days of the date of this prospectus. See “Management — Pre-IPO Share Option Scheme.”

(2)	Represents the beneficial ownership of 107,000,000 ordinary shares held by China Neptunus Drugstore Holding Ltd. Simin Zhang is the chairman of the board of directors and owns 100.0% of the equity interest in China Neptunus Drugstore Holding Ltd. China Neptunus Drugstore Holding Ltd. is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(3)	Represents 50,000,000 ordinary shares convertible from our outstanding Series A redeemable convertible preferred shares held by the GS Funds. Ms. Stephanie Hui, a managing director of Goldman Sachs (Asia) L.L.C., disclaims beneficial ownership of shares held by the GS Funds except to the extent of her pecuniary interest in these shares.

(4)	Includes a total of 50,000,000 shares owned by (i) GS Capital Partners 2000, L.P., GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., each of which is a limited partnership organized under the laws of the State of Delaware, (ii) GS Capital Partners 2000 Offshore, L.P., a Cayman Islands exempted limited partnership, and (iii) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. The sole global coordinator and joint bookrunner of this offering, Goldman Sachs (Asia) L.L.C., is also an affiliate of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

Upon completion of this offering and under the terms of our Series A redeemable convertible preferred shares, all of the outstanding Series A redeemable convertible preferred shares will automatically convert into ordinary shares.

Each principal shareholder named above acquired its shares in offerings which were exempted from registration under the Securities Act because they involved either private placements or offshore sales to non-U.S. persons.

As of the date of this prospectus, none of our outstanding ordinary shares is held by any persons in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Companies in Which a Major Shareholder had Equity Interests

We purchase certain merchandise from Yunnan Jianzhija Medical Ltd., an affiliated entity of our consolidated subsidiary Yunnan Nepstar. In 2004, 2005, 2006 and the six months ended June 30, 2007, we purchased merchandise from Yunnan Jianzhija Medical Ltd. totaling RMB0.6 million, RMB175.7 million, RMB203.8 million (US$26.8 million) and RMB105.0 million (US$13.8 million), respectively, which represented 0.1%, 16.1%, 16.7% and 17.0% of our total purchases during each of these periods, respectively. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.

Simin Zhang, our founder, the chairman of our board of directors and the sole beneficial owner of our controlling shareholder, Neptunus BVI, is the chairman of the board of directors and the controlling person of the Neptunus Group. We purchase and sell certain merchandise from the Neptunus Group and its affiliates. In 2004, 2005, 2006 and the six months ended June 30, 2007, we purchased merchandise from the Neptunus Group and its affiliates totaling RMB26.3 million, RMB66.9 million, RMB75.6 million (US$9.9 million) and RMB27.8 million (US$3.7 million), respectively, and sold merchandise to the Neptunus Group and its affiliates totaling RMB1.1 million, RMB2.8 million, RMB5.6 million (US$0.7 million) and RMB7.7 million (US$1.0 million), respectively. These transactions were conducted in the ordinary course of business on terms comparable to those with third parties.

In April 2000, we entered into a license agreement with the Neptunus Group and obtained the non-exclusive right to use “Neptunus” or “Haiwang,” for free so long as the trademark is valid. In June and July 2006, we entered into five license agreements with the Neptunus Group to use an aggregate of 545 trademarks, including 17 registered trademarks that we have obtained exclusive rights to use, 23 registered trademarks that we have obtained non-exclusive rights to use, and 505 trademarks that are in the process of being registered by subsidiaries of the Neptunus Group, of which we have been granted the exclusive rights to use 266 and the non-exclusive rights to use 239, upon completion of the registration of the respective trademarks. Under these license agreements, we obtained the exclusive or non-exclusive rights to use these trademarks for free during the period these trademarks are valid. We use these licensed trademarks to promote our business and develop our private label products.

Transactions Related to Restructuring

We, through our PRC operating subsidiary, Nepstar Pharmaceutical, have entered into a series of contractual arrangements with Nepstar IT Service, Nepstar Management Consulting, their respective shareholders, and the regional Nepstar companies, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Nepstar Pharmaceutical owns a 49.0% equity interest in each of the regional Nepstar companies, and Nepstar IT Service and Nepstar Management Consulting collectively own the remaining 51.0% equity interest in each of the regional Nepstar companies. Each of these contractual arrangements may only be amended with the approval of our audit committee or another independent body of our board of directors. See “Our Corporate Structure.”

The following is a summary of the material provisions of these arrangements. For more complete information, you should read these agreements in their entirety.

Logistics Service and Information Technology Support Agreements

Under the logistics service and information technology support agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical will provide logistic services, information technology support and consulting services to the regional Nepstar companies and the drugstores they operate, in exchange for an annual service fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each logistics service and information technology support agreement is ten years from the effective date thereof, renewable by agreement between the parties. The logistics service and information technology support agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.

Trade Name License Agreements

Under the trade name license agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical grants a non-exclusive license to use its trade names and brand names to the regional Nepstar companies and the drugstores they operate, in exchange for an annual license fee calculated based on each regional Nepstar company’s gross profit for the corresponding year. The term of each trade name license agreement is ten years from the date thereof, renewable by agreement between the parties. The trade name license agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice to the regional Nepstar companies regarding its decision not to renew the agreements.

Supply Agreements

Under the supply agreements, each dated as of May 28, 2007, between Nepstar Pharmaceutical and each of the regional Nepstar companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by the regional Nepstar companies and the drugstores they operate. The purchase price to be paid by the regional Nepstar companies will be determined by Nepstar Pharmaceutical monthly based on the prevailing market conditions. In each month, Nepstar Pharmaceutical will notify the regional Nepstar companies of the applicable purchase price for the following month. Nepstar Pharmaceutical also has the right to adjust the purchase price for any current month in its sole discretion. As a result, Nepstar Pharmaceutical has effective control over the prices the regional Nepstar companies pay for their merchandise. The term of each supply agreement is ten years from the effective date thereof, renewable by agreement between the parties. The supply agreements will be automatically renewed for additional one-year terms on an annual basis unless Nepstar Pharmaceutical gives prior written notice regarding its decision not to renew the agreements.

Shareholders Agreements

Under the shareholders agreements, dated as of April 28, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting with respect to each of the regional Nepstar companies:

•	Neither Nepstar IT Service nor Nepstar Management Consulting is allowed to transfer its equity interests in the regional Nepstar companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical;

•	Each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate all the rights to exercise their voting power as shareholders of the regional Nepstar companies to persons designated by Nepstar Pharmaceutical. In addition, each of Nepstar IT Service and Nepstar Management Consulting agrees to delegate the voting rights of the directors representing it on the board of directors of the regional Nepstar companies to the directors representing Nepstar Pharmaceutical, to the extent permitted by applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below;

•	Unanimous approval of the shareholders must be obtained before a regional Nepstar company may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interests or as otherwise agreed to by the shareholders;

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require each of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of their equity interests in the regional Nepstar companies, when and to the extent permitted by PRC law, at a price equal to the respective purchase price initially paid by Nepstar IT Service and Nepstar Management Consulting, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below; and

•	Nepstar Pharmaceutical, in its sole discretion, has an exclusive option to require the respective shareholders of Nepstar IT Service and Nepstar Management Consulting to sell to Nepstar Pharmaceutical or its designated persons all or part of the equity interests in Nepstar IT Service and Nepstar Management Consulting owned by such shareholders, when and to the extent permitted by PRC law, at a price equal to the registered capital of Nepstar IT Service and Nepstar Management Consulting, respectively, as represented by the purchased equity interest, subject to requirement under applicable PRC laws, rules and regulations. The same provision is also contained in the equity pledge agreements described below.

Equity Pledge Agreements

Under the equity pledge agreement, dated as of June 22, 2007, among Nepstar Pharmaceutical, Liping Zhou and Feng Tu, each of Liping Zhou and Feng Tu has pledged his or her respective equity interest in Nepstar IT Service and Nepstar Management Consulting to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements, and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Liping Zhou nor Feng Tu will transfer, sell, pledge, dispose of or create any encumbrance on their respect equity interest in Nepstar IT Service and Nepstar Management Consulting.

Under the equity pledge agreement, dated as of June 22, 2007, among Nepstar Pharmaceutical, Nepstar IT Service and Nepstar Management Consulting, each of Nepstar IT Service and Nepstar Management Consulting has pledged its respective equity interest in each of the regional Nepstar companies to Nepstar Pharmaceutical to secure: (i) the obligations of Nepstar IT Service and Nepstar Management Consulting under the loan agreements; and (ii) the obligations of each regional Nepstar company under the logistics service and information technology support agreements, the trade name license agreements and the supply agreements described above. In addition, neither Nepstar IT Service nor Nepstar Management Consulting may transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the regional Nepstar companies, or engage in any business or operations other than holding equity interests in the regional Nepstar companies. All amounts received by Nepstar IT Service and Nepstar Management Consulting from the regional Nepstar companies, including dividends and other distributions on equity interests, shall be deemed as security for the loans and be deposited in a designated bank account, payable to Nepstar Pharmaceutical upon its request in respect of the outstanding loans. Without prior consent of Nepstar Pharmaceutical, these amounts may not be distributed.

The equity pledge agreements will expire after the regional Nepstar companies, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders have fully performed their respective obligations under the logistics service and information technology support agreements, the trade name license agreements, the supply agreements and the loan agreements described above.

Loan Agreements

Through an intermediary bank, Nepstar Pharmaceutical provided interest free loans to Nepstar IT Service and Nepstar Management Consulting in accordance with loan agreements, each dated as of June 13, 2007, in the aggregate principal amount of RMB10.0 million and RMB26.0 million, respectively. As consideration for the loans, Nepstar IT Service, Nepstar Management Consulting and their respective shareholders have entered into a series of contractual arrangements that allow us to retain substantially all risks and economic benefits of the regional Nepstar companies to Nepstar Pharmaceutical, as well as provide us with effective legal and unilateral control over Nepstar IT Service, Nepstar Management Consulting and the regional Nepstar companies. The loans have an initial term of one year starting from June 13, 2007, renewable indefinitely at the option of Nepstar Pharmaceutical. The loans are payable in full at maturity. However, Nepstar IT Service and Nepstar Management Consulting cannot prepay any of the loans without the prior consent of Nepstar Pharmaceutical.

Private Placement

On October 6, 2004, we entered into a private placement agreement with the GS Funds, pursuant to which we issued an aggregate of 30,000,000 and 20,000,000 of Series A redeemed convertible preferred shares to the GS Funds on October 6, 2004 and December 1, 2005, for cash consideration of US$15.0 million and US$10.0 million, respectively. The price per share was determined through our arm’s-length negotiation with the GS Funds. Holders of our Series A redeemable convertible preferred shares are entitled to vote on an “as converted” basis together with the holders of ordinary shares. Each Series A redeemable convertible preferred share will automatically convert into one ordinary share upon completion of this offering. In connection with the private placement, we executed a series of documents for the benefit of the GS Funds. Upon the completion of the Series A private placement, the GS Funds collectively owned a 30.3% equity interest in China Nepstar, on an as-converted basis.

Investors’ Rights Agreement

In connection with the Series A private placement, we entered into an investors’ rights agreement with the GS Funds, dated October 6, 2004, pursuant to which we granted these investors customary registration rights, including demand and piggyback registration rights and Form F-3 registration rights. See “Description of Share Capital — Registration Rights.” These registration rights will remain in effect after the completion of this offering.

Clawback Rights Agreements

In connection with the Series A private placement, Neptunus BVI and China Star Chain Ltd. each entered into a clawback rights agreement with the GS Funds on October 6, 2004. Under the clawback rights agreements, the GS Funds have the right to purchase our ordinary shares from Neptunus BVI and China Star Chain Ltd., respectively, at par value should any event of default occurs. Events of default under the clawback rights agreements primarily include the transfer of our ordinary shares in violation of the agreements, change of control of Neptunus BVI or China Star Chain Ltd., and bankruptcy of Neptunus BVI or China Star Chain Ltd. The clawback rights agreements will terminate upon completion of this offering.

Redemption Agreement

In connection with the Series A private placement, we entered into a redemption agreement with the GS Funds on October 6, 2004. Under the redemption agreement, upon the occurrence of a redemption event, we agree to redeem all of the outstanding Series A redeemable convertible preferred shares at a redemption price equal to the original issue price, plus an amount which would have accrued on the original issue price at a compound annual rate of 8%, plus any declared, accrued but unpaid dividends and interest thereon, subject to adjustments. The redemption agreement will terminate upon completion of this offering. Pursuant to a guarantee dated October 6, 2004, the Neptunus Group guaranteed our obligations under the redemption agreement.

Share Restriction Agreement

Pursuant to the share restriction agreement dated October 6, 2004 among our company, Neptunus BVI, China Star Chain Ltd. and the GS Funds. We and our then existing ordinary shareholders, Neptunus BVI and China Star Chain Ltd., granted rights of first refusal, rights of co-sale and pre-emptive rights to the GS Funds. The share restriction agreement will terminate upon completion of this offering.

Voting Agreement

In connection with the Series A private placement, we entered into a voting agreement with the GS Funds on October 6, 2004, under which the GS Funds are entitled to the right to appoint two directors to our board of directors. Stephanie Hui and Wanlin Liu have been appointed to our board of directors by the GS Funds pursuant to the voting agreement. The voting agreement will terminate upon completion of this offering.

Sponsor Agreement

In connection with the Series A private placement, the Neptunus Group, a company controlled by Simin Zhang, the Chairman of our board of directors, and the GS Funds entered into a sponsor agreement, dated as of October 6, 2004. Under this agreement, the Neptunus Group agreed not to: (i) engage in any business that is in competition with us; (ii) interfere with or disrupt our business relationships; (iii) solicit any of our employees; (iv) lend or allow its name or reputation to be used by any competitive business; or (v) render any advice to any competitive business. The Neptunus Group also agreed to keep confidential all of our trade secrets.

Share Incentives

See “Management — Pre-IPO Share Option Scheme” and “Management — 2007 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 240.0 million ordinary shares, with a par value of US$0.0001 each and 120.0 million Series A redeemable convertible preferred shares, with a par value of US$0.0001 each. As of the same date, there are 115.0 million ordinary shares issued and outstanding and 50.0 million Series A redeemable convertible preferred shares issued and outstanding. All of our issued and outstanding Series A redeemable convertible preferred shares will automatically convert into ordinary shares, at a conversion rate of one preferred share to one ordinary share, upon completion of this offering.

Our second amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10.0% of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our second amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our directors.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least 10.0% in par value of the capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Ordinary Shares and Preferred Shares

Our second amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either of our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of our board of directors.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporate Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Second Amended and Restated Memorandum and Articles of Association

Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10.0% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of the class in question.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

On October 6, 2004, China Nepstar entered into an agreement with the GS Funds. Pursuant to this agreement, China Nepstar issued an aggregate of 30,000,000 and 20,000,000 of Series A redeemable convertible preferred shares to the GS Funds on October 6, 2004 and December 1, 2005, respectively, for an aggregate consideration of US$25.0 million. Upon the completion of the Series A private placement, the GS Funds collectively owned a 30.3% equity interest in China Nepstar, on an as-converted basis.

Concurrently with the issuance of Series A preferred shares to the GS Funds on October 6, 2004, we issued to each of the GS Funds an earn-out warrant that would entitle the GS Funds to purchase additional Series A preferred shares at a price of US$0.0001 per share, if our financial performance in 2004 did not meet the performance target set forth in the warrants. Since we met the 2004 financial performance target set forth in the earn-out warrant, no additional shares were issued to the GS Funds pursuant to the earn-out warrant.

We have also granted options to certain of our directors, officers, employees and consultants. As of the date of this prospectus, options to purchase an aggregate of 8,675,000 ordinary shares of our company were outstanding. See “Management — Pre-IPO Share Option Scheme.”

Registration Rights

Set forth below is a description of the registration rights we granted to the GS Funds and their permitted transferees and assignees pursuant to the investors’ rights agreements dated as of October 6, 2004.

Demand Registration Rights

The GS Funds or their permitted transferees and assignees who hold registrable securities representing 10.0% or more in voting power of all of the then outstanding registrable securities may request us in writing to file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate reasonably anticipated price to the public, net of selling expenses, would exceed US$1.0 million. We are not obligated to affect such demand registrations on more than three occasions.

Form F-3 or S-3 Registration Rights

Upon our company becoming eligible for use of Form F-3 or S-3 and after the completion of this offering, the GS Funds or their permitted transferees and assignees who hold registrable securities representing 10.0% or more in voting power of all of the then outstanding registrable securities may request us in writing to file a registration statement on Form F-3 or S-3, so long as the aggregate reasonably anticipated price to the public, net of selling expenses, would exceed US$1.0 million. These requests for registrations are not counted as demand registrations and the GS Funds and their permitted transferees and assignees may at any time and from time to time require us to effect a form F-3 or S-3 registration.

Piggyback Registration Rights

If we propose to file a registration statement with respect to a public offering of our equity securities for our own account, we must offer the GS Funds or their permitted transferees and assignees the opportunity to include their securities in the registration statement. We must use our commercially reasonable best efforts to include in such registration any registrable securities requested to be included by these holders.

Expenses of Registration

We will pay all expenses (other than underwriting commissions) relating to any demand or piggyback registration, whether or not such registrations become effective, except that we are not required to pay any expenses of any registration initiated by the exercise of the demand registration rights or the Form F-3 or S-3 registration rights if the registration request is subsequently withdrawn at the request of holders of registrable securities representing a majority in voting power of the registrable securities purported to be registered.

Standard of Action

Upon the exercise of the registration rights pursuant to the investors’ rights agreement, we are obligated to prepare and file with the SEC a registration statement covering the registrable securities and use our commercially reasonable best efforts to cause that registration statement to become effective. However, we are not obligated to pay any amounts or transfer other considerations to holders of the registrable securities if we fail to perform our obligations to file the registration statement or to cause it to become effective.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in two ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as a holder of American depositary receipts, or ADRs, evidencing ADSs. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of our company and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Since the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Since the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public reference room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How Will You Receive Dividends and Other Distributions on the Shares Underlying Your ADSs?

We may make various types of distributions with respect to our ordinary shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to

(i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How Does the Depositary Issue ADSs?

The depositary will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How Do ADR Holders Cancel an ADS and Obtain Deposited Securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be), subject to the provisions of the deposit agreement:

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters.

Voting Rights

How Do You Vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will You be Able to View Our Reports?

The depositary will make available for inspection by ADR holders any written communications from us which are received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What Fees and Expenses Will You be Responsible for Paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of share regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year (with the aggregate of such fees not to exceed the amount set forth above) and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision); provided that the depositary may adjust this fee with our consent, such consent not to be unreasonably withheld;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees owing by such holder for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. In addition, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADSs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How May the Deposit Agreement be Terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated upon the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders and Holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs evidencing ADSs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any share transfer or other tax or other governmental charge, (ii) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, us and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADSs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-Release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary, and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 20,625,000 outstanding ADSs representing 20.0% of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and although we have applied to list the ADSs on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Lock-up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above.

In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, any of the securities referred to above.

Furthermore, each of our directors, executive officers and shareholders has also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own 100.0% of our outstanding ordinary shares without giving effect to this offering.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the           ADSs and our ordinary shares representing such ADSs being offered in this offering, and (2) up to 3,093,750 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of our then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal 2,062,500 ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares in the form of ADSs or otherwise, would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner, other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time, subject to any contractual lock-up provisions.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following is a general summary of certain material Cayman Islands, the PRC and U.S. federal income tax considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.

Cayman Islands Taxation

The following discussion represents the opinion of Conyers, Dill & Pearman, our Cayman Islands counsel. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that, for 20 years from September 7, 2004:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations:

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.

People’s Republic of China Taxation

The following discussion represents the opinion of Haiwen & Partners, our PRC counsel. Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

On March 16, 2007, the National People’s Congress promulgated the EIT Law, which will take effect beginning January 1, 2008. Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. The EIT Law does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” would be considered to be located in China. Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC. As we might be considered as a “resident enterprise” under the EIT Law, it is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

In addition, under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for foreign corporate investors, however, are unclear since no rules or guidance concerning the new tax law has been issued yet. If our foreign shareholders and ADSs holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.

United States Federal Income Tax Consequences

The following discussion, to the extent it states matters of law or legal conclusions, and subject to the qualifications herein, constitutes the opinion of Simpson Thacher & Bartlett LLP, our special United States counsel, on the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that acquire their ADSs or ordinary shares in the offering, that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	a regulated investment company;

•	a real estate investment trust;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, you should consult your own tax advisors.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you generally will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties through whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

The gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which we have applied to list on the New York Stock Exchange), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are backed by ADSs, but not on our ordinary shares that are not backed by ADSs, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. It is possible that we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on both our ordinary shares not backed by ADSs and on our ordinary shares backed by ADSs would be subject to the reduced rates of taxation. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

You may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. However, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend (as discussed above).

Taxation of Disposition of ADSs or Ordinary Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are eligible for the benefits of the income tax treaty between the United Sates and the PRC, and if any PRC withholding tax is imposed on any gain from the disposition of the ADSs or ordinary shares, the gain is treated as PRC-source income under the treaty.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, we do not expect to be a passive foreign investment company, or a PFIC, for 2007 and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount by value of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current U.S. tax law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in your income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong and Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vessey Street, New York, NY 10080.

Number of
Underwriters	ADSs

Goldman Sachs (Asia) L.L.C.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CLSA Limited

Total	20,625,000

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,093,750 ADSs from us. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 3,093,750 additional ADSs.

Paid by the Company

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters represent     % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

Total expenses for this offering are estimated to be approximately US$6.5 million, including SEC registration fees of US$9,831, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$32,520, New York Stock Exchange listing fees of US$150,000, printing expenses of approximately US$250,000, legal fees of approximately US$2.5 million, accounting fees of approximately US$2.5 million, roadshow costs and expenses of approximately US$800,000, and travel and other out-of-pocket expenses of approximately

US$300,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and New York Stock Exchange listing.

We have agreed to reimburse Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated and other underwriters for all fees, expenses and disbursements of underwriters’ counsel. In addition, we will reimburse Goldman Sachs (Asia) L.L.C., Merrill Lynch, Pierce, Fenner & Smith Incorporated and other underwriters for their reasonable expenses, up to a maximum of US$1.5 million plus any sales, use or similar taxes (including additions to such taxes, if any), arising in connection with this offering. Such reimbursement is deemed to be underwriting compensation by the FINRA.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

We have agreed with the underwriters that we will not, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders and all of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and is described in this prospectus.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release an earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in each case until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable.

At our request, the underwriters have reserved up to 1,031,250 ADSs for sale, at the initial public offering price, through a directed share program to persons that we believe have contributed to our growth, including members of our management, friends and family members of our management, our employees, directors, affiliates and strategic partners, and employees of our affiliates and strategic partners. There can be no assurance that any of the reserved ADSs will be so purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered to the general public on the same basis as the other ADSs offered hereby.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have received approval to list our ADSs on the New York Stock Exchange under the symbol “NPD.” In connection with the listing of our ADSs on the New York Stock Exchange, the underwriters will undertake to sell lots of 100 or more ADSs to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

As of October 26, 2007, entities affiliated with Goldman Sachs (Asia) L.L.C. beneficially owned 30.3% of our share capital. Goldman Sachs (Asia) L.L.C. is, therefore, deemed to have a “conflict of interest” within the meaning of Rule 2720 of the Conduct Rules of the FINRA. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Merrill Lynch, Pierce, Fenner & Smith Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees from us for acting for such role. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates may in the future provide, investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

Goldman Sachs (Asia) L.L.C. is acting as the sole global coordinator and Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the joint bookrunners for this offering.

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus

Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Our ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait (“Kuwait”). The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Sullivan & Cromwell LLP with respect to matters of U.S. federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Commerce & Finance Law Offices. Simpson Thacher & Bartlett LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2006, and for each of the years in the three-year period ended December 31, 2006 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing. The office of KPMG is located at 8th Floor, Prince’s Building,10 Chater Road, Central, Hong Kong Special Administrative Region, People’s Republic of China.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and notes to our audited consolidated financial statements beginning on page F-1, to the extent they relate to the practices and methodologies used to determine fair value of our ordinary shares and share options, have been reviewed by American Appraisal China Limited, an independent valuation firm. The Company determined the fair value of its ordinary share and share options with the assistance of American Appraisal China Limited. In providing such assistance, American Appraisal China Limited did not audit nor independently verify the accuracy or completeness of any financial statements, projections or related data provided to it by management and assumed the accuracy and completeness of such data in providing its consulting services regarding value. The offices of American Appraisal China Limited are located at 15th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wanchai, Hong Kong, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page

Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006	F-4
Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive (Loss)/Income for the years ended December 31, 2004, 2005 and 2006	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-6
Notes to the Consolidated Financial Statements	F-7

Interim Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2006 and June 30, 2007	F-32
Unaudited Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2006 and 2007	F-33
Unaudited Condensed Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive (Loss)/Income for the six-month period ended June 30, 2007	F-34
Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2006 and 2007	F-35
Notes to Unaudited Condensed Consolidated Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
China Nepstar Chain Drugstore Ltd.

We have audited the accompanying consolidated balance sheets of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity / (deficit) and comprehensive (loss)/income and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Nepstar Chain Drugstore Ltd. and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

/s/ KPMG
Hong Kong, China
July 19, 2007

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006
(Amounts in thousands, except per share data)

		December 31,
	Note	2005	2006	2006
		RMB	RMB	USD

ASSETS
Current assets:
Cash		110,851	82,996	10,903
Accounts receivable, net of allowance for doubtful accounts	3	28,534	40,155	5,275
Amounts due from related parties	17	4,319	5,818	764
Prepaid expenses, deposits and other current assets	4	50,723	62,556	8,218
Inventories	5	228,452	271,362	35,649
Deferred income taxes	8	2,736	2,380	313

Total current assets		425,615	465,267	61,122
Property and equipment, net	6	121,820	146,978	19,309
Rental deposits	4	12,382	12,666	1,664
Investments		12,638	12,638	1,660
Intangible assets, net	7	4,502	3,819	502
Deferred income taxes	8	348	859	112

TOTAL ASSETS		577,305	642,227	84,369

LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT)
Current liabilities:
Short-term bank loan		—	3,000	394
Accounts payable		223,292	244,034	32,059
Amounts due to related parties	17	52,505	55,628	7,308
Accrued expenses and other payables	9	69,411	84,204	11,061
Income tax payable		7,240	12,185	1,601

Total current liabilities		352,448	399,051	52,423

Minority interests		6,219	11,036	1,450

Series A redeemable convertible preferred shares:
USD 0.0001 par value; 120,000,000 shares authorized; 50,000,000 shares issued and outstanding (Redemption value of USD 32,864)	12	217,940	234,532	30,811

Shareholders’ equity / (deficit):
Share capital — ordinary shares USD 0.0001 par value:
240,000,000 shares authorized, 115,000,000 shares issued and outstanding	10	95	95	12
Additional paid-in capital		76,209	59,617	7,832
Accumulated other comprehensive loss		(387)	(487)	(64)
Accumulated deficit		(75,219)	(61,617)	(8,095)

Total shareholders’ equity / (deficit)		698	(2,392)	(315)

Commitments and contingencies	18
TOTAL LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT)		577,305	642,227	84,369

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands, except per share data)

		Year Ended December 31,
	Note	2004	2005	2006	2006
		RMB	RMB	RMB	USD

Revenue	13, 17	842,862	1,313,153	1,732,433	227,592
Cost of goods sold		(619,878)	(931,973)	(1,124,221)	(147,691)

Gross profit		222,984	381,180	608,212	79,901
Sales, marketing and other operating expenses		(214,258)	(348,297)	(517,047)	(67,925)
General and administrative expenses		(29,388)	(45,480)	(62,556)	(8,218)

(Loss)/income from operations		(20,662)	(12,597)	28,609	3,758
Interest income		477	1,145	1,085	143
Interest expense		(521)	—	(65)	(9)
Dividend income from cost method investments		1,290	9	1,006	132
Gain/(loss) on disposal of cost method investments		980	(437)	—	—

(Loss)/income before income taxes and minority interests		(18,436)	(11,880)	30,635	4,024
Income taxes	8	(2,367)	(4,881)	(12,705)	(1,669)

(Loss)/income before minority interests		(20,803)	(16,761)	17,930	2,355
Minority interests		(19)	(1,192)	(4,328)	(569)

Net (loss)/income		(20,822)	(17,953)	13,602	1,786
Accretion to Series A redeemable convertible preferred shares redemption value	12	(2,367)	(10,551)	(16,592)	(2,180)

Net loss attributable to ordinary shareholders		(23,189)	(28,504)	(2,990)	(394)

Net loss per ordinary share:
Basic	16	(0.20)	(0.25)	(0.03)	(0.00)*

Diluted	16	(0.20)	(0.25)	(0.03)	(0.00)*

Pro forma earnings per ordinary share:
Basic (unaudited)	21			0.08	0.01

Diluted (unaudited)	21			0.08	0.01

*	Rounded to USD0.00

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT) AND COMPREHENSIVE (LOSS)/INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands, except per share data)

					Accumulated			Total
	Ordinary Shares			Additional	Other			Shareholders’
	Number of	Par Value	Paid-in	Paid-in	Comprehensive	Statutory	Accumulated	Equity/	Comprehensive
	Shares	Amount	Capital	Capital	Loss	Reserve	Deficit	(Deficit)	(Loss)/Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004	—	—	92,350	—	—	382	(36,826)	55,906
Effect of Reorganization (note 1(c))
Issuance of ordinary shares	115,000,000	95	—	44,672	—	—	—	44,767
Contribution from minority shareholder	—	—	—	2,805	—	—	—	2,805
Distribution to shareholders	—	—	(42,700)	—	—	—	—	(42,700)
Reclassification upon Reorganization	—	—	(47,300)	47,300	—	(382)	382	—
Net loss	—	—	—	—	—	—	(20,822)	(20,822)	(20,822)
Accretion to Series A redeemable convertible preferred shares redemption value (note 12)	—	—	—	(2,367)	—	—	—	(2,367)
Foreign currency translation adjustment	—	—	—	—	1	—	—	1	1

Comprehensive loss									(20,821)

Balance as of December 31, 2004	115,000,000	95	2,350	92,410	1	—	(57,266)	37,590
Distribution to shareholder (note 1(a))	—	—	(2,350)	(5,650)	—	—	—	(8,000)
Net loss	—	—	—	—	—	—	(17,953)	(17,953)	(17,953)
Accretion to Series A redeemable convertible preferred shares redemption value (note 12)	—	—	—	(10,551)	—	—	—	(10,551)
Foreign currency translation adjustment	—	—	—	—	(388)	—	—	(388)	(388)

Comprehensive loss									(18,341)

Balance as of December 31, 2005	115,000,000	95	—	76,209	(387)	—	(75,219)	698
Net income	—	—	—	—	—	—	13,602	13,602	13,602
Accretion to Series A redeemable convertible preferred shares redemption value (note 12)	—	—	—	(16,592)	—	—	—	(16,592)
Foreign currency translation adjustment	—	—	—	—	(100)	—	—	(100)	(100)

Comprehensive income									13,502

Balance as of December 31, 2006	115,000,000	95	—	59,617	(487)	—	(61,617)	(2,392)

Balance as of December 31, 2006 (USD)		12	—	7,832	(64)	—	(8,095)	(315)

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(Amounts in thousands)

	Year Ended December 31,
	2004	2005	2006	2006
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net (loss)/income	(20,822)	(17,953)	13,602	1,786
Adjustments to reconcile net (loss)/ income to net cash provided by/(used in) operating activities:
Depreciation and amortization	21,039	31,844	46,125	6,060
Loss on disposal of property and equipment	297	359	1,253	165
Minority interests	19	1,192	4,328	569
(Gain)/loss on disposal of cost method investments	(980)	437	—	—
Deferred income taxes	(1,387)	(2,003)	(770)	(101)
Changes in operating assets and liabilities:
Accounts receivable	(13,178)	(6,362)	(11,621)	(1,527)
Amounts due from related parties	(3,226)	2,100	(1,499)	(197)
Prepaid expenses, deposits and other current assets	(11,150)	(24,633)	(11,502)	(1,511)
Inventories	(43,914)	(77,587)	(42,910)	(5,637)
Accounts payable	66,411	23,051	20,742	2,725
Amounts due to related parties	4,521	41,587	3,123	410
Accrued expenses and other payables	11,984	22,502	17,293	2,272
Income tax payable	2,278	4,442	4,945	650

Net cash provided by/(used in) operating activities	11,892	(1,024)	43,109	5,664

Cash flows from investing activities:
Purchase of property and equipment	(49,133)	(71,490)	(75,215)	(9,881)
Proceeds from disposal of property and equipment	342	2,915	860	113
Payments for acquisitions of cost method investments	(600)	—	—	—
Payments for acquisitions of additional equity interest in consolidated subsidiaries	(1,580)	(500)	—	—
Proceeds from disposal of cost method investments	2,284	150	—	—

Net cash used in investing activities	(48,687)	(68,925)	(74,355)	(9,768)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	44,767	—	—	—
Proceeds from issuance of Series A redeemable convertible preferred shares	124,021	81,000	—	—
Distributions to shareholders	(42,700)	(8,000)	—	—
Proceeds from short-term bank loan	20,000	—	3,000	394
Repayment of short-term bank loan	(20,000)	—	—	—
Contributions from minority shareholders of consolidated subsidiaries	—	980	490	64

Net cash provided by financing activities	126,088	73,980	3,490	458

Effect of exchange rate on cash	—	(79)	(99)	(13)
Net increase/(decrease) in cash	89,293	3,952	(27,855)	(3,659)
Cash at beginning of the year	17,606	106,899	110,851	14,562

Cash at end of the year	106,899	110,851	82,996	10,903

Supplementary cash flow and non-cash information:
Interest paid	(521)	—	(65)	(9)

Income taxes paid	(1,476)	(2,441)	(8,530)	(1,121)

Payable for purchase of property and equipment	1,837	4,241	1,739	228

See accompanying notes to consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

1  PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal Activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products as well as convenience products including snack food and beverages. As of December 31, 2006, the Company, through its subsidiaries, was the owner operator of approximately 1,400 retail drugstores in over 50 cities in Guangdong, Jiangsu, Zhejiang, Liaoning, Shandong, Hunan, Fujian, Sichuan, and Yunnan provinces and Shanghai and Tianjin municipalities of the PRC under the names of “China Nepstar” and “Jian Zhijia”.

The following list contains the particulars of consolidated subsidiaries which principally affect the results of operations and financial condition of the Company.

		Percentage of
		Equity Interest as of
		December 31,
Name of Subsidiary	Principal Activities	2004	2005	2006

Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%	100%	100%
Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%	100%	100%
Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%	100%	100%
Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores (note i)	95%	100%	100%
Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%	100%	100%
Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%	100%	100%
Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%	100%	100%
Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores (note i)	100%	100%	100%
Shandong Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores (note ii)	100%	100%	100%
Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%	100%	100%
Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores (note iii)	40%	40%	40%
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores (note iv)	—	100%	100%
Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores (note iv)	—	100%	100%
Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group (note iv)	—	—	100%

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

Notes:

(i)	In May 2004, the Company acquired 4% and 20% equity interests of Hangzhou Nepstar and Ningbo Nepstar from minority shareholders for cash consideration of RMB200 and RMB1,380, respectively. In January 2005, the Company acquired the remaining 5% equity interest of Ningbo Nepstar from minority shareholders for cash consideration of RMB500. The acquisitions of these additional equity interests were accounted for using the purchase method of accounting. Based on the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed of the additional equity interests (based on the percentage of additional equity interest acquired), no goodwill was recognized.

(ii)	In November 2005, the Company completed the acquisition of Shandong Nepstar from Shandong Neptunus Yinhe Pharmaceutical Co., Ltd. (“Shandong Neptunus”) for cash consideration of RMB8,000. Shandong Nepstar was indirectly held and controlled by Shenzhen Neptunus Group Co., Ltd., the parent and controlling shareholder of the Company (see note 1(c)) and accordingly, the acquisition of Shandong Nepstar was accounted for as a transaction between entities under common control. The assets and liabilities of Shandong Nepstar have been recognized at their historical carrying amounts and the accompanying consolidated financial statements present the financial condition and the results of operations of Shandong Nepstar as if it was acquired at the beginning of the earliest date presented. The cash consideration of RMB8,000 has been accounted for as a distribution to shareholder.

(iii)	Yunnan Nepstar is 40% owned by Nepstar Pharmaceutical, 30% owned by Yunnan Qunxiang Industrial Trading Co., Ltd. (“Qunxiang”), a company 100% beneficially owned by a director of Yunnan Nepstar, who is also an employee of the Group, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd., a third party investor. Pursuant to an agreement entered into in January 1999, Qunxiang assigned Nepstar Pharmaceutical its 30% voting interest right with respect to the corporate, financial and operating actions of Yunnan Nepstar, including the approvals for the appointment of directors, business operating and capital investment plans, financial budgets, and dividends or profit distributions. Under the Articles of Association of Yunnan Nepstar, the approval and resolution of these corporate and financial actions require a majority vote by the shareholders. The assignment of the voting interest right to Nepstar Pharmaceutical is legally binding and irrevocable as long as Nepstar Pharmaceutical remains a 40% shareholder of Yunnan Nepstar. Also, Qunxiang has agreed not to dispose its 30% equity interest in Yunnan Nepstar to any parties other than Nepstar Pharmaceutical without receiving Nepstar Pharmaceutical’s prior consent. Since Nepstar Pharmaceutical has legal and unilateral control of the operations of Yunnan Nepstar by virtue of ownership of a majority voting interest held directly (40%) and indirectly through the voting interest right assignment (30%), Yunnan Nepstar has been accounted for as a consolidated subsidiary of the Group with 60% minority interest.

(iv)	Qingdao Nepstar and Tianjin Nepstar were established in August 2005 and October 2005, respectively. The Group contributed cash of RMB5,000 each to Qingdao Nepstar and Tianjin Nepstar for 100% equity interest in each of these companies. Weifang Nepstar was established in October 2006. The Group contributed cash of RMB1,000 for 100% equity interest in this company.

(b)	Significant Concentrations and Risks

For the years ended December 31, 2004, 2005 and 2006, none of the suppliers contributed more than 10% of the Group’s total purchase of merchandise except for the related party supplier disclosed in note 17(a).

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(c)	Organization

The Company was incorporated in the Cayman Islands in August 2004 as part of the reorganization of Shenzhen Nepstar Health Chain Drugstore Co. Ltd (“Nepstar Health”), a PRC company holding the retail drugstore business (the “Predecessor Operations”) of Shenzhen Neptunus Group Co., Ltd. (“Neptunus Group”) (the “Reorganization”) as described below to facilitate the raising of capital from investors outside of the PRC and to prepare for the Company’s initial public offering (“IPO”) of its securities.

Prior to the Reorganization, Neptunus Group and the minority shareholder of Nepstar Health owned 93.0% and 7.0% equity interest in Nepstar Health, respectively. In August 2004, China Neptunus Holding (BVI) Ltd. (a company beneficially owned by Mr. Simin Zhang, Neptunus Group’s chairman and controlling shareholder) and China Star Chain Ltd. (a company beneficially owned by the minority shareholder of the Nepstar Health) made an aggregate capital contribution of RMB44,767 into the Company for 115 million ordinary shares of the Company upon its incorporation. As China Neptunus Holding (BVI) Ltd. made more than its proportional share of capital contribution into the Company, it was issued 107.8 million or 93.7% of the Company’s ordinary shares while China Star Chain Ltd was issued 7.2 million or 6.3% of the ordinary shares, which were substantially identical to their respective equity interest in Nepstar Health. As part of the Reorganization, Nepstar Health transferred all of its equity interest in the Predecessor Operations to the Company for cash consideration of RMB 42,700. In connection with the Reorganization, the minority shareholder of Nepstar Health, who also held a 15% minority interest in Nepstar Pharmaceutical, transferred such minority interest in Nepstar Pharmaceutical to the Company at no consideration.

(d)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“US GAAP”).

Since the Reorganization was completed for the sole purpose of establishing the legal structure of the Company to facilitate the raising of capital from investors outside of the PRC and to prepare for the Company’s IPO, and as the transfer of the equity interest in the Predecessor Operations was between entities under common control, the transfer of the equity interest in these entities to the Company have been accounted for and presented in the accompanying consolidated financial statements in a manner similar to pooling-of-interest. Accordingly, the assets and liabilities of the Predecessor Operations transferred to the Company have been recognized at the historical carrying amounts of Nepstar Health and the accompanying consolidated financial statements for the year ended December 31, 2004 present the results of operations of the Company, which includes the consolidated results of Nepstar Health through the date of Reorganization as if the Predecessor Operations were transferred to the Company as of the beginning of the earliest date presented. The cash payment of RMB 42,700 to China Neptunus Holding (BVI) Ltd. and China Star Chain Ltd. via Nepstar Health and the transfer of the 15% minority interest in Nepstar Pharmaceutical by the minority shareholder, which Nepstar Health had a carrying amount of RMB 2,805 as of the date of the transfer, have been recorded as distribution to shareholders and contribution from minority shareholder, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the realizability of inventories; the useful lives and salvage values of property and equipment, the recoverability of the carrying amount of property and equipment, intangible assets and investments; realization of deferred tax assets; collectibility of accounts receivable, the fair values of employee share-based payment schemes and financial instruments; and assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign Currency Transactions and Translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Transactions denominated in currencies other than the RMB are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in general and administrative expenses in the statement of operations.

The functional currency of the Company is the US dollar (“USD”). Assets, liabilities and redeemable convertible preferred shares of the Company are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses of the Company are translated at average rates prevailing during the year. Gains and losses resulting from translation of the Company’s financial statements are recorded as a separate component of accumulated other comprehensive loss within shareholders’ equity / (deficit).

For the convenience of the readers, the December 31, 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB7.6120, being the noon buying rate for U.S. dollars in effect on June 29, 2007 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 29, 2007 or at any other date.

Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(d)	Cash

Cash consists of cash on hand, cash in the drugstores and cash at banks. None of the Group’s cash balance is restricted as to withdrawal.

As of December 31, 2005 and 2006, the Company had US dollar denominated bank deposit of USD381 and USD373 (equivalent to RMB3,077 and RMB2,908) respectively with a financial institution in the Hong Kong Special Administrative Region of the PRC.

(e)	Accounts Receivable

Accounts receivable represent amounts due from banks relating to retail sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise. Accounts receivable are stated net of an allowance for doubtful accounts. The Group maintains and records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable based on customer specific facts and current economic conditions. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Market is the lower of replacement cost or net realizable value. The Group carries out physical inventory counts on a quarterly basis at each store and warehouse location to ensure that the amounts reflected in the consolidated financial statements at each reporting period are properly stated and valued. The Group records write-downs to inventories for shrinkage losses and damaged merchandise that are identified during the inventory counts. The inventory write-downs due to shrinkage losses and damaged merchandise for years ended December 31, 2004, 2005 and 2006 were RMB581, RMB1,492 and RMB2,761, respectively, and are included in cost of goods sold.

(g)	Long-lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of 5 years or the lease term of the underlying assets. Following are the estimated useful lives of the Group’s other property and equipment:

Store properties	20 years
Store fixture and equipment	5 years
Motor vehicles	5 years

Intangible Assets

The Group’s intangible assets represent techniques and processes acquired from a third party with respect to drugstore management and operations. The Group’s intangible assets are recognized

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

at cost and are amortized on a straight-line basis over 9 years, which is the estimated period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group and which approximates the contractual period for the use of the assets.

Impairment of Long-lived Assets

Long-lived assets including property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2004, 2005 and 2006.

(h)	Investments

Investments represent equity interests in private enterprises in the PRC that are accounted for under the cost method since the Group does not have the ability to exercise significant influence over the operating and financial policies of the investees.

Under the cost method of accounting, the Group records an investment in the equity of an investee at cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

The Group would recognize an impairment loss when a series of operating losses of an investee or other factors may indicate that a decline in value below the carrying amount of the investment has occurred which is other than temporary. The process of assessing and determining whether impairment on a particular equity investment is other-than-temporary requires significant judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and considers whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. Based on management’s evaluation, no impairment charges related to the Group’s investments were recognized for any of the periods presented.

(i)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(j)	Revenue Recognition

Revenue from sales of prescription medicine at the drugstores is recognized when the prescription is filled and the customer picks up and pays for the prescription. Revenue from sales of other merchandise at the drugstores is recognized at the point of sale, which is when the customer pays for and receives the merchandise. Revenue from sales of merchandise to non-retail customers is recognized when the following conditions are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is probable. Historically, sales return was immaterial.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of tax authorities in respect of the sale of merchandise. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

(k)	Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion costs amounted to RMB6,923, RMB11,083 and RMB18,146 for the years ended December 31, 2004, 2005 and 2006, respectively.

(l)	Store Opening Costs

Expenditures related to the opening of new drugstores, other than expenditures for property and equipment, are expensed when incurred.

(m)	Vendor Allowances

The Group accounts for vendor allowances according to Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of EITF Issue No. 02-16 by Reseller to Sales Incentives Offered to Consumers by Manufacturers. Vendor allowances reduce the carrying value of inventories and subsequently transferred to cost of goods sold when the inventories are sold, unless those allowances are specifically identified as reimbursements for advertising, promotion and other services, in which case they are recognized as a reduction of the related advertising and promotion costs.

For the years ended December 31, 2004, 2005 and 2006, the Company recognized vendor allowances of RMB46,433, RMB75,765 and RMB62,200 in cost of goods sold, respectively. None of the vendor allowances was recognized as a reduction of advertising and promotion costs.

(n)	Warehousing, Buying and Distribution Costs

Warehousing and buying costs represent primarily rental expenses for warehouses, staff costs and other expenses incurred in warehousing and purchasing activities. Distribution costs represent the costs of transporting the merchandise from warehouses to stores. These costs are expensed as incurred and are included in sales, marketing and other operating expenses. Warehousing and buying costs amounted to RMB6,439, RMB10,846 and RMB14,151, and distribution costs amounted to

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

RMB2,070, RMB2,500 and RMB5,418 for the years ended December 31, 2004, 2005 and 2006, respectively.

(o)	Operating Leases

The Group leases premises for retail drugstores, warehouses and offices under non-cancelable operating leases. Operating lease payments are expensed on a straight-line basis over the term of lease. A majority of the Group’s retail drugstore leases have a 5-year term with a renewal option upon the expiry of the lease. The Group has historically been able to renew a majority of its drugstores leases. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the lease.

(p)	Retirement and Other Postretirement Benefits

Contributions to defined contribution retirement plans are charged to the statement of operations as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(q)	Share-based Payments

The Group accounts for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“SFAS No. 123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. Details of the Group’s share option plan are set out in note 14.

(r)	Earnings/(loss) per Share

Basic earnings/(loss) per ordinary share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares (note 12) are participating securities since the holders of these securities may participate in dividends with ordinary shareholders based on a pre-determined formula.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the redeemable convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(s)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Historically, the Group has experienced no product liability claims.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(t)	Segment Reporting

The Group has no operating segments, as that term is defined by Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Recently Issued Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board (“FASB”) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modification or renewals of existing arrangements occurring after January 1, 2007. Management does not expect the adoption of EITF 04-13 to have a significant impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for fiscal years beginning after December 15, 2006. Management does not believe the initial adoption of FIN 48 will have a material impact on the Group’s consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not currently believe the adoption of SFAS No. 157 will have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The Standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS No. 159.

3  ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable represent amounts due from banks relating to retail merchandise sales that are paid or settled by the customers’ debit or credit cards, amounts due from government social security bureaus relating to retail sales of drugs and prescription medicine that are paid or settled by the customers’ medical insurance cards, and amounts due from non-retail customers for sales of merchandise.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

	December 31,
	2005	2006
	RMB	RMB

Accounts receivable due from:
Banks	2,774	2,327
Social security bureaus	16,280	28,863
Non-retail customers	10,624	8,965

	29,678	40,155
Less: allowance for doubtful accounts	(1,144)	—

Accounts receivable, net	28,534	40,155

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Balance at the beginning of the year	1,144	1,144	1,144
Write-off of accounts receivable against the allowance	—	—	(1,144)

Balance at the end of the year	1,144	1,144	—

Historically, the amount of bad debt write-off has been immaterial and the Group has been able to collect substantially all amounts due from these parties.

4  PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

Prepaid expenses, deposits and other current assets consist of the following:

	December 31,
	2005	2006
	RMB	RMB

Prepaid rental	26,593	33,145
Rental deposits	16,857	20,121
Prepayments for purchase of merchandise	2,543	4,321
Advances to employees	3,637	2,977
Deferred tax charge on unrealized profits on inter-company sales	997	1,612
Store consumables and supplies	7,420	6,570
VAT recoverable	3,044	2,478
Other prepaid expenses	2,014	3,998

	63,105	75,222
Less: rental deposits, non-current	(12,382)	(12,666)

Prepaid expenses, deposits and other current assets	50,723	62,556

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

5  INVENTORIES

Inventories consist of the following:

	December 31,
	2005	2006
	RMB	RMB

Merchandise in stores	155,348	189,954
Merchandise in warehouses	73,104	81,408

	228,452	271,362

6  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2005	2006
	RMB	RMB

Store properties	4,664	4,664
Leasehold improvements	125,340	168,906
Store fixture and equipment	63,221	86,593
Motor vehicles	12,060	12,093

	205,285	272,256
Less: Accumulated depreciation and amortization	(83,465)	(125,278)

	121,820	146,978

Total depreciation and amortization expense for property and equipment for the years ended December 31, 2004, 2005 and 2006 was RMB20,356, RMB31,161 and RMB45,442 respectively, of which RMB17,556, RMB27,063 and RMB39,558 was included in sales, marketing and other operating expenses and RMB2,800, RMB4,098 and RMB5,884 was included in general and administrative expenses. No depreciation and amortization expense was included in cost of goods sold for the periods presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment utilized in acquiring, warehousing and transporting the merchandise to locations ready for sale is not material.

7  INTANGIBLE ASSETS, NET

	December 31,
	2005	2006
	RMB	RMB

Cost	6,120	6,120
Less: Accumulated amortization	(1,618)	(2,301)

	4,502	3,819

The Group’s intangible assets represent techniques and processes acquired in 2003 from a third party with respect to drugstore management and operations. The Group amortizes the cost of the intangible assets on a straight-line basis over an estimated life of 9 years, which is the estimated

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group, and which approximates the contractual period for the use of the assets. A straight-line method of amortization has been adopted as the pattern in which the economic benefits are used up cannot be reliably determined.

Amortization expense for the intangible assets was RMB683, RMB683 and RMB683 for the years ended December 31, 2004, 2005 and 2006, respectively and was all included in general and administrative expenses. Estimated amortization expense for each of the next five years is approximately RMB683.

8  INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

PRC Income Tax

The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the PRC income tax law and are subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province in the PRC, which are subject to a preferential tax rate of 15%. Each of the Group’s subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return. All of the Group’s (loss)/income before income taxes and income taxes are related to its PRC operations.

Income taxes in the consolidated statements of operations consist of:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Current tax expense	3,754	6,884	13,475
Deferred tax benefit	(1,387)	(2,003)	(770)

	2,367	4,881	12,705

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 33% to (loss)/income before income taxes and minority interests is as follows:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Computed “expected” tax (benefit)/ expense	(6,084)	(3,920)	10,110
Effect of tax rate differential	(450)	(2,830)	(8,751)
Non-deductible expenses:
— Staff costs exceeding allowable limit	2,915	4,415	3,939
— Disallowed rental expenses	1,195	1,226	1,239
— Others	333	668	776
Non-taxable income	(251)	(236)	(244)
Change in valuation allowance	4,709	5,558	5,636

Actual income tax expense	2,367	4,881	12,705

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets as of December 31, 2005 and 2006 are presented below. The Group had no deferred income tax liabilities as of December 31, 2005 and 2006.

	December 31,
	2005	2006
	RMB	RMB

Deferred tax assets:
— Property and equipment	348	859
— Tax loss carryforwards	13,647	20,660
— Inventories	4,984	2,839
— Accrued expenses	2,065	2,477

Total gross deferred tax assets	21,044	26,835
Valuation allowance	(17,960)	(23,596)

Net deferred tax assets	3,084	3,239

Deferred tax charge on unrealized profits on inter-company sales (note 4)	997	1,612

The increase in valuation allowance during the years ended December 31, 2004, 2005 and 2006 was RMB4,709, RMB5,558 and RMB5,636, respectively. The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of these subsidiaries amounted to RMB63,709 as of December 31, 2006 and expire within a period of 5 years subsequent to the respective financial year end dates.

9  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2005	2006
	RMB	RMB

Accrued payroll and employee benefits	23,855	30,422
Other accrued expenses (note(a))	16,954	16,254
Payable for purchase of property and equipment	4,241	1,739
Deposits received (note(b))	3,330	3,327
VAT and other taxes payable	21,031	32,462

	69,411	84,204

Notes:

(a)	Represent primarily accrued rental, utilities, advertising and other sundry expenses.

(b)	Represent primarily deposits from non-retail customers for purchase of merchandise.

10  ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 240,000,000 shares with a par value of USD0.0001 per share. In August 2004, the Company issued 115,000,000 ordinary shares to China Neptunus Holding (BVI) Ltd. and China Star Chain Ltd. for total cash consideration of RMB44,767 upon its incorporation (see note 1(c)).

11  STATUTORY RESERVES

Under the PRC rules and regulations, the Company’s subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:

(a)	Statutory Surplus Reserve

The Company’s subsidiaries are required to transfer 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory surplus reserve annually until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

(b)	Statutory Public Welfare Fund

Through December 31, 2005, certain of the Company’s subsidiaries in the PRC were required to transfer 5% to 10% of the net profit, as determined in accordance with the relevant PRC laws and regulations, to a statutory public welfare fund annually. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made. Effective from January 1, 2006, following the change in the PRC laws and regulations, the Company’s subsidiaries in the PRC are no longer required to transfer an amount to the statutory public welfare fund and the balance of the fund accumulated as of December 31, 2005 has been transferred to the statutory surplus reserve.

For the years ended December 31, 2004, 2005 and 2006, the Company’s subsidiaries made appropriations to these statutory reserve funds of RMB1,668, RMB1,819 and RMB4,201, respectively. The accumulated balance of the statutory reserve funds maintained at these subsidiaries as of December 31, 2005 and 2006 was RMB3,869 and RMB8,070, respectively. No equivalent amounts were appropriated by the Company or at the Company’s level.

12  REDEEMABLE CONVERTIBLE PREFERRED SHARES

Pursuant to a securities purchase agreement dated October 6, 2004 (“Securities Purchase Agreement”), the Company issued 30,000,000 and 20,000,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) on October 6, 2004 and December 1, 2005 to a group of third party investors at USD0.50 per share (“the Series A issue price”) for cash of USD15,000 and USD10,000, respectively. Under the terms of the Securities Purchase Agreement, holders of the Series A Preferred Shares have the right to require the Company to redeem the shares 48 months after the date of issuance of the shares to the extent a Qualified IPO has not occurred. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Preferred Shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against retained earnings, or in the absence of retained earnings which is currently the case, by a charge against additional paid-in capital and amounted to RMB2,367, RMB10,551 and RMB16,592 for the years ended December 31, 2004, 2005 and 2006, respectively.

In addition, as part of the issuance of 30,000,000 Series A Preferred Shares on October 6, 2004, the holders of the Series A Preferred Shares received warrants to purchase up to 30,000,000

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

Series A Preferred Shares at par value (“Earnout Warrants”) if the Company failed to meet certain financial performance targets for the year ended December 31, 2004. The estimated fair value of the Earnout Warrants was immaterial based on the likelihood of the financial performance targets being met in 2004 and therefore did not have a material impact on the assessment of any beneficial conversion feature of the Series A Preferred Shares. The Earnout Warrants expired when the Company met the required financial performance targets for the year ended December 31, 2004.

The Company has determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the respective commitment dates since USD0.50, the initial conversion price of the Series A Preferred Shares, was greater than the estimated fair value of the Company’s ordinary shares, which was USD0.27 and USD0.45 as of October 6, 2004 and December 1, 2005 respectively. The estimated fair value of the underlying ordinary shares at the respective commitment dates was determined by management with reference to valuation performed on a retrospective basis by an independent valuation firm which used a weighted average of equity value derived by using a combination of income approach, or the discounted cash flow method, and the market approach, or the guideline company method, and used an equal weight for both the market approach and the income approach to arrive at the fair value of the Company’s ordinary shares.

The significant terms of the Series A Preferred Shares are as follows:

Conversion

Holders of the Series A Preferred Shares have the right to convert all or any portion of the preferred shares on a one to one basis, subject to dilution adjustments described below, from the date of issuance to the closing of a Qualified IPO. In addition, each Series A Preferred Share is automatically convertible into one ordinary share upon the consummation of a Qualified IPO, subject to dilution adjustments as follows if any of the events listed below occur prior to the conversion of the preferred shares:

a) The Company pays a dividend or makes a distribution on its ordinary shares in ordinary shares, subdivide or reclassify its outstanding ordinary shares into a greater number of shares or combine or reclassify its outstanding ordinary shares into a smaller number of shares;

b) The Company issues additional ordinary shares, rights, options or warrants to subscribe for or purchase ordinary shares without consideration or for a consideration per share less than the then effective conversion price on the date the Company issues or sells such new securities (other than options granted under the Company’s employee share option scheme); and

c) The Company distributes to all holders of its ordinary shares any share capital of the Company (other than ordinary shares) or debt instruments of the Company or cash or other assets (excluding regular cash dividends or distributions paid from retained earnings of Company and dividends or distributions referred to in previous paragraph (a)).

Voting Rights

Each Series A Preferred Share has voting rights equivalent to the number of ordinary shares into which such Series A Preferred Share is then convertible.

Registration Rights

Holders of the Series A Preferred Shares have registration rights similar to the ordinary shareholders. These registration rights include demand registration, Form F-3 registration and

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

piggyback registration. Such rights allow the holders of at least 10% of shares having registration rights then outstanding to demand the Company at any time after the closing of a Qualified IPO to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggyback registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes. The Company is to use its best efforts to register such shares for resale, however, the Company is not required to provide for any payment or transfer any other consideration to the holders of Series A Preferred Shares in the event of non-performance.

Dividends

The Series A Preferred Shares holders shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company. No dividends shall be declared or paid on any of the ordinary shares unless they shall also be declared or paid on all the outstanding preferred shares pro rata treating the preferred shares as the greatest whole number of shares of ordinary shares then issuable upon conversion of such preferred shares on a one to one basis.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution of any of the assets or surplus funds of the Company to the ordinary shareholders, an amount equal to 150% of the Series A issue price plus all declared but unpaid dividends and interest as of the liquidation date.

13  REVENUE

Revenue by each major product categories is analyzed as follows:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Prescription drugs	169,701	286,811	410,953
Over-the-counter drugs	329,795	491,740	623,276
Nutritional supplements	168,051	248,541	311,599
Herbal products	17,158	28,999	35,366
Other product sales	158,157	257,062	351,239

	842,862	1,313,153	1,732,433

None of the Group’s customers contributed 10% or more of the Group’s revenue for the years ended December 31, 2004, 2005 and 2006.

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2004, 2005 and 2006, approximately 1%, 2% and 3%, respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

14  SHARE-BASED PAYMENTS

For the year ended December 31, 2004, the Company did not have share-based payment arrangements that were within the scope of SFAS No. 123R.

On August 30, 2005, the Company’s Board of Directors (“Board”) and shareholders approved and adopted a share option plan, which was subsequently amended and restated on March 20, 2006 (the “Pre-IPO Option Scheme”). Under such scheme, the directors may, at their discretion, grant options to the directors and employees of the Group (each a “Grantee”) to subscribe for ordinary shares of the Company. The Pre-IPO Option Scheme shall be valid and effective for a period commencing on August 30, 2005 and ending on the day immediately prior to the listing date on which trading in the Company’s shares first commence on a stock exchange approved by the Board (the “Listing Date”).

Under the Pre-IPO Option Scheme, the Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interest (whether legal or beneficial) in favor of any third party over or in relation to the options or enter into any agreement to do so, except for transfer solely for tax planning purpose. Any breach of the foregoing by a Grantee shall render all outstanding options of such Grantee be automatically cancelled. In the event that on or before the Listing Date, a Grantee ceases to be employed by a member of the Group for any reason, the options granted to such Grantee shall be forfeited on the date of cessation and will not be exercisable, unless the Board otherwise determines that the options will remain exercisable for an additional period which shall not extend beyond the expiration of the original option period.

Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion, which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO (as defined in note 12). Hereinafter, this performance criterion is referred to as the “Qualified IPO Condition”. The exercise period and life of the options expires fives years after a Qualified IPO.

On August 30, 2005, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.40 per option, or USD400 (RMB3,245) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. Each of these options allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.075 per share. 25% of the options granted on August 30, 2005 vested immediately on the date of grant. The remaining 75% of the options shall vest over a three year period in 12 equal three-monthly installments.

On March 20, 2006, the Board granted 6,680,000 options with a grant-date fair value of approximately USD0.11 per option, or USD735 (RMB6,063) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. On September 1, 2006, the Board granted

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

1,000,000 options with a grant-date fair value of approximately USD0.14 per option, or USD140 (RMB1,144) in aggregate, to a senior officer to acquire ordinary shares of the Company. Each of the options granted in 2006 allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.75 per share. 25% of the options granted in 2006 vested immediately on the respective dates of grant. The remaining 75% of the options shall vest over a four year period in 8 equal six-monthly installments.

A summary of the Company’s option activities for the years ended December 31, 2005 and 2006 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining
	Options	Exercise Price	Contractual Term

Outstanding as of January 1, 2005	—	—
Granted	1,000,000	USD 0.075

Outstanding as of December 31, 2005	1,000,000	USD 0.075
Granted	7,680,000	USD 0.75
Forfeited or cancelled	(5,000)	USD 0.075

Outstanding as of December 31, 2006	8,675,000	USD 0.67	5 years after a Qualified IPO

During the years ended December 31, 2005 and 2006, no options were exercised or exercisable.

Since the Company’s share options that were issued during 2005 and 2006 would not be exercisable until consummation of a Qualified IPO, and it is not probable that this performance condition can be achieved as it is partially outside the control of the Company, no share-based compensation expense was recorded for the years ended December 31, 2005 and 2006.

As of December 31, 2005 and 2006, the Company has unrecognized share-based compensation expenses of RMB3,245 and RMB10,452, respectively, of which RMB1,220 and RMB5,884 related to compensation expense with respect to the outstanding employee share options which have vested but are subject to the Qualified IPO Condition. Such amount is to be recognized immediately in the Group’s consolidated statement of operations in the period when the Qualified IPO Condition is achieved.

The fair value of the share options granted was estimated using the Black-Scholes option pricing model based on following assumptions at the date of grant:

	Awards Granted	Awards Granted	Awards Granted
	on August 30,	on March 20,	on September 1,
	2005	2006	2006

Expected dividend yield	0%	0%	0%
Expected volatility	39.17%	36.80%	35.19%
Risk-free interest rate	4.69%	5.26%	5.27%
Expected life (in years)	4.85	4.59	4.30
Estimated fair value of underlying ordinary shares (USD per share)	0.46	0.49	0.57

The expected volatility of the Company’s ordinary shares was based on the average volatility of seven comparable companies in the drugstore industry. Since the Company’s ordinary shares were

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

not listed in any exchange and therefore did not have a trading history at the time the options were issued, the Company estimated the volatility of its ordinary share price by referring to the average volatility of these comparable companies as management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee share options. Although the fair value of share options is determined in accordance with SFAS No. 123R using an option-pricing model, such value may not be indicative of the fair value observed in a willing buyer and a willing seller market transaction.

15  PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Company’s PRC subsidiaries are required to make contributions at rates ranging from 8% to 20% of their employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureaus. The amount of contributions charged to expense in the consolidated statements of operations was RMB5,439, RMB8,671 and RMB15,503 for the years ended December 31, 2004, 2005 and 2006, respectively.

The Group has no other obligation to make payments in respect of retirement benefits of the employees.

16  NET (LOSS)/INCOME PER SHARE

As described in note 1(c), the Company issued 115,000,000 ordinary shares in August 2004 in connection with the Reorganization. For the purposes of calculating basic and diluted loss per share, the number of ordinary shares used in the calculation reflects the issuance of ordinary shares as if the Reorganization took place on January 1, 2004 as follows:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Numerator:
Net (loss)/income	(20,822)	(17,953)	13,602
Accretion to Series A redeemable convertible preferred shares redemption value	(2,367)	(10,551)	(16,592)

Net loss attributable to ordinary shareholders:	(23,189)	(28,504)	(2,990)

Denominator:
Basic weighted average number of ordinary shares	115,000,000	115,000,000	115,000,000

Diluted weighted average number of ordinary shares	115,000,000	115,000,000	115,000,000

Basic net loss per ordinary share	(0.20)	(0.25)	(0.03)

Diluted net loss per ordinary share	(0.20)	(0.25)	(0.03)

Net loss attributable to ordinary shares has not been allocated to the Series A Preferred Shares because the holders of the Series A Preferred Shares do not have obligation to share the losses.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

During the year ended December 31, 2004, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares. During the years ended December 31, 2005 and 2006, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares and share options. The computation of diluted net loss per share did not assume the 30,000,000, 50,000,000 and 50,000,000 ordinary shares issuable upon conversion of Series A Preferred Shares respectively for the years ended December 31, 2004, 2005 and 2006 because the inclusion of these potential dilutive securities would be anti-dilutive. The computation of diluted net loss per share for the years ended December 31, 2005 and 2006 also did not assume the 1,000,000 and 8,675,000 ordinary shares issuable upon exercise of employee share options because the exercise of such employee share options is contingent upon the consummation of a Qualified IPO.

17  RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Purchases from related parties (note(a))	26,834	242,593	279,365
Sales to related parties (note(b))	1,148	2,751	5,616

	December 31,
	2005	2006
	RMB	RMB

Due from related parties (note(b))	4,319	5,818
Due to related parties (note(c))	52,505	55,628

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Year Ended December 31,
	2004	2005	2006
	RMB	RMB	RMB

Yunnan Jian Zhijia Medical
Ltd. (an affiliated entity of Yunnan Nepstar)	560	175,710	203,799
Neptunus Group and its affiliates	26,274	66,883	75,566

	26,834	242,593	279,365

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Medical Ltd., which accounted for 0.1%, 16.1% and 16.7% of the Group’s total purchases of merchandise for the years ended December 31, 2004, 2005 and 2006, respectively.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(b)	In the normal course of business, the Group sold merchandise to Neptunus Group and its affiliates. As of December 31, 2005 and 2006, the amounts due from Neptunus Group and its affiliates of RMB 4,077 and RMB 5,246 related to the sale of merchandise, which were due 90 days from the date of sales. The remaining amounts due from related parties of RMB242 and RMB572 as of December 31, 2005 and 2006 respectively related to expenses paid by the Group on behalf of Neptunus Group and its affiliates. The amounts were payable on demand and were normally repaid within 3 months from each of the respective balance sheet dates.

(c)	The balances represent amounts due to the following parties in connection with purchase of merchandise as described in note (a) above:

	December 31,
	2005	2006
	RMB	RMB

Yunnan Jian Zhijia Medical Ltd.	42,130	47,863
Neptunus Group and its affiliates	10,375	7,765

	52,505	55,628

18  COMMITMENTS AND CONTINGENCIES

(a)	Operating Lease Commitments

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2006 were as follows. The Group’s leases do not contain any escalating lease payments or contingent rental payments terms.

		Warehouses and
Years ending December 31,	Store Premises	Office Premises	Total
	RMB	RMB	RMB

2007	135,667	6,564	142,231
2008	142,903	5,810	148,713
2009	115,254	3,814	119,068
2010	81,588	3,003	84,591
2011	32,006	869	32,875
Thereafter	26,545	2,663	29,208

Total	533,963	22,723	556,686

The Group’s rental expenses under operating leases amounted to RMB76,402, RMB118,511 and RMB173,946 for the years ended December 31, 2004, 2005 and 2006, respectively.

(b)	Capital Commitments

As of December 31, 2006, the Group had contractual capital commitments of RMB295 in respect of leasehold improvements.

19  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

financial assets and liabilities, such as cash, accounts and other receivables, amounts due from/to related parties, short-term bank loan, accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of equity investments in private enterprises in the PRC cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.

20  SUBSEQUENT EVENTS

(a)	PRC Tax Reform

On March 16, 2007, the National’s People Congress of the PRC adopted a new corporate income tax law. The new corporate income tax law unifies the application scope, tax rate, tax deduction and preferential policy for both domestic and foreign-invested enterprises, and the applicable tax rate for the Company’s operating subsidiaries in the PRC is subject to change. The new corporate income tax law will be effective from January 1, 2008 and the effects of the changes in tax rates on the Group’s deferred tax balances, if any, will be recognized in 2007, the period in which the new corporate income tax law is enacted.

(b)	Group Reorganization

In May 2007, the Company carried out a group reorganization to transfer 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively referred to as the “Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB36,000 to the Company for the 51% equity interest in the Regional Companies, which was financed by loans of the same amount provided by the Company. In order to retain and maintain the same legal and unilateral control and economic risks and rewards of the Regional Companies that were previously held through direct legal ownership, the Group entered into certain contractual arrangements with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of these contractual arrangements are summarized as follows:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreement among Nepstar Pharmaceutical, a wholly-owned subsidiary of the Company, and the Transferee Companies, for each of the Regional Companies, each of the Transferee Companies is not allowed to transfer its equity interests in the Regional Companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate the voting rights of the directors representing it on the board of directors of the Regional Companies to the directors representing Nepstar Pharmaceutical.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allow these companies to use the trade names and brand names for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by these companies’ retail drugstores. The purchase price to be paid by the Regional Companies is determined by Nepstar Pharmaceutical monthly based on latest market conditions. However, Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements allow a substantial portion of the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account payable to Nepstar Pharmaceutical as security for the loans. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.

Since the transfer of 51% legal ownership in the Regional Companies is, for accounting purposes, non-substantive and the contractual agreements provide the Company with the legal and unilateral control of the Regional Companies and allow the Company to retain substantially all economic risks and rewards of ownership as though they were held through direct legal ownership, the Company will continue to consolidate 100% of the Regional Companies’ assets and liabilities and results of operations without minority interest. The loans of RMB36,000 provided by the Company to the Transferee Companies and the consideration due from these companies for the transfer of 51% equity interest in the Regional Companies will be fully eliminated upon consolidation. In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.

(c)	Adoption of 2007 Share Incentive Plan

On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan, which allows the Company to issue up to 8,680,000 share options, restricted shares or other share-based compensation to its employees. There has been no option granted under the 2007 Share Incentive Plan.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

21  UNAUDITED PRO FORMA EARNINGS PER SHARE INFORMATION

The accompanying unaudited pro forma basic and diluted net income per ordinary share data for the year ended December 31, 2006 gives full effect to (i) the elimination of accretion to Series A Preferred Shares redemption value, had the conversion of the Series A Preferred Shares occurred on January 1, 2006; and (ii) the incremental number of ordinary shares that would have been outstanding had the Series A Preferred Shares been converted into ordinary shares on January 1, 2006, based on the conversion ratio of one preferred share to one ordinary share.

The pro forma basic and diluted earnings per ordinary share is calculated as follows:

Year Ended
December 31,
2006
RMB

Numerator:
Net loss attributable to ordinary shareholders	(2,990)
Accretion to Series A Preferred Shares redemption value	16,592

Pro forma net income attributable to ordinary shareholders for basic and diluted earnings per share	13,602

Denominator for pro forma basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding	115,000,000
Ordinary shares issuable upon conversion of Series A Preferred Shares	50,000,000

165,000,000

Pro forma basic earnings per ordinary share:	0.08

Pro forma diluted earnings per ordinary share:	0.08

The pro forma diluted earnings per ordinary share is equal to pro forma basic earnings per ordinary share because there was no dilutive effect of outstanding share options by applying the treasury stock method.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND AS OF JUNE 30, 2007
(Amounts in thousands, except per share data)

		December 31,	June 30,
	Note	2006	2007	2007
		RMB	RMB	USD

ASSETS
Current assets:
Cash	3	82,996	132,061	17,349
Accounts receivable, net of allowance for doubtful accounts		40,155	51,397	6,752
Amounts due from related parties	12	5,818	5,212	685
Prepaid expenses, deposits and other current assets		62,556	76,541	10,055
Inventories	4	271,362	289,707	38,059
Deferred income taxes	5	2,380	3,144	413

Total current assets		465,267	558,062	73,313
Property and equipment, net		146,978	147,035	19,316
Rental deposits		12,666	15,480	2,034
Investments		12,638	12,638	1,660
Intangible assets, net		3,819	3,477	457
Deferred income taxes	5	859	553	73

TOTAL ASSETS		642,227	737,245	96,853

LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT)
Current liabilities:
Short-term bank loan		3,000	3,000	394
Accounts payable		244,034	260,512	34,224
Amounts due to related parties	12	55,628	58,643	7,704
Accrued expenses and other payables		84,204	101,960	13,395
Income tax payable		12,185	22,864	3,004

Total current liabilities		399,051	446,979	58,721

Minority interests		11,036	14,849	1,950

Series A redeemable convertible preferred shares:
USD 0.0001 par value; 120,000,000 shares authorized; 50,000,000 shares issued and outstanding (Redemption value of USD 32,864)	6	234,532	243,195	31,949

Shareholders’ equity / (deficit):
Share capital — ordinary shares USD 0.0001 par value:
240,000,000 shares authorized, 115,000,000 shares issued and outstanding		95	95	12
Additional paid-in capital		59,617	50,954	6,694
Accumulated other comprehensive loss		(487)	(533)	(70)
Accumulated deficit		(61,617)	(18,294)	(2,403)

Total shareholders’ equity / (deficit)		(2,392)	32,222	4,233

Commitments and contingencies	13
TOTAL LIABILITIES, MINORITY INTERESTS, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT)		642,227	737,245	96,853

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007
(Amounts in thousands, except per share data)

		Six-month Period Ended June 30,
	Note	2006	2007	2007
		RMB	RMB	USD

Revenue	7,12	799,199	946,283	124,315
Cost of goods sold	8	(535,773)	(565,867)	(74,339)

Gross profit		263,426	380,416	49,976
Sales, marketing and other operating expenses	9	(243,314)	(283,112)	(37,193)
General and administrative expenses		(29,075)	(36,237)	(4,761)

(Loss)/income from operations		(8,963)	61,067	8,022
Interest income		587	507	67
Interest expense		—	(84)	(11)
Dividend income from cost method investments		1,006	1,057	139

(Loss)/income before income taxes and minority interests		(7,370)	62,547	8,217
Income taxes	5	(3,133)	(15,411)	(2,025)

(Loss)/income before minority interests		(10,503)	47,136	6,192
Minority interests		(1,111)	(3,813)	(501)

Net (loss)/income		(11,614)	43,323	5,691
Accretion to Series A redeemable convertible preferred shares redemption value	6	(8,113)	(8,663)	(1,138)

Net (loss)/income attributable to ordinary shareholders		(19,727)	34,660	4,553

Net (loss)/income per ordinary share:
Basic	11	(0.17)	0.30	0.04

Diluted	11	(0.17)	0.26	0.03

Pro forma earnings per ordinary share:
Basic	15		0.26	0.03

Diluted	15		0.26	0.03

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT)
AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007
(Amounts in thousands, except per share data)

					Accumulated			Total
	Ordinary Shares			Additional	Other			Shareholders’
	Number of	Par Value	Paid-in	Paid-in	Comprehensive	Statutory	Accumulated	Equity/	Comprehensive
	Shares	Amount	Capital	Capital	Loss	Reserve	Deficit	(Deficit)	(Loss)/Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	115,000,000	95	—	59,617	(487)	—	(61,617)	(2,392)
Net income	—	—	—	—	—	—	43,323	43,323	43,323
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	(8,663)	—	—	—	(8,663)
Foreign currency translation adjustment	—	—	—	—	(46)	—	—	(46)	(46)

Comprehensive income									43,277

Balance as of June 30, 2007	115,000,000	95	—	50,954	(533)	—	(18,294)	32,222

Balance as of June 30, 2007 (USD)		12	—	6,694	(70)	—	(2,403)	4,233

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2007
(Amounts in thousands)

	Six-month Period Ended June 30,
	2006	2007	2007
	RMB	RMB	USD

Cash flows from operating activities:
Net (loss)/income	(11,614)	43,323	5,691
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	21,738	24,490	3,217
Loss on disposal of property and equipment	355	887	117
Minority interests	1,111	3,813	501
Deferred income taxes	(405)	(2,744)	(360)
Changes in operating assets and liabilities:
Accounts receivable	(5,537)	(11,242)	(1,477)
Amounts due from related parties	(1,427)	606	80
Prepaid expenses, deposits and other current assets	(14,032)	(8,596)	(1,129)
Inventories	(39,615)	(18,345)	(2,410)
Accounts payable	16,589	16,478	2,164
Amounts due to related parties	23,461	3,015	396
Accrued expenses and other payables	15,847	9,464	1,243
Income tax payable	242	10,679	1,403

Net cash provided by operating activities	6,713	71,828	9,436

Cash flows from investing activities:
Purchase of property and equipment	(42,670)	(22,488)	(2,954)
Proceeds from disposal of property and equipment	625	755	99

Net cash used in investing activities	(42,045)	(21,733)	(2,855)

Cash flows from financing activities:
Proceeds from short-term bank loan	—	3,000	394
Repayment of short-term bank loan	—	(3,000)	(394)
Contributions from minority shareholders of consolidated subsidiaries	490	—	—
Payments for initial public offering (“IPO”) costs	—	(967)	(127)

Net cash provided by/(used in) financing activities	490	(967)	(127)

Effect of exchange rate on cash	(29)	(63)	(8)
Net (decrease)/increase in cash	(34,871)	49,065	6,446
Cash at beginning of the period	110,851	82,996	10,903

Cash at end of the period	75,980	132,061	17,349

Supplementary cash flow and non-cash information:
Interest paid	—	(84)	(11)

Income taxes paid	(3,296)	(7,476)	(982)

Payable for purchase of property and equipment	2,113	5,098	670

Accrued IPO costs	—	3,331	438

See accompanying notes to unaudited condensed consolidated financial statements.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

1  PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

(a)	Principal Activities

China Nepstar Chain Drugstore Ltd. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the business of operating retail drugstores in the People’s Republic of China (“PRC”). The Group’s drugstores provide pharmacy services and sell prescription drugs, non-prescription or over-the-counter drugs, nutritional supplements, herbal products, personal care products, family care products as well as convenience products including snack food and beverages.

The following list contains the particulars of consolidated subsidiaries which principally affect the results of operations and financial condition of the Company.

		Percentage of
		Equity Interest as of
		June 30,
Name of Subsidiary	Principal Activities	2007

Shenzhen Nepstar Pharmaceutical Co., Ltd. (“Nepstar Pharmaceutical”)	Procurement of merchandise for the Group	100%
Shanghai Nepstar Chain Co., Ltd. (“Shanghai Nepstar”)	Operation of retail drugstores	100%
Guangzhou Nepstar Chain Co., Ltd. (“Guangzhou Nepstar”)	Operation of retail drugstores	100%
Ningbo Nepstar Chain Co., Ltd. (“Ningbo Nepstar”)	Operation of retail drugstores	100%
Sichuan Nepstar Chain Co., Ltd. (“Sichuan Nepstar”)	Operation of retail drugstores	100%
Jiangsu Nepstar Chain Co., Ltd. (“Jiangsu Nepstar”)	Operation of retail drugstores	100%
Dalian Nepstar Chain Co., Ltd. (“Dalian Nepstar”)	Operation of retail drugstores	100%
Hangzhou Nepstar Chain Co., Ltd. (“Hangzhou Nepstar”)	Operation of retail drugstores	100%
Shandong Nepstar Chain Co., Ltd. (“Shandong Nepstar”)	Operation of retail drugstores	100%
Shenzhen Nepstar Chain Co., Ltd. (“Shenzhen Nepstar”)	Operation of retail drugstores	100%
Yunnan Jian Zhijia Chain Drugstore Ltd. (“Yunnan Nepstar”)	Operation of retail drugstores	40%
Qingdao Nepstar Chain Co., Ltd. (“Qingdao Nepstar”)	Operation of retail drugstores	100%
Tianjin Nepstar Chain Co., Ltd. (“Tianjin Nepstar”)	Operation of retail drugstores	100%
Weifang Nepstar Pharmaceutical Co., Ltd. (“Weifang Nepstar”)	Procurement of merchandise for the Group	100%

(b)	Significant Concentrations and Risks

For the six-month periods ended June 30, 2006 and 2007, none of the suppliers contributed more than 10% of the Group’s total purchase of merchandise except for the related party supplier disclosed in note 12(a).

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(c)	Group Reorganization

In May 2007, the Company carried out a group reorganization to transfer 51% equity interest in each of Shanghai Nepstar, Guangzhou Nepstar, Ningbo Nepstar, Sichuan Nepstar, Jiangsu Nepstar, Dalian Nepstar, Hangzhou Nepstar, Shandong Nepstar, Shenzhen Nepstar, Qingdao Nepstar and Tianjin Nepstar (collectively referred to as the “Regional Companies”) to two PRC companies (the “Transferee Companies”). The Transferee Companies are legally held under the name of the Group’s employees in order to comply with certain PRC rules and regulations in relation to foreign ownership of companies in the PRC engaging in retail drugstore businesses. The Transferee Companies paid an aggregate consideration of RMB36,000 to the Company for the 51% equity interest in the Regional Companies, which was financed by loans of the same amount provided by the Company. In order to retain and maintain the same legal and unilateral control and economic risks and rewards of the Regional Companies that were previously held through direct legal ownership, the Group entered into certain contractual arrangements with the Regional Companies, the Transferee Companies and their individual legal owners. The terms of these contractual arrangements are summarized as follows:

Agreements that Retain Control over the Regional Companies

Under the shareholders agreement among Nepstar Pharmaceutical, a wholly-owned subsidiary of the Company, and the Transferee Companies, for each of the Regional Companies, each of the Transferee Companies is not allowed to transfer its equity interests in the Regional Companies to a third party, nor is it allowed to pledge, dispose of or create any encumbrance on such equity interest, without the prior written consent of Nepstar Pharmaceutical. In addition, the Transferee Companies agree to delegate all the rights to exercise their voting power as shareholders of the Regional Companies to persons designated by Nepstar Pharmaceutical, and agree to delegate the voting rights of the directors representing it on the board of directors of the Regional Companies to the directors representing Nepstar Pharmaceutical.

Agreements that Retain Economic Risks and Rewards of the Regional Companies

Under the Logistics Service and Information Technology Support Agreements, the Trade Name License Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical provides logistic, information technology support and consulting services to the Regional Companies, and allow these companies to use the trade names and brand names for their operations, in exchange for annual service fees and license fees calculated based on each Regional Company’s gross profit. Under the Supply Agreements entered into between Nepstar Pharmaceutical and each of the Regional Companies, Nepstar Pharmaceutical is the exclusive supplier of all products sold by these companies’ retail drugstores. The purchase price to be paid by the Regional Companies is determined by Nepstar Pharmaceutical monthly based on latest market conditions. However, Nepstar Pharmaceutical has the right to adjust the purchase price at its sole discretion. These agreements allow a substantial portion of the Regional Companies’ profits to be transferred to the Company through Nepstar Pharmaceutical.

The respective shareholders agreements referred to above stipulate that unanimous approval of shareholders must be obtained before each of the Regional Companies may distribute dividends and with such approval, dividends may be distributed in accordance with the shareholders’ respective equity interest or in a ratio as otherwise agreed to by the shareholders. In addition, any amounts received by the Transferee Companies from the Regional Companies, including dividends and other distributions on equity interest, shall be deposited in a designated bank account payable to Nepstar

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

Pharmaceutical as security for the loans. Without prior consent of Nepstar Pharmaceutical, these amounts cannot be distributed to the Transferee Companies’ shareholders. Further, Nepstar Pharmaceutical has an exclusive option to acquire all or part of the Transferee Companies’ equity interest in the Regional Companies at a price equal to the respective purchase price initially paid by the Transferee Companies. Nepstar Pharmaceutical also has an exclusive option to acquire all or part of the equity interests in the Transferee Companies from their shareholders at a price equal to the registered capital of these companies.

Since the transfer of 51% legal ownership in the Regional Companies is, for accounting purposes, non-substantive and the contractual agreements provide the Company with the legal and unilateral control of the Regional Companies and allow the Company to retain substantially all economic risks and rewards of ownership as though they were held through direct legal ownership, the Company will continue to consolidate 100% of the Regional Companies’ assets and liabilities and results of operations without minority interest. The loans of RMB36,000 provided by the Company to the Transferee Companies and the consideration due from these companies for the transfer of 51% equity interest in the Regional Companies will be fully eliminated upon consolidation. In the opinion of management, based on consultation with the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.

(d)	Basis of Presentation

The accompanying unaudited interim consolidated financial statements as of June 30, 2007, and for the six-month periods ended June 30, 2006 and 2007, have been prepared on the same basis as the annual consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. Disclosures have been made in the unaudited condensed consolidated financial statements where events subsequent to the year ended December 31, 2006, have occurred which have a material impact on the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2006 and the related consolidated statements of operations, shareholder’s equity/(deficit) and comprehensive (loss)/income, and cash flows for the year then ended.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2007, and the results of operations and cash flows for the six-month periods ended June 30, 2006 and 2007, have been made. The results of operations for the six-month period ended June 30, 2007 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the realizability

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

of inventories; the useful lives and salvage values of property and equipment, the recoverability of the carrying amount of property and equipment, intangible assets and investments; realization of deferred tax assets; collectibility of accounts receivable, the fair values of employee share-based payment schemes and financial instruments; and assessment of contingent obligations. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

For the convenience of the readers, the June 30, 2007 RMB amounts included in the accompanying condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB7.6120, being the noon buying rate for U.S. dollars in effect on June 29, 2007 for cable transfers in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on June 29, 2007 or at any other date.

2	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Group adopted FIN48 on January 1, 2007. The adoption of FIN 48 did not have any impact on the Group’s results of operations or financial condition for the six-month period ended June 30, 2007.

3	CASH

As of December 31, 2006 and June 30, 2007, the Company had US dollar denominated bank deposit of USD373 and USD326 (equivalent to RMB2,908 and RMB2,485 respectively) with a financial institution in the Hong Kong Special Administrative Region of the PRC.

4  INVENTORIES

Inventories consist of the following:

	December 31,	June 30,
	2006	2007
	RMB	RMB

Merchandise in stores	189,954	188,033
Merchandise in warehouses	81,408	101,674

	271,362	289,707

The inventory write-downs due to shrinkage losses and damaged merchandise for the six-month periods ended June 30, 2006 and 2007 were RMB1,196 and RMB1,270, respectively, and are included in cost of goods sold.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

5  INCOME TAXES

Cayman Islands Tax

Under the current law of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

PRC Income Tax

The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the PRC income tax law and are subject to the PRC enterprise income tax rate of 33%, except for certain subsidiaries and tax paying retail store entities located and conducting operations in the Shenzhen and Zhuhai Special Economic Zones and the Yunnan Province in the PRC, which are subject to a preferential tax rate of 15%. Each of the Group’s subsidiaries files stand-alone tax returns and the Group does not file a consolidated tax return. All of the Group’s (loss)/income before income taxes and income taxes are related to its PRC operations.

Income taxes in the consolidated statements of operations consist of:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Current tax expense	3,538	18,155
Deferred tax benefit	(405)	(2,744)

	3,133	15,411

The reconciliation between actual income tax expense and the amount that results by applying the PRC statutory tax rate of 33% to (loss)/income before income taxes and minority interests is as follows:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Computed “expected” tax (benefit)/ expense	(2,432)	20,641
Effect of tax rate differential	(2,117)	(8,041)
Non-deductible expenses:
— Staff costs exceeding allowable limit	1,676	2,676
— Disallowed rental expenses	669	685
— Others	447	334
Non-taxable income	(198)	(274)
Change in valuation allowance	5,088	(610)

Actual income tax expense	3,133	15,411

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets as of December 31, 2006 and June 30, 2007 are presented below. The Group had no deferred income tax liabilities as of December 31, 2006 and June 30, 2007.

	December 31,	June 30,
	2006	2007
	RMB	RMB

Deferred tax assets:
— Property and equipment	859	553
— Tax loss carryforwards	20,660	16,102
— Inventories	2,839	2,477
— Accrued expenses	2,477	2,549

Total gross deferred tax assets	26,835	21,681
Valuation allowance	(23,596)	(17,984)

Net deferred tax assets	3,239	3,697

Deferred tax charge on unrealized profits on inter-company sales	1,612	3,898

The increase in valuation allowance during the six-month period ended June 30, 2006 was RMB5,088. The decrease in valuation allowance during the six-month period ended June 30, 2007 was RMB5,612, which relates to utilization of tax losses of RMB610 credited to the unaudited condensed consolidated statement of operations, and the effect of change in the enacted tax rates expected to apply to taxable income of certain subsidiaries of the Group in the years in which the temporary differences are expected to be recovered or settled of RMB5,002. The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized and the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence must be considered in the determination of whether sufficient future taxable income will exist since the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Such evidence includes, but is not limited to, the financial performance of the subsidiaries, the market environment in which these subsidiaries operate and the length of relevant carryback and carryover periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the deferred tax assets, net of the existing valuation allowance as of December 31, 2006 and June 30, 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of these subsidiaries amounted to RMB63,709 and RMB65,661 as of December 31, 2006 and June 30, 2007, respectively and expire within a period of 5 years subsequent to the respective financial year end dates.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

6  REDEEMABLE CONVERTIBLE PREFERRED SHARES

Pursuant to a securities purchase agreement dated October 6, 2004 (“Securities Purchase Agreement”), the Company issued 30,000,000 and 20,000,000 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) on October 6, 2004 and December 1, 2005 to a group of third party investors at USD0.50 per share (“the Series A issue price”) for cash of USD15,000 and USD10,000, respectively. Under the terms of the Securities Purchase Agreement, holders of the Series A Preferred Shares have the right to require the Company to redeem the shares 48 months after the date of issuance of the shares to the extent a Qualified IPO has not occurred. A Qualified IPO is defined as a firm commitment underwritten initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors, that values the Company at no less than USD250,000 immediately prior to the IPO and that results in aggregate proceeds to the Company of USD50,000, net of offering costs. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Preferred Shares at a redemption price equal to the original issue price of the shares, plus an amount which would have accrued on the original issue price at a compound annual rate of 8% from the date of issuance up to and including the date on which such redemption price is paid, plus any declared, accrued but unpaid dividends and interest thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value is reflected as a charge against retained earnings, or in the absence of retained earnings which is currently the case, by a charge against additional paid-in capital and amounted to RMB8,113 and RMB8,663 for the six-month periods ended June 30, 2006 and 2007, respectively.

7  REVENUE

Revenue by each major product categories is analyzed as follows:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Prescription drugs	188,543	229,950
Over-the-counter drugs	287,798	334,969
Nutritional supplements	153,530	177,237
Herbal products	16,396	22,289
Other product sales	152,932	181,838

	799,199	946,283

None of the Group’s customers contributed 10% or more of the Group’s revenue for the six-month periods ended June 30, 2006 and 2007.

Certain pharmaceuticals sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceuticals whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such pharmaceuticals are published by the national and provincial price administration authorities from time to time. The controls over retail prices could have a corresponding effect on Group’s pricing strategy. The prices of pharmaceuticals that are not subject to price controls are determined freely at the Group’s discretion subject, in certain

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

cases, to notification to the provincial pricing authorities. Certain of the Group’s pharmaceutical merchandise are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the six-month periods ended June 30, 2006 and 2007, approximately 3% and 5% respectively of the Group’s revenue was generated from products that are subject to government pricing controls.

8  COST OF GOODS SOLD

For the six-month periods ended June 30, 2006 and 2007, the Company recognized vendor allowances of RMB25,952 and RMB31,655 in cost of goods sold, respectively. None of the vendor allowances was recognized as a reduction of advertising and promotion costs.

No depreciation and amortization expense was included in cost of goods sold for the periods presented because the Company’s business does not involve manufacturing of merchandise and the amount of depreciation and amortization of property and equipment utilized in acquiring, warehousing and transporting the merchandise to locations ready for sale is not material.

9  SALES, MARKETING AND OTHER OPERATING EXPENSES

Sales, marketing and other operating expenses included advertising and promotion costs of RMB7,036 and RMB7,370, warehousing and buying costs of RMB6,699 and RMB8,272, and distribution costs of RMB2,611 and RMB3,468, for the six-month periods ended June 30, 2006 and 2007, respectively.

10  SHARE-BASED PAYMENTS

On August 30, 2005, the Company’s Board of Directors (“Board”) and shareholders approved and adopted a share option plan, which was subsequently amended and restated on March 20, 2006 (the “Pre-IPO Option Scheme”). Under such scheme, the directors may, at their discretion, grant options to the directors and employees of the Group (each a “Grantee”) to subscribe for ordinary shares of the Company. The Pre-IPO Option Scheme shall be valid and effective for a period commencing on August 30, 2005 and ending on the day immediately prior to the listing date on which trading in the Company’s shares first commence on a stock exchange approved by the Board (the “Listing Date”).

Under the Pre-IPO Option Scheme, the Grantee shall not in any way sell, transfer, charge, mortgage, encumber or create any interest (whether legal or beneficial) in favor of any third party over or in relation to the options or enter into any agreement to do so, except for transfer solely for tax planning purpose. Any breach of the foregoing by a Grantee shall render all outstanding options of such Grantee be automatically cancelled. In the event that on or before the Listing Date, a Grantee ceases to be employed by a member of the Group for any reason, the options granted to such Grantee shall be forfeited on the date of cessation and will not be exercisable, unless the Board otherwise determines that the options will remain exercisable for an additional period which shall not extend beyond the expiration of the original option period.

Pursuant to the Pre-IPO Option Scheme, in addition to meeting the service or vesting criterion as discussed below, the exercise of the options is conditional upon meeting a performance criterion,

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

which is the initial public offering of the Company’s ordinary shares on a stock exchange internationally recognized and duly approved by the Company’s Board of Directors and such offering meets a Qualified IPO (as defined in note 6). Hereinafter, this performance criterion is referred to as the “Qualified IPO Condition”. The exercise period and life of the options expires fives years after a Qualified IPO.

On August 30, 2005, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.40 per option, or USD400 (RMB3,245) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. Each of these options allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.075 per share. 25% of the options granted on August 30, 2005 vested immediately on the date of grant. The remaining 75% of the options shall vest over a three year period in 12 equal three-monthly installments.

On March 20, 2006, the Board granted 6,680,000 options with a grant-date fair value of approximately USD0.11 per option, or USD735 (RMB6,063) in aggregate, to certain directors, officers and employees to acquire ordinary shares of the Company. On September 1, 2006, the Board granted 1,000,000 options with a grant-date fair value of approximately USD0.14 per option, or USD140 (RMB1,144) in aggregate, to a senior officer to acquire ordinary shares of the Company. Each of the options granted in 2006 allows the Grantee to acquire one ordinary share of the Company at an exercise price of USD0.75 per share. 25% of the options granted in 2006 vested immediately on the respective dates of grant. The remaining 75% of the options shall vest over a four year period in 8 equal six-monthly installments.

A summary of the Company’s option activities for the six-month period ended June 30, 2007 is presented below:

			Weighted Average
	Number of	Weighted Average	Remaining
	Options	Exercise Price	Contractual Term

Outstanding as of January 1, 2007	8,675,000	USD 0.67
Forfeited or cancelled	(1,000)	USD 0.075

Outstanding as of June 30, 2007	8,674,000	USD 0.67	5 years after a Qualified IPO

Exercisable as of June 30, 2007	—	—

During the six-month period ended June 30, 2007, no options were exercised or exercisable.

Since the Company’s share options that were issued during 2005 and 2006 would not be exercisable until consummation of a Qualified IPO, and it is not probable that this performance condition can be achieved as it is partially outside the control of the Company, no share-based compensation expense was recorded for the six-month period ended June 30, 2007.

As of December 31, 2006 and June 30, 2007, the Company has unrecognized share-based compensation expenses of RMB10,452 and RMB10,436, respectively, of which RMB5,884 and RMB7,280 related to compensation expense with respect to the outstanding employee share options which have vested but are subject to the Qualified IPO Condition. Such amount is to be recognized immediately in the Group’s consolidated statement of operations in the period when the Qualified IPO Condition is achieved.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

On June 30, 2007, the Company’s shareholders adopted the 2007 Share Incentive Plan, which allows the Company to issue up to 8,680,000 share options, restricted shares or other share-based compensation to its employees. There has been no share-based awards granted under the 2007 Share Incentive Plan.

11  NET (LOSS)/INCOME PER SHARE

Basic and diluted net (loss)/income per share have been calculated as follows:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Numerator:
Net (loss)/income	(11,614)	43,323
Accretion to Series A redeemable convertible preferred shares redemption value	(8,113)	(8,663)

Net (loss)/income attributable to ordinary shareholders:	(19,727)	34,660

Denominator:
Basic weighted average number of ordinary shares	115,000,000	115,000,000

Diluted weighted average number of ordinary shares	115,000,000	165,000,000

Basic net (loss)/income per ordinary share:	(0.17)	0.30

Diluted net (loss)/income per ordinary share	(0.17)	0.26

Net loss attributable to ordinary shares has not been allocated to the Series A Preferred Shares because the holders of the Series A Preferred Shares do not have obligation to share the losses.

During the six-month periods ended June 30, 2006 and 2007, the Company’s dilutive potential ordinary shares outstanding consisted of Series A Preferred Shares and share options. The computation of diluted net loss per share for the six-month period ended June 30, 2006 did not assume the 50,000,000 ordinary shares issuable upon conversion of Series A Preferred Shares because the inclusion of these potential dilutive securities would be anti-dilutive. The computation of diluted net loss per share for the six-month period ended June 30, 2006 also did not assume the 7,680,000 ordinary shares issuable upon exercise of employee share options because the exercise of such employee share options is contingent upon the consummation of a Qualified IPO. The computation of diluted net income per share for the six-month period ended June 30, 2007 is based on net income attributable to ordinary shareholders of RMB43,323, which assumed that there was no accretion to Series A Preferred Shares redemption value for the six-month period ended June 30, 2007, and assumed the conversion of the 50,000,00 ordinary shares issuable upon conversion of Series A Preferred Shares on January 1, 2007 using the if-converted method. The computation of diluted net income per share for the six-month period ended June 30, 2007 did not assume the 8,674,000 ordinary shares issuable upon exercise of employee share options because the exercise of such employee share options is contingent upon the consummation of a Qualified IPO.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

12  RELATED PARTY BALANCES AND TRANSACTIONS

For the periods presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Purchases from related parties (note(a))	146,521	132,760
Sales to related parties (note(b))	496	7,687

	December 31,	June 30,
	2006	2007
	RMB	RMB

Due from related parties (note(b))	5,818	5,212
Due to related parties (note(c))	55,628	58,643

Notes:

(a)	The Group purchased merchandise from the following related parties in the normal course of business:

	Six-month Period Ended June 30,
	2006	2007
	RMB	RMB

Yunnan Jian Zhijia Medical
Ltd. (an affiliated entity of Yunnan Nepstar)	98,948	104,983
Neptunus Group and its affiliates	47,573	27,777

	146,521	132,760

The payment terms offered by the related parties to the Group for purchase of merchandise ranged from 60 to 90 days. For the periods presented, none of the Group’s suppliers accounted for 10% or more of the Group’s purchases of merchandise, except for Yunnan Jian Zhijia Medical Ltd., which accounted for 16.0% and 17.0% of the Group’s total purchases of merchandise for the six-month periods ended June 30, 2006 and 2007, respectively.

(b)	In the normal course of business, the Group sold merchandise to Neptunus Group and its affiliates. As of December 31, 2006 and June 30, 2007, the amounts due from Neptunus Group and its affiliates of RMB 5,246 and RMB4,697 related to the sale of merchandise, which were due 90 days from the date of sales. The remaining amounts due from related parties of RMB572 and RMB515 as of December 31, 2006 and June 30, 2007 respectively related to expenses paid by the Group on behalf of Neptunus Group and its affiliates. The amounts were payable on demand and were normally repaid within 3 months from each of the respective balance sheet dates.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

(c)	The balances represent amounts due to the following parties in connection with purchase of merchandise as described in note (a) above:

	December 31,	June 30,
	2006	2007
	RMB	RMB

Yunnan Jian Zhijia Medical Ltd.	47,863	50,781
Neptunus Group and its affiliates	7,765	7,862

	55,628	58,643

13  COMMITMENTS AND CONTINGENCIES

Future minimum lease payments under non-cancelable operating lease agreements as of June 30, 2007 were as follows.

		Warehouses and
	Store Premises	Office Premises	Total
	RMB	RMB	RMB

Period from July 1, 2007 to December 31, 2007	50,144	4,072	54,216
Years ending December 31,
2008	152,407	7,600	160,007
2009	123,772	4,407	128,179
2010	89,029	3,451	92,480
2011	46,098	1,149	47,247
2012	17,836	818	18,654
Thereafter	22,322	2,065	24,387

Total	501,608	23,562	525,170

The Group’s rental expenses under operating leases amounted to RMB81,325 and RMB95,257 for the six-month periods ended June 30, 2006 and 2007, respectively.

14  FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of the Group’s financial assets and liabilities, such as cash, accounts and other receivables, amounts due from/to related parties, short-term bank loan, accounts and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of equity investments in private enterprises in the PRC cannot be reasonably estimated without incurring excessive cost. However in the opinion of management, the estimated fair values of these investments are not significantly different from their current carrying values.

15  PRO FORMA FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed balance sheet as of June 30, 2007 gives effect to the conversion of the Series A Preferred Shares into ordinary shares on a one for one basis

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

on that date. The accompanying unaudited pro forma basic and diluted net income per ordinary share data for the six-month period June 30, 2007 gives full effect to (i) the elimination of accretion to Series A Preferred Shares redemption value, had the conversion of the Series A Preferred Shares occurred on January 1, 2007; and (ii) the incremental number of ordinary shares that would have been outstanding had the Series A Preferred Shares been converted into ordinary shares on January 1, 2007, based on the conversion ratio of one preferred share to one ordinary share.

The pro forma condensed balance sheet is as follows:

		Pro Forma
	Actual	adjustment for	Pro Forma
	June 30,	conversion of	June 30,
	2007	preferred shares	2007
	RMB	RMB	RMB

Total assets	737,245	—	737,245

Total liabilities	446,979	—	446,979

Minority interests	14,849	—	14,849

Series A redeemable convertible preferred shares	243,195	(243,195)	—

Shareholders’ equity
Share capital — ordinary shares
USD 0.0001 par value	95	39	134
Additional paid-in capital	50,954	243,156	294,110
Accumulated other comprehensive loss	(533)	—	(533)
Accumulated deficit	(18,294)	—	(18,294)

Total shareholders’ equity	32,222	243,195	275,417

Total liabilities, minority interests redeemable convertible preferred shares and shareholders’ equity	737,245	—	737,245

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Amounts in thousands, except per share data)

The pro forma basic and diluted earnings per ordinary share is calculated as follows:

Six-month
Period Ended
June 30, 2007
RMB

Numerator:
Net income attributable to ordinary shareholders	34,660
Accretion to Series A Preferred Shares redemption value	8,663

Pro forma net income attributable to ordinary shareholders for basic and diluted earnings per share	43,323

Denominator for pro forma basic earnings per ordinary share:
Weighted average number of ordinary shares outstanding	115,000,000
Ordinary shares issuable upon conversion of Series A Preferred Shares	50,000,000

165,000,000

Pro forma basic earnings per ordinary share:	0.26

Pro forma diluted earnings per ordinary share:	0.26

The pro forma diluted earnings per ordinary share is equal to pro forma basic earnings per ordinary share because there was no dilutive effect of outstanding share options by applying the treasury stock method.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

China Nepstar Chain
Drugstore Ltd.

20,625,000 American Depositary Shares
Representing

41,250,000 Ordinary Shares

Goldman Sachs (Asia) L.L.C.
Merrill Lynch & Co.

Representatives of the Underwriters

CLSA Asia-Pacific Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

				Underwriting
	Date of Sale or	Number of	Consideration	Discount and
Purchaser	Issuance	Securities	in U.S. dollars	Commission

GS Capital Partners 2000, L.P.	October 6, 2004(1)	16,541,989	US$8,270,994.50	n/a
	December 1, 2005	11,028,000	US$5,513,996.36	n/a
GS Capital Partners 2000 Offshore, L.P.	October 6, 2004(1)	6,010,722	US$3,005,361.00	n/a
	December 1, 2005	4,007,140	US$2,003,573.93	n/a
GS Capital Partners 2000 GmbH & Co.	October 6, 2004(1)	691,418	US$345,709.00	n/a
	December 1, 2005	460,940	US$230,472.57	n/a
GS Capital Partners 2000 Employee Fund, L.P.	October 6, 2004(1)	5,255,871	US$2,627,935.50	n/a
	December 1, 2005	3,503,920	US$1,751,957.14	n/a
Goldman Sachs Direct Investment Fund 2000, L.P.	October 6, 2004(1)	1,500,000	US$750,000.00	n/a
	December 1, 2005	1,000,000	US$500,000.00	n/a
Certain directors and employees of the Registrant	August 30, 2005	Options to purchase a total of 1,000,000 ordinary shares	n/a	n/a
Certain directors and employees of the Registrant	March 20, 2006	Options to purchase a total of 6,680,000 ordinary shares	n/a	n/a
Certain employee of the Registrant	September 1, 2006	Options to purchase 1,000,000 ordinary shares	n/a	n/a

(1)	Concurrently with the issuance of Series A preferred shares to the GS Funds on October 6, 2004, we issued to each of the GS Funds an earn-out warrant that would entitle the GS Funds to purchase additional Series A preferred shares at a price of US$0.0001 per share, if our financial performance in 2004 did not meet the performance target set forth in the earn-out warrant. Since we met the 2004 financial performance target set forth in the warrants, no additional shares were issued to the GS Funds pursuant to the earn-out warrant.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People’s Republic of China, on October 31, 2007.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on October 31, 2007.

Signature		Title

/s/ Simin Zhang Name: Simin Zhang		Chairman of the Board of Directors

/s/ Jiannong Qian Name: Jiannong Qian		Director and Chief Executive Officer (principal executive officer)

/s/ Jiaxin Feng Name: Jiaxin Feng		Executive Director

* Name: Stephanie Hui		Director

* Name: Wanlin Liu		Director

* Name: Andrew Weiwen Chen		Chief Financial Officer (principal financial officer)

* Name: Zixin Shao		Financial Controller (principal accounting officer)

* By:	/s/ Jiaxin Feng Name: Jiaxin Feng Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of China Nepstar Chain Drugstore Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on October 31, 2007.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi

Title:	Managing Director,
Puglisi & Associates

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement
3	.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of this offering
4	.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares
4	.3*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
4	.4*	Investors’ Rights Agreement among the Registrant, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., dated October 6, 2004
4	.5*	Securities Purchase Agreement among the Registrant, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co., GS Capital Partners 2000 Employee Fund, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., dated October 6, 2004
5	.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8	.1*	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters
8	.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters
10	.1*	Form of Indemnification Agreement with the Registrant’s directors
10	.2*	Pre-IPO Share Option Scheme adopted by the Registrant, as amended and restated on March 20, 2006
10	.3*	2007 Share Incentive Plan of the Registrant adopted as of June 30, 2007
10	.4*	Form of Logistics Service and Information Technology Support Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation)
10	.5*	Form of Trade Name License Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation)
10	.6*	Form of Supply Agreements dated as of May 28, 2007 between Shenzhen Nepstar Pharmaceutical Co., Ltd. and each of the regional Nepstar companies (Translation)
10	.7.1*	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. (Translation)
10	.7.2*	Loan Agreement dated as of June 13, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Industrial Bank Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)
10	.8.1*	Form of Shareholders Agreement dated as of April 28, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd. and Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. with respect to each of the regional Nepstar companies (Translation)
10	.8.2*	Commitment letter dated as of August 21, 2007 from Feng Tu and Shenzhen Nepstar Management Consulting Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd.
10	.8.3*	Commitment letter dated as of August 21, 2007 from Liping Zhou and Shenzhen Nepstar Information and Technology Co., Ltd. to Shenzhen Nepstar Pharmaceutical Co., Ltd.
10	.9.1*	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Nepstar Information and Technology Service Co., Ltd. and Shenzhen Nepstar Management Consulting Co., Ltd. (Translation)
10	.9.2*	Equity Pledge Agreement dated as of June 22, 2007 among Shenzhen Nepstar Pharmaceutical Co., Ltd., Liping Zhou and Feng Tu (Translation)
10	.10*	Lease Agreement dated as of June 11, 2004 between Shenzhen Renbao Investment Real Estate Management Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding office space for the headquarters of the Registrant (Translation)
10	.11*	Lease Agreement dated October 15, 2004, between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation)
10	.12*	Lease Agreement dated as of December 16, 2005 between Shenzhen Baodazhou Development Limited and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding the national distribution center (Translation)

Exhibit
Number		Description of Document

10	.13*	Trademark License Agreement dated as of April 20, 2000 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding ‘‘Neptunus” (Translation)
10	.14*	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Group Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 499 trademarks (Translation)
10	.15*	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tongai” and “Jindian” (Translation)
10	.16*	Trademark License Agreement dated as of July 7, 2006 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 42 trademarks (Translation)
10	.17*	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Pharmaceutical Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding 14 trademarks (Translation)
10	.18*	Trademark License Agreement dated as of June 28, 2007 between Shenzhen Neptunus Tong’ai Pharmaceutical Manufacturing Co., Ltd. and Shenzhen Nepstar Pharmaceutical Co., Ltd. regarding “Tongai” (Translation)
21	.1*	Subsidiaries of the Registrant
23	.1**	Consent of KPMG
23	.2*	Consent of American Appraisal China Limited
23	.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23	.4*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)
23	.5*	Consent of Haiwen & Partners (included in Exhibit 99.2)
23	.6*	Consent of Frost & Sullivan
24	.1*	Power of Attorney (included on the signature page in Part II of this registration statement)
99	.1*	Code of Business Conduct and Ethics
99	.2*	Opinion of Haiwen & Partners concerning certain PRC law matters

† To be filed by amendment

* Filed previously

** Filed herewith